Management’s Discussion and Analysis
and
Consolidated Financial Statements
June 30, 2025

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Management's Discussion and Analysis
June 30, 2025

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Management's Discussion and Analysis
June 30, 2025

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Management's Discussion and Analysis
June 30, 2025

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Management's Discussion and Analysis
SECTION l: SELECTED FINANCIAL DATA
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the fiscal year ended June 30, 2025 (FY25). The MD&A contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends”, “plans”, “aims” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated. IFC undertakes no obligation to update any forward-looking statements.
The table below presents selected financial data as of June 30, 2025, June 30, 2024 and for the years ended on June 30, 2025, June 30, 2024 and June 30, 2023. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
Table 1: Financial Data Summary

	For the year ended
(US$ in millions)	June 30, 2025 (FY25)	June 30, 2024 (FY24)	June 30, 2023 (FY23)
Investments Highlights (Section III)
Total Commitments	$71,698	$56,087	$43,729
Own Account (OA) Commitments (Long-Term Finance (LTF) and Short-Term Finance (STF) Commitments)	28,284	31,654	27,704
Core Mobilization (CM) LTF and STF Commitments	43,414	24,433	16,025
Disbursements	23,026	19,147	18,689
Statements of Operations
Net income (Section VIII)	$2,007	$1,485	$672
Allocable income (Section V)	1,710	1,558	681

(US$ in millions)	June 30, 2025	June 30, 2024
Balance Sheets
Total assets	$129,740	$108,187
Liquid assets [a] (Section IV)	44,784	37,734
Investments (Section III)	67,520	58,747
Loans	42,229	36,437
Equity Investments	11,777	11,121
Debt Securities	13,514	11,189
Borrowings outstanding (Section V)	71,450	55,755
Total capital (Section V)	40,928	37,472
_________
a Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.

Capital Utilization Ratio	June 30, 2025	June 30, 2024
Capital Utilization Ratio (CUR)	61.6%	60.5%

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Management's Discussion and Analysis
SECTION ll: EXECUTIVE SUMMARY
This executive summary highlights selected information and may not contain all of the information that is important to readers of this document. For a complete description of IFC’s FY25 performance, as well as the risks and critical accounting estimates affecting IFC, this MD&A should be read in its entirety.
IFC is the largest global development institution focused on the private sector in emerging markets. Established in 1956, IFC is owned by 186 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)1 and is a legal entity separate and distinct from the other WBG institutions, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. IFC is not liable for the obligations of the other institutions.
IFC’s mission – as one of the WBG entities – is to end extreme poverty and boost shared prosperity on a livable planet. IFC's primary focus is to direct capital to investments with significant potential for job creation. Public finance alone will not deliver the investment necessary to develop a vibrant private sector that creates jobs and sustained growth; private sector investment is needed. However, private sector investment flows only where conditions conducive to such investments exist and where there is a clear probability of return. IFC aims to enhance private capital mobilization, scale equity financing, deepen local capital markets, and unlock access to finance for Micro, Small, and Medium Enterprises. To further support these efforts, the Boards of Directors and Management have been reforming the WBG and are working to better address the scale of private sector investment needs by streamlining project approval times and making it easier for clients to engage with us. Together, these measures are key steps toward generating bankable projects and making financial and political risks more manageable for private sector investors.
In April 2018, IFC's Board of Governors approved a capital increase package comprising a three-step capital raising process: conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI), and General Capital Increase (GCI) that would together provide up to $5.5 billion in additional paid-in capital. The subscription window closed on April 16, 2025, with a total of $4.9 billion subscribed by 156 member countries. In April 2025, the payment deadline for the GCI was further extended to April 16, 2026. As of June 30, 2025, payments of $4.4 billion have been received from 130 member countries.
Aligned with the capital increase, IFC continued to grow its footprint in the poorest member countries and fragile areas. New and ongoing factors continue to influence the global outlook, including: global market uncertainties, migration surges, youth unemployment, energy access, climate adaptation and mitigation, and growing fragility. IFC continues to work with partners at global and country levels to maximize impact for development by efficiently channeling resources into projects that create jobs, drive growth, reduce poverty, and improve living standards through various platforms. For example, in December 2024, IFC signed a $3 billion Managed Co-Lending Portfolio Program (MCPP) Real Sector Unfunded program with 14 global insurance companies. This initiative provides an unfunded mobilization platform to support eligible projects across various real sectors. As IFC’s first credit insurance portfolio program targeting the real sectors of the economy, this initiative highlights the growing role of private insurers in mobilizing financing to improve livelihoods and drive long-term economic development. On July 1, 2024, the WBG guarantee platform, housed at MIGA, was launched to bring together products and experts from the World Bank, IFC, and MIGA and aims to boost WBG annual guarantee issuances for all entities.
FINANCIAL BUSINESS MODEL
IFC helps developing member countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans, equity investments, debt securities and guarantees. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means (Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of repayment. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (net worth). Proceeds of borrowings from market sources or net worth not immediately disbursed for investments are managed internally by IFC in its liquid asset portfolio.
IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in U.S. dollars ($ or US$) or swapped into U.S. dollars. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans, debt securities and liquid assets by closely matching the currency and rate basis of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

1    The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

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Management's Discussion and Analysis
Financial Performance
IFC’s primary sources of income are from its loans, debt securities, equity investments and liquid assets. The income generated covers administrative expenses and provisions for losses. For loans, debt securities and liquid assets, income is largely in the form of interest income net of charges on borrowings (Figure 1), as well as capital gains. IFC’s equity investments generate income through capital gains, as well as dividends.
Figure 1: Sources and uses of income

Sources
Uses
Simplified Balance Sheet
Income
Funding
Net Income
Loans & Debt Securities
Market Borrowings
Liquid Assets
Capital / (Net worth)
Equity Investments
Loan & Debt securities income
-
Charges on Borrowings
=
Net Income from Loans & Debt Securities
Return on Liquid Assets
-
Charges on Borrowings
=
Liquid Asset Income, net
Dividends & Capital Gains
=
Equity Income
Admin Expenses
Loan Loss Provision
Retained Earnings

BASIS OF PREPARATION OF IFC’S CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). IFC’s accounting policies are discussed in more detail in Section VII: Critical Accounting Policies, and in Note A to IFC’s consolidated financial statements as of and for the year ended June 30, 2025 (FY25 consolidated financial statements).
IFC uses allocable income, a non-U.S. GAAP measure (formerly referred to as Income Available for Designations) as the basis for making net income allocation decisions. Allocable income is comprised of net income excluding unrealized gains and losses on IFC's loans, debt securities, equity investments and borrowings2 and income from the Post-retirement Contribution Reserve Fund (PCRF). The exclusion of PCRF income was approved by the Board in June 2024, and was effective from FY24.
The tables below outline a comparative breakdown of IFC's Statements of Operations, including a reconciliation of IFC’s net income to allocable income for the respective years ended on June 30, 2025, June 30, 2024 and June 30, 2023, as well as key Balance Sheet components and key financial ratios as of June 30, 2025 and June 30, 2024.

2 Unrealized gains and losses on loans, debt securities, equity investments and borrowings presented in Table 2 includes unrealized gains and losses from associated derivatives.

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Management's Discussion and Analysis
Table 2: Summary of Financial Results

	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	June 30, 2023
Consolidated statements of operations highlights
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$3,373	$3,204	$2,290
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(56)	(9)	(22)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	517	142	191
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	819	811	518
Release of provision (provision) for losses on available-for-sale debt securities	6	(12)	(7)
Income from liquid asset trading activities	2,298	2,391	1,464
Charges on borrowings	(3,596)	(3,815)	(2,598)
Other income	602	587	518
Other expenses	(2,028)	(1,827)	(1,721)
Foreign currency transaction losses on non-trading activities	(43)	(115)	(86)
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$1,892	$1,357	$547
Net unrealized gains on loans, debt securities, borrowings and related derivatives	115	128	125
Net income	$2,007	$1,485	$672
Adjustments to reconcile net income to allocable income
Unrealized losses (gains) on loans and debt securities [a]	$384	$(182)	$(175)
Unrealized (gains) losses on equity investments [a]	(157)	231	134
Unrealized (gains) losses on borrowings [a]	(499)	54	50
PCRF income [b]	(25)	(30)	—
Allocable income	$1,710	$1,558	$681
_________
a Unrealized gains and losses on loans, debt securities, equity investments and borrowings includes unrealized gains and losses from associated derivatives.
b Starting FY24, the PCRF income was excluded from allocable income.

(US$ in millions)	June 30, 2025	June 30, 2024
Consolidated balance sheets highlights
Total assets	$129,740	$108,187
Liquid assets [a]	44,784	37,734
Investments	67,520	58,747
Loans	42,229	36,437
Equity Investments	11,777	11,121
Debt Securities	13,514	11,189
Borrowings outstanding, including fair value adjustments	71,450	55,755
Total capital	40,928	37,472
of which
General reserve	12,913	11,595
Cumulative fair value and other adjustments	158	(139)
Unallocated net income	1,881	1,677
Other reserves and surplus	350	162
Accumulated other comprehensive income (AOCI)	1,617	957
Paid-in capital	24,009	23,220
_________
a Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.

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Management's Discussion and Analysis
Table 3: Key Financial Ratios

(US$ in billions, except ratios)	June 30, 2025	June 30, 2024
Overall liquidity ratio [a]	71.6%	81.0%
Debt to equity ratio [b]	2.0	1.7
Total reserve against losses on loans to total committed portfolio [c]	2.8%	2.8%
Capital measures:
Capital Available [d]	$39.0	$36.6
Capital Required [e]	24.0	22.2
Capital Utilization Ratio [f]	61.6%	60.5%
_________
a Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from IBRD, such that it would cover at least 45% of the next three years’ estimated net cash requirements. IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 71.6% as of June 30, 2025, above the minimum requirement of the Board of 45%.

b Debt to equity (leverage) ratio is defined as outstanding borrowings plus committed guarantees divided by total capital comprised of paid-in capital, retained earnings and Accumulated other comprehensive income. IFC’s debt to equity ratio as of June 30, 2025 was well within the maximum of 4 required by the policy approved by IFC’s Board of Directors.

c Total reserve against losses on loans to total committed portfolio is defined as reserve against losses on loans as a percentage of the total committed loans at amortized cost.
d Capital Available: Resources available to absorb potential losses, calculated as: The sum of IFC's paid-in capital, general reserve, unallocated net income and AOCI, minus the pension surplus of each pension plan and PCRF assets.
e Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
f CUR is defined as Capital Required divided by Capital Available.

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Management's Discussion and Analysis
FINANCIAL PERFORMANCE SUMMARY
IFC’s financial performance has been influenced by its results from operations, changes in interest rates, foreign exchange rate movements, and the volatility of emerging equity markets in FY25.
Net income and Allocable income
IFC’s net income was $2.0 billion in FY25, as compared to $1.5 billion in FY24. Allocable income totaled $1.7 billion in FY25, as compared to $1.6 billion in FY24. The increase in net income was mainly driven by higher unrealized gains on borrowings, higher treasury and equity income, partially offset by lower income from the loans and debt securities.
Figure 2 : Income Measures (US$ in millions)
Investment Operations
In FY25, IFC delivered a combined total of $71.7 billion in long-term and short-term financing, representing an increase of 28% compared to FY24. IFC committed $28.3 billion from its own account ($31.7 billion in FY24) and disbursed $23.0 billion in FY25 ($19.1 billion in FY24) excluding guarantees. See more details in Section III: Client Services.

Figure 3: LTF and STF Commitments (US$ in billions) Figure 4: Disbursements (US$ in billions)

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Management's Discussion and Analysis

Investment Portfolio
The carrying value[a] of IFC's outstanding investment portfolio was $67.5 billion as of June 30, 2025, an increase of $8.8 billion compared to June 30, 2024. The portfolio's growth primarily resulted from the $7.7 billion of net disbursements (disbursements net of repayments, prepayments, and divestments) during FY25 driven by IFC’s high level of commitments in recent years.

Liquid Assets
The Net Asset Value (NAV) of the liquid asset portfolio increased by $7.1 billion to $44.8 billion as of June 30, 2025 from June 30, 2024. This reflected an increase of $5.6 billion in the Market Funded Liquidity portfolio due to the significant amount of borrowings issued in FY25. The Net Worth Funded Liquidity portfolio also grew, in line with the increase in retained earnings.

Borrowings
Borrowings outstanding (including fair value adjustments) increased by $15.7 billion from $55.8 billion as of June 30, 2024 to $71.5 billion as of June 30, 2025, mainly due to net new issuances of $13.0 billion in anticipation of higher disbursements.
New borrowings under the medium and long-term borrowing program (on a funding authorization basis) in FY25 were $23.4 billion as compared to $13.1 billion in FY24.

Economic Capital Framework

IFC’s Capital Adequacy, as measured by CUR was 61.6% as of June 30, 2025, up from 60.5% as of June 30, 2024. The change is attributable to increases in both Capital Available and Capital Required. Capital Available is primarily driven by the growth in retained earnings, paid-in capital and AOCI. The increase in Capital Required is mainly driven by the need for additional capital to support the Loan, Equity and Treasury portfolios, and higher Operational risk capital.

_________
a Please refer to Section III: Client Services Disbursed Investment Portfolio section for the definition of carrying value.

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Management's Discussion and Analysis
SECTION III: Client Services
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development and, as projects mature, assesses the quality of the development benefits realized. IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment project cycle generally includes the following stages:
Figure 9: IFC’s Investment Project Cycle

Business Development
Concept Review
Appraisal
Investment Review
Board Approval
Commitment
Disbursement
Project Management

IFC’s investment products and services are designed to meet the needs of clients in different industries – principally infrastructure, manufacturing, agribusiness, disruptive technologies and funds, services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and commodity finance, guarantees and partial credit guarantees, securitizations, client risk management services, blended finance, and mobilization products discussed below.
IFC supervises its investments by closely monitoring project performance and ensuring compliance with contractual obligations and IFC’s internal policies and procedures.
INVESTMENT PRODUCTS
Loans – IFC finances projects and companies through loans from its own account, typically for seven to twelve years. IFC also makes loans to intermediary banks, leasing companies, and other financial institutions for on-lending. While IFC’s loans have traditionally been denominated in the major currencies, IFC has made it a priority to structure local currency products. IFC has provided funding in 76 local currencies. Pricing of IFC’s loans reflects market conditions and country and project risks, and loans are typically variable rate (or swapped into variable rate).
Equity Investments – Equity investments provide developmental support and long-term growth capital that private enterprises need. IFC invests directly in companies’ equity, and also through private-equity funds. IFC generally invests in between 5 and 20 percent of a company’s equity. IFC’s equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC. Equity investments are usually denominated in the currency of the country in which the investment is made. IFC also uses put and call options, profit participation features, conversion features, warrants and other types of instruments in managing its equity investments.

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Management's Discussion and Analysis
Debt Securities – Investments typically in the form of bonds and notes, securitized debt obligations (e.g., asset-backed securities (ABS), mortgage-backed securities (MBS), and other collateralized debt obligations) and preferred shares that are mandatorily redeemable by the issuer or puttable to the issuer by IFC.
Trade and Supply Chain Finance – IFC’s Trade and Supply Chain Finance programs offer guarantees, risk-sharing facilities, loans and other structured products to support trade and supply chains in emerging markets. IFC’s Global Trade Finance Program (GTFP) guarantees trade-related payment obligations of approved financial institutions. Separately, the Global Trade Liquidity Program (GTLP) provides liquidity, through risk sharing, for trade in developing member countries. IFC also has a number of other Trade and Supply Chain Finance related programs, including Global Trade Supplier Finance (GTSF), Global Supply Chain Finance Program (GSCF), Global Warehouse Finance Program (GWFP), and Global Structured Trade Finance Program (GTST).
Guarantees and Partial Credit Guarantees – IFC provides guarantees for debt instruments, including portfolio risk sharing facilities, and trade obligations of clients. These guarantees cover commercial as well as noncommercial risks. While IFC provides local currency guarantees, the client is generally obligated to reimburse IFC in U.S. dollar terms when a guarantee is called. A partial credit guarantee represents a promise of full and timely debt service payment up to a predetermined amount. Typically, the sum that IFC pays out under a guarantee covers creditors irrespective of the cause of default.
Securitizations – IFC invests in domestic or cross-border securitizations and provides credit enhancement to transactions through funded or unfunded participations, mainly at the mezzanine level.
Client Risk Management Services – IFC extends long-maturity risk management products to clients in developing member countries to allow them to hedge their interest rate, currency, or commodity-price exposures.
Blended Finance – In addition to providing commercial financing for IFC’s own account, IFC uses a number of complementary tools to crowd in private sector financing that would otherwise not be available to projects with high development impact. IFC blends concessional funds, typically from development partners, alongside IFC’s own commercial funding.
Mobilization Products – IFC promotes development by mobilizing financing for the private sector in its developing member countries. Mobilization at IFC is governed by IFC’s Core Mobilization Procedure (the Procedure). The Procedure interprets how the harmonized Multilateral Development Banks (MDBs) and Development Finance Institutions (DFIs) mobilization definitions apply to IFC’s private-sector development activities. IFC estimates Core Mobilization at the time of commitment based on the project financing plan. Mobilization activities are included in Core Mobilization if they meet five criteria:
i.Sourced from a third party that is neither IFC nor the client itself;
ii.Include financing or credit risk transfer;
iii.Arranged on commercial terms;
iv.Due to the active and direct involvement of IFC; and
v.Benefit an IFC client.
The Procedure provides product-specific frameworks for interventions to qualify as Core Mobilization. These include:
•Syndications – Syndications are debt investments which are a direct result of IFC’s activities to mobilize debt financing from co-investors for a firm in which IFC is also investing. IFC programs for debt syndications include B Loans, parallel loans (agented and non-agented), loans under the Managed Co-Lending Portfolio Program, credit insurance, debt securities syndications, B Bonds, and A-Loan Participations. For syndications, Core Mobilization is the amount of financing provided by co-investors to IFC investee firms.
•Advisory and upstream – IFC may play a mandated advisory role to directly design a transaction and facilitate a successful investment in the same transaction. IFC programs for transaction-related advisory and upstream include Public-Private Partnership (PPP) Mobilization, Asset Monetization, Mergers & Acquisitions and Pre-Initial Public Offering Advisory Mobilization, and Upstream Collaboration and Co-Developments Mobilization. For advisory and upstream, Core Mobilization is the amount of financing provided by investors.
•Anchor investments – Anchor investment entails IFC’s upfront commitment as an investor in a firm’s planned issuance of securities. IFC’s anchor investment is evidenced by legal documentation and included in transaction marketing materials. IFC supplements its anchor investment by performing a range of activities, including initiating the concept, advising clients on the selection of an arranger, and referring inquiries from potential investors to the licensed arranger3. For anchor investments, Core Mobilization is the amount of financing provided by co-investors to IFC investee firms.
•Third-party-managed funds – Third-party-managed funds entail IFC’s upfront commitment as an anchor investor in funds, including growth equity, venture capital, mezzanine, and senior debt funds targeting Emerging Market and Developing Economies borrowers. IFC’s anchor investment is evidenced by legal documentation and included in transaction marketing materials. IFC supplements its anchor investment by performing a range of activities, including standard setting and legal structuring of terms. For
3 An IFC investment role is necessary but not sufficient to recognize Core Mobilization in an anchor investment.

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Management's Discussion and Analysis
third-party-managed funds, Core Mobilization is the amount of financing provided by co-investors excluding arrangers, underwriters, and any co-investors receiving more favorable terms than IFC.
•Trade finance – Trade finance mobilization reflects the non-IFC portion of investments under the GTLP, GWFP, GTST, and GSCF made available to a private firm due to IFC’s active and direct involvement in raising resources. For trade finance, Core Mobilization is the amount of financing mobilized less the amount of IFC’s financing or guarantee, which is recognized as an own-account commitment.
•IFC-managed funds – IFC created an Equity Mobilization Department (formerly IFC Asset Management Company, or AMC) as its core equity mobilization platform to attract third-party capital to invest alongside IFC via IFC-managed funds and direct co-investments. For fund management, Core Mobilization is the total of the amount of investment made by an IFC-managed fund excluding the IFC portion and any amount of direct co-investment made by an IFC-managed fund investor.
•Guarantees – IFC guarantees on debt instruments to private firms can enhance the credit rating of a securities issuance or support firms in managing exposure/capital limits and manage risk aversion. Guarantees can either be on a single-asset or portfolio basis. For guarantees, Core Mobilization is the amount of financing the guarantee mobilizes less the amount of IFC’s guarantee, which is recognized as an own-account commitment.

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Management's Discussion and Analysis
INVESTMENT PORTFOLIO MANAGEMENT
At the core of IFC’s approach to portfolio management is the objective to build and proactively manage a portfolio that produces strong financial results and development impact. IFC achieves this through a combination of strong presence on the ground and deep sector expertise, which enables IFC to stay close to its clients and markets, monitor trends and anticipate impacts of external factors.
Active portfolio management depends on timely and accurate information to drive business decisions. Regional investment teams regularly review the regional industry portfolio with IFC’s senior management and risk teams to ensure continued oversight and assess broad trends as well as performance of select projects. Additionally, quarterly reviews of IFC’s portfolio results are presented to the Board, along with an in-depth analysis at the end of each fiscal year. IFC's investment and portfolio teams, largely based in field offices, complement global reviews with asset-by-asset quarterly assessments for investments.
Figure 10: IFC’s Investment Portfolio Management

Engagement with sponsors and government officials
Site visits
E&S performance assessment
Stress tests
Equity analysis
Portfolio analysis
Investment Portfolio Management
Department of Special operations engagement

At the corporate level, IFC combines portfolio analysis with sector and local expertise along with project knowledge and projections of global macroeconomic and market trends to inform decisions about program and strategy. IFC also regularly conducts stress tests to assess the performance of the portfolio against possible macroeconomic developments, and to identify and address risks.
At the project level, IFC’s multidisciplinary teams, including investment and sector specialists with deep industry expertise, closely monitor investment performance and compliance with investment agreements. IFC does this through site visits to evaluate project implementation, and through active engagement with sponsors and government officials, where relevant, to identify potential problems early on and formulate appropriate solutions. IFC also monitors clients’ environmental and social (E&S) performance in a risk-based manner and measures financial performance and development results.
IFC closely assesses its equity portfolio on an ongoing basis including proactively identifying assets ready for divestments where IFC’s development role has been completed. This rebalancing of the equity portfolio is the result of an analysis that takes into account market conditions, opportunities, expected returns, and risks, and is adjusted periodically as required. To improve its governance structure, IFC has appointed Global Equity Heads, who focus on strategic business development, central oversight and management of IFC’s larger and more complex equity positions throughout the investment lifecycle.
For projects in financial distress, IFC’s Department of Special Operations (CSO) determines the appropriate remedial actions to optimize the Corporation’s overall return on a net present value basis while minimizing reputational risk and, where possible, maximizing developmental impact. It seeks to keep the project operational to achieve the intended development impact and negotiates agreements with creditors and shareholders to share the burden of restructuring. Investors and other partners participating in IFC’s operations are kept regularly informed, and IFC consults or seeks their consent as appropriate.
IFC continues to invest in information-technology systems to better support the management of its portfolio, and continuously enhance its governance, through the Portfolio Management Department, which works closely with stakeholders both in the global industry and regional departments.

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Management's Discussion and Analysis
INVESTMENT PROGRAM
Commitments
Investment Commitments include Long-Term Finance and Short-Term Finance Commitments, from both IFC's Own Account and Core Mobilization. Investments made by IFC from its own account utilize its own borrowings or capital. Core Mobilization refers to non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a client. IFC mobilizes such finance from other private and public entities through a number of means. Own Account investments supported 346 LTF projects in FY25 (365 in FY24).
The table below outlines a comparative breakdown of IFC's Long-Term and Short-Term Finance Commitments, including Own Account and Core Mobilization in FY25 and FY24:
Table 4: Long-Term Finance and Short-Term Finance Commitments (Own Account and Core Mobilization)

	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Long-Term Finance Own Account Commitments [a]
Loans	$14,262	$17,822	$(3,560)
Equity Investments	2,061	1,722	339
Guarantees	1,845	1,857	(12)
Client Risk Management	21	57	(36)
Total Long-Term Finance Own Account Commitments	$18,189	$21,458	$(3,269)
Long-Term Finance Core Mobilization [a]
Syndication	$14,256	$8,079	$6,177
Advisory & Upstream	6,798	4,708	2,090
Anchor investment	6,883	4,202	2,681
Trade finance	3,819	1,824	1,995
Third-party funds	3,435	2,720	715
IFC-managed funds	92	16	76
Guarantees	2,597	600	1,997
Other products	215	355	(140)
Total Long-Term Finance Core Mobilization	$38,095	$22,504	$15,591
Total Long-Term Finance Commitments	$56,284	$43,962	$12,322
Short-Term Finance Commitments
Short-Term Finance Own Account	$10,095	$10,196	$(101)
Short-Term Finance Core Mobilization	5,319	1,929	3,390
Total Short-Term Finance Commitments	$15,414	$12,125	$3,289
Total Commitments [b] (Own Account and Core Mobilization)	$71,698	$56,087	$15,611
___________
a Starting FY25, commitments with freestanding credit enhancements are now classified as Core Mobilization instead of Own Account Commitments per the revised definitions and criteria for core mobilization.
b Debt security commitments are included in loans or equity investments based on their predominant characteristics.
INVESTMENT DISBURSEMENTS
During FY25, IFC disbursed $23.0 billion for its own account ($19.1 billion - FY24) as presented in the table below:
Table 5: Disbursements of IFC’s Investment Portfolio

	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Loans	$17,574	$14,482	$3,092
Equity Investments	1,710	1,535	175
Debt Securities	3,742	3,130	612
Total Investment Disbursements	$23,026	$19,147	$3,879

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Management's Discussion and Analysis
INVESTMENT PORTFOLIO
IFC’s total disbursed investment portfolio was $68.5 billion as of June 30, 2025 ($59.9 billion – June 30, 2024), as presented in the table below:
Table 6: Disbursed Investment Portfolio

	June 30, 2025		June 30, 2024
(US$ in millions)	Disbursed Investment	As a % of Total	Disbursed Investment	As a % of Total
Loans	$43,694	64%	$37,726	63%
Equity Investments	11,441	17	10,910	18
Debt Securities	13,414	19	11,221	19
Total Disbursed Investment Portfolio	$68,549	100%	$59,857	100%
IFC’s disbursed investment portfolio is diversified by geographic region. The distribution of the portfolio by geographical region as of June 30, 2025 and June 30, 2024 is shown below:
Figure 11: Disbursed Investment Portfolio Distribution by Region (US$ in billions)
IFC’s disbursed investment portfolio is also diversified by industry sector. The distribution of the portfolio by industry sector as of June 30, 2025 and June 30, 2024 is shown below:
Table 7: Disbursed Investment Portfolio Distribution by Industry Sector

	June 30, 2025		June 30, 2024
(US$ in millions)	Disbursed Investment	As a % of Total	Disbursed Investment	As a % of Total
Finance & Insurance	$29,528	43%	$26,503	44%
Collective Investment Vehicles	5,533	8	5,216	9
Electric Power	5,406	8	4,719	8
Chemicals	3,319	5	2,683	5
Construction and Real Estate	3,029	4	2,383	4
Transportation and Warehousing	2,885	4	2,332	4
Industrial & Consumer Products	2,721	4	2,199	4
Agriculture and Forestry	2,593	4	1,699	3
Information	2,081	3	1,615	3
Wholesale and Retail Trade	2,027	3	1,546	3
Others	9,427	14	8,962	13
Total	$68,549	100%	$59,857	100%

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Management's Discussion and Analysis
The breakdown of committed investment portfolio (sum of (i) committed but undisbursed balance; and (ii) disbursed and outstanding balance) as of June 30, 2025 and June 30, 2024 is presented in the table below:
Table 8: Committed Investment Portfolio

(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Loans and loan-like debt securities [a]	$65,473	$58,534	$6,939
Equity and equity-like debt securities [a]	15,624	14,646	978
Guarantees and Client Risk Management	9,103	6,689	2,414
Total Committed Investment Portfolio	$90,200	$79,869	$10,331
_______
a Loan-like and equity-like instruments are reported as debt securities on IFC’s consolidated financial statements.
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserve against losses on loans and debt securities; (iii) unamortized deferred loan origination fees; (iv) less disbursed amounts allocated to equity related options reported separately in derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments. The breakdown of IFC's investment portfolio as of June 30, 2025 and June 30, 2024 is presented in the table below:
Table 9 : The Carrying Value of IFC’s Investment Portfolio

(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Loans	$42,229	$36,437	$5,792
Equity Investments	11,777	11,121	656
Debt Securities	13,514	11,189	2,325
Total Investments	$67,520	$58,747	$8,773
Loans
The carrying value of IFC’s loan portfolio, increased by $5.8 billion (16%) to $42.2 billion as of June 30, 2025. The increase was primarily driven by net disbursements (disbursements net of repayments and prepayments) and foreign exchange gains during the year. See breakdown of this movement in Figure 12 below.
Figure 12: Carrying Value of Loan Portfolio (US$ in millions)
_______
*    Mainly represents capitalized interest and unamortized deferred fees.
The weighted average contractual interest rate on loans was 6.7% and 7.8% as of June 30, 2025 and June 30, 2024.

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Management's Discussion and Analysis
IFC offers local currency products. To manage its risk exposure, IFC typically hedges local currency loan cash flows back into U.S. dollars using swaps, or funds local currency loans with local currency bond issuances. The outstanding local currency denominated loans were $8.1 billion as of June 30, 2025, a $1.3 billion increase from June 30, 2024. IFC has also made loans in a number of frontier market currencies such as Vietnamese dong, Tanzanian shilling, Kazakhstan tenge, Bangladeshi taka, Tunisian dinar, Pakistani rupee, Nigerian naira, new Romanian lei, Serbian dinar and Sri Lankan rupee.
As of June 30, 2025, 64% of IFC’s disbursed loan portfolio was denominated in U.S. dollars (67% – June 30, 2024). After the effect of interest rate swaps and currency swaps, IFC’s loans are principally denominated in variable rate U.S. dollars. The currency composition of the disbursed loan portfolio as of June 30, 2025 and June 30, 2024 is shown below:
Figure 13: Currency Composition of Disbursed Loan Portfolio (US$ in billions)

Equity Investments
The carrying value of IFC’s equity investment portfolio, increased by $656 million (5.9%) to $11.8 billion as of June 30, 2025. The increase was mainly due to net purchases (purchases net of sales). See breakdown of this movement in Figure 14 below.
Figure 14: Carrying Value of Equity Investment Portfolio (US$ in millions)
_________
*    Mainly represents write-offs, conversions, and transfers from loans and debt securities to equity investments.

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Management's Discussion and Analysis
Debt Securities
The carrying value of IFC’s debt security portfolio, increased by $2.3 billion (20.8%) to $13.5 billion as of June 30, 2025. The increase was primarily driven by net purchases (purchases net of redemptions and prepayments). See breakdown of this movement in Figure 15 below:
Figure 15: Carrying Value of Debt Security Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from debt securities to equity investments.
Guarantees and Partial Credit Guarantees
IFC’s guarantees are available for loans and debt securities, including portfolio risk sharing facilities and trade obligations of clients, and covers commercial as well as non-commercial risks. Guarantees of $6.6 billion were outstanding (i.e., not called) as of June 30, 2025 ($4.8 billion – June 30, 2024).
MCPP
MCPP creates diversified portfolios of emerging market private sector loans. MCPP builds a loan portfolio for an investor that mirrors the portfolio IFC is creating for its own account. Investors pledge capital upfront and then as IFC identifies eligible projects, investor exposure is allocated alongside IFC’s own investment in accordance with the terms of the managed co-lending agreement.
As of June 30, 2025, eighteen global investors have pledged $19.2 billion to the MCPP, a $3.0 billion increase from the $16.2 billion as of June 30, 2024, with certain programs investing across all sectors and others focused on real sector or financial institutions exclusively. Investors have also approved funding for 371 projects worth $14.4 billion across 72 member countries as of June 30, 2025, up from 316 projects worth $12.1 billion across 69 member countries as of June 30, 2024. Out of these, $11.6 billion ($9.7 billion – June 30, 2024) has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investor’s investment criteria.
IDA-PSW
The IDA Private Sector Window (PSW) was created under IDA's Eighteenth Replenishment of Resources (IDA18) to mobilize private sector investment in IDA only member countries and IDA-eligible Fragile and Conflict-affected Situations (FCS). In IDA20, the PSW was allocated an initial envelope of $2.5 billion which was increased to $2.7 billion corresponding to the release of the PSW resources allocated in the previous replenishment cycles. This had no impact on the cumulative total PSW allocation in IDA18 through IDA20. Under IDA21, $3.2 billion has been allocated to the PSW, including $500 million capital set aside on IFC's balance sheet.

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Management's Discussion and Analysis
IFC-managed funds
AMC invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).
As of June 30, 2025, AMC managed multiple funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP)/Manager of these funds. However, none of these funds require consolidation by IFC, because the third party limited partners of these funds have a substantive ability to remove IFC as GP/Manager. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s commitment ownership interests in these AMC Funds are shown in the following table:
Table 10 : IFC’s Commitment Ownership Interests in AMC Funds

AMC Funds	IFC’s commitment ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
IFC Emerging Asia Fund, LP	22%
IFC GEMFOF 2 SMA, LP	—%
IFC Emerging Markets Sustainability Fund of Funds, LP	—%
TfL IFC Growth and Sustainability, LP	—%
_________
a By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b The commitment ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which comprises IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have a commitment ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.

c The commitment ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which comprises IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have a commitment ownership interest in the IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP.

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Management's Discussion and Analysis
IFC GEMFOF 2 SMA, LP, IFC Emerging Markets Sustainability Fund of Funds, LP, and TfL IFC Growth and Sustainability, LP were launched during FY25. AMC Funds and their activities as of and for FY25 and FY24 are summarized as follows:
Table 11: AMC Funds

	Through June 30, 2025				For the year ended
	Total funds raised since inception			Cumulative investment commitments [a]	June 30, 2025		June 30, 2024
(US$ in millions)	Total	From IFC	From other investors		Committed Amount [b]	Disbursed Amount	Committed Amount [b]	Disbursed Amount
Current Funds
IFC Capitalization (Equity) Fund, L.P.	$1,275	$775	$500	$1,214	$—	$—	$—	$—
IFC Capitalization (Subordinated Debt) Fund, L.P.	1,725	225	1,500	1,614	—	—	—	—
IFC African, Latin American and Caribbean Fund, LP	1,000	200	800	863	—	—	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	361	—	5	—	7
IFC Global Infrastructure Fund, LP [c]	1,430	200	1,230	902	—	—	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	29	—	48
IFC Middle East and North Africa Fund, LP	162	60	102	86	—	—	—	—
IFC Financial Institutions Growth Fund, LP	505	150	355	356	2	2	10	10
IFC Emerging Asia Fund, LP	693	150	543	592	2	2	17	17
IFC GEMFOF 2 SMA, LP [d]	100	—	100	41	41	18	—	—
IFC Emerging Markets Sustainability Fund of Funds, LP [d]	139	—	139	56	56	15	—	—
TfL IFC Growth and Sustainability, LP [d]	125	—	125	14	14	1	—	—
Current Funds Total	$8,372	$1,985	$6,387	$6,856	$115	$72	$27	$82

Former Funds
Africa Capitalization Fund, Ltd.	$182	$—	$182	$130	$—	$—	$—	$—
China-Mexico Fund, LP [e]	1,200	—	1,200	362	—	—	—	—
IFC Russian Bank Capitalization Fund, LP	550	250	300	82	—	—	—	—
Women Entrepreneurs Debt Fund, LP	115	30	85	110	—	—	—	—
Former Funds Total	$2,047	$280	$1,767	$684	$—	$—	$—	$—
Grand Total	$10,419	$2,265	$8,154	$7,540	$115	$72	$27	$82
_________
a Net of commitment cancellations.
b Committed amount made by AMC Funds. Excludes commitment cancellations from prior periods.
c Includes co-investment fund managed by AMC on behalf of Fund LPs.
d Fund is in investment period.
e AMC ceased to be the manager of the China-Mexico Fund, LP on September 15, 2023.

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Management's Discussion and Analysis
UPSTREAM AND ADVISORY SERVICES
Upstream and Advisory Services are central to IFC’s corporate strategy and overall mission, particularly in supporting IFC’s delivery in IDA/FCS member countries, reaching climate and gender goals and targets, and in supporting growing equity, mobilization, Micro, Small, and Medium Enterprises (MSME) support and job creation. IFC’s Articles of Agreement underline a lead role for the Corporation in private sector development “to stimulate, and to help create conditions conducive to the flow of private capital, domestic and foreign, into productive investment in member countries.” Upstream and Advisory Services help facilitate the realization of this role and provide / transform IFC business development while being driven more effectively from the IFC Regions.
IFC’s Advisory role is delivered in close coordination with IBRD, IDA and IFC’s operations, especially in creating the conditions and opportunities that will mobilize and enable private capital into investments in emerging markets. IFC has been working to scale up Upstream delivery. The transformative impact on IFC business development by creating the right enabling conditions and a medium to long term pipeline of bankable deals through Upstream & Advisory, returned meaningful results for the FY25 program.
By creating enabling conditions, supporting early-stage project development, and providing targeted advice, IFC’s Upstream and Advisory work supports its strategy to create markets and mobilize private capital. IFC works with a range of clients (companies, financial institutions, industries, and governments) to translate ideas into viable investments, green growth, and inclusive development. Services include:
•Policy support and market development: In collaboration with the IBRD and IDA, IFC advises on policies and designs market-shaping activities to support future private investments, particularly in IDA and FCS markets.
•Firm-level support: IFC provides tailored technical advice and market insights to companies, including SMEs, helping them meet international standards, improve sustainability and inclusion, and enhance competitiveness.
•Industry transformation: IFC helps industries adopt best practices and standards to boost productivity and resilience.
•Public-private partnerships (PPPs): IFC advises governments on structuring PPPs to improve access to infrastructure and services, while supporting reforms to attract investment and spur job creation.
•Project development: IFC contributes to feasibility work and de-risks early-stage project development, including through catalytic funding, to prove business models in nascent sectors and difficult markets.
•Thought leadership and global learning: IFC works with global experts to develop solutions for urgent development challenges and fosters peer learning through its global networks–an approach that proved critical during the COVID-19 pandemic.
Upstream and Advisory Services are especially impactful in the poorest and most fragile contexts, where IFC supports clients in improving environmental, social, and governance (ESG) practices, including gender inclusion. These efforts also help countries tap into the economic potential of clean energy, green buildings, and digital innovation.
IFC’s Upstream and Advisory Services are provided to various clients including companies, financial intermediaries and funds, and governments.
Figure 16: Key Stakeholders: Upstream and Advisory Services

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Management's Discussion and Analysis
How IFC works with Companies
Agribusiness: IFC helps companies improve productivity and sustainability by focusing on operational efficiency, food safety and standards, adoption of technology in the agribusiness value chain, good soil and water management, and professionalizing smallholder farmer supply chains.
Health: IFC supports healthcare providers in improving the quality of healthcare outcomes through deploying the new IFC IQ-Healthcare assessment tool and accompanying Advisory Services. IFC also runs a community of practice to support Women’s Leadership in Healthcare, focusing on the unique challenges to women leaders in the sector.
Education: Through IFC’s new initiative, Vitae, IFC supports higher education institutions in improving employability outcomes for their graduates, thereby minimizing the skills gap for the changing job realities of the 21st century.
Manufacturing: IFC works with its clients in the manufacturing sector to develop and finance their decarbonization strategies, as well as improve the productivity of their direct operations and supply chains. This includes bringing a gender-smart lens to companies’ employment challenges and supporting the deployment of supply chain finance tied to improved sustainability performance.
Tourism: IFC helps businesses modernize their tourism offerings and maximize the potential of their natural and cultural assets. IFC works with clients to assess the impact and devise strategies to restore their tourism sectors as quickly as possible.
Infrastructure: IFC supports private and sub-sovereign public sector clients to become attractive destinations for infrastructure investments and helps close the infrastructure gaps. IFC works with subnational governments to strengthen institutions and regulations; improve critical infrastructure and environmental sustainability; foster skills and innovation; expand access to finance; build capacity to manage tax and royalty payments to improve community welfare and local content. IFC also works closely with private sector clients to acquire a social license to operate in tough environments by increasing benefits to local communities; mitigating social risks; and addressing obstacles to gender equality and inclusion in the workplace, across the supply chain.
Corporate Finance Services: IFC supports clients to identify and enter new markets and structure entry strategies. IFC helps companies attract international investors, bring in new skills, expertise, and capital. IFC supports the structuring of complex projects and offers advice on the design and execution of partnerships, joint ventures, and acquisitions.
Green Buildings: IFC offers tools and training to help companies construct buildings that use energy, water, and materials more efficiently. IFC also helps governments establish related policy frameworks and works with banks to launch green-finance products.
Small and Medium Enterprises (SMEs): IFC helps SMEs strengthen their skills and performance, improving their ability to participate in the supply and distribution networks of larger firms. IFC advises companies and governments on how to improve working conditions and boost the competitiveness of the textile sector’s supply chain.
Gender and Economic Inclusion (GEI): IFC works with companies to enhance the recruitment, retention, and promotion of women and other underserved groups. IFC also helps companies increase women’s access to financial services, technology, information, and markets.
Environment, Social & Governance (ESG): IFC provides integrated ESG advice to help companies improve access to capital, achieve long-term success, and implement crisis management and pandemic response, by adopting corporate governance structures, in line with the IFC Corporate Governance Methodology, as well as environmental and social risk management systems in line with the IFC Performance Standards. IFC’s guidance addresses holistically the management of potential or actual changes to the environment, including pollution, biodiversity impacts, carbon emissions, climate change, natural resource use; potential or actual changes on surrounding community and workers, including the incidence of gender-based violence; and improving governance structures and processes, such as board functioning, gender diversity in corporate leadership, ethical conduct, controls, disclosure, and transparency. IFC builds the capacity of industry associations and service providers to influence ESG practices market wide.
Disruptive Technologies: IFC works across the entrepreneurial and venture capital ecosystem supporting accelerators, seeds funds and new fund managers in frontier geographies, connects high-impact proven tech solutions globally with corporate customers to de-risk tech adoption, increases capital flow to women entrepreneurs and promotes adoption of digital training platforms for improving digital skills for employment.
How IFC works with Financial Intermediaries and Funds
Financial Institutions: IFC helps clients strengthen risk management and diversify product offerings to key priority areas such as SME finance, gender, housing finance, and renewable energy. Through knowledge sharing of best SME-banking practices and solutions, IFC helps build financial institutions’ capacity to expand access to credit; expand their financial and non-financial services, including to women-led/owned businesses; supports sustainable supply chains; and catalyzes investment opportunities in emerging and developing market economies. IFC supports financial institutions to define and implement their digitization strategy roadmaps and accelerate their digital transformation.
Fund Managers: IFC helps develop the private equity industry in frontier markets and provides non-investment-related advice to fund managers. IFC helps increase ESG investment in emerging markets by providing asset managers with ESG data and artificial intelligence-powered analytics.

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Management's Discussion and Analysis
How IFC works with Governments
Public-Private Partnerships: IFC helps governments design and implement PPPs that are tailored to local needs, helps solve infrastructure bottlenecks, and achieves national development goals by mobilizing private technical and managerial expertise and capital.
Financial Sector: IFC works with governments and the private sector to promote universal access to finance, build resilient, transparent, and smooth-functioning financial systems and capital markets. This includes supporting governments to establish the key building blocks, both regulations and institutions, to increase access to finance, such as credit information, use of moveable assets to secure lending, and debt resolution. IFC works closely with the World Bank and leverages its expertise alongside IFC investment resources to jointly develop local capital markets in selected focus member countries.
ESG Landscape Initiative: IFC helps governments, private companies, and stakeholders, assess, and mitigate risks and cumulative impacts at a multi-project level, across specific geographic areas (landscapes). Landscape initiatives enable governments to consider E&S impacts in broader sectoral planning, achieve significant efficiencies with companies implementing joint assessments and management strategies and address environmental and social bottlenecks upstream of investment and project development.
Enabling Investment Climate: IFC helps improve the business environment through economy-wide and increasingly more sector-specific reforms that address regulatory barriers and promote investment, spur growth through increased competitiveness and access to markets, and create jobs. This work is increasingly an entry point for IFC’s upstream agenda. IFC works closely with the World Bank to leverage their expertise for private sector development.
Cities Initiative: IFC helps local governments, municipalities, and provinces prioritize and develop sustainable, resilient infrastructure services for their citizens.
As of June 30, 2025, the IFC Advisory Services portfolio totaled $1.5 billion ($1.5 billion – June 30, 2024). FY25 program expenditures were $290 million ($270 million – FY24) with a strong focus on IFC's strategic priority areas – IDA eligible member countries at 47%, fragile and conflict-affected situations at 26%, and climate adaptation & mitigation at 34%, (compared to 50%, 26% and 28% respectively in FY24).
Table 12: IFC Advisory Services – Program Expendituresa by Region

	For the year ended
	June 30, 2025		June 30, 2024
(US$ in millions)	Program Expenditure	As a % of Total	Program Expenditure	As a % of Total
Africa	$101	35%	$97	36%
Latin America and the Caribbean	44	15	36	13
East Asia and Pacific	40	14	39	14
World	27	9	22	8
Europe	24	8	22	8
South Asia	23	8	27	10
Middle East	17	6	15	6
Central Asia and Türkiye	14	5	12	4
Total Program Expenditures	$290	100%	$270	100%
__________
a The program expenditure presented herein is based on the Operational reporting methodology, which includes all project expenditures associated with an Advisory project.This does not include program expenditure associated with IFC’s Upstream project development activities.

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Management's Discussion and Analysis
Table 13: IFC Advisory Services – Program Expendituresa by Business Area

	For the year ended
	June 30, 2025		June 30, 2024
(US$ in millions)	Program Expenditure	As a % of Total	Program Expenditure	As a % of Total
Financial Institutions	$71	25%	$62	23%
Country Advisory & Economics	59	20	55	20
Transaction Advisory	56	19	54	20
Manufacturing Agribusiness & Services	37	13	35	13
Infrastructure & Natural Resources	23	8	21	8
E&S Advice & Solutions / Gender & Economic Inclusion	12	4	11	4
Disruptive Technologies & Funds	7	2	5	2
Other Advisory	25	9	27	10
Total Program Expenditures	$290	100%	$270	100%
__________
a The program expenditure presented herein is based on the Operational reporting methodology, which includes all project expenditures associated with an Advisory project.This does not include program expenditure associated with IFC’s Upstream project development activities.
SECTION IV: LIQUID ASSETS
All liquid assets are managed in accordance with an investment authority approved by the Board and the Funding and Liquid Asset Management Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
These liquid assets are funded from two sources: borrowings from the market and capital (net worth), and are managed in several sub-portfolios related to these sources. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally by IFC against money market benchmarks within the Market Funded Liquidity portfolio. The portion of IFC’s net worth not invested in equity and equity-like investments is managed internally by IFC against a U.S. Treasury benchmark within the Net Worth Funded Liquidity portfolio. Refer to Section V: Funding Resources for additional details on borrowings.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers. These include asset-backed securities (ABS), mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid asset portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
IFC’s liquid assets are accounted for as trading portfolios. The Net Asset Value of IFC's liquid asset portfolio as of June 30, 2025 and June 30, 2024 is presented in the table below:
Table 14: Liquid Asset Portfolio Net Asset Value

(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Market Funded Liquidity portfolio	$26,502	$20,878	$5,624
Net Worth Funded Liquidity portfolio	18,282	16,856	1,426
Total Liquid Asset portfolio	$44,784	$37,734	$7,050
Market Funded Liquidity portfolio increased as net inflows from market borrowings in FY25 exceeded net loan disbursements. Net Worth Funded Liquidity portfolio grew alongside retained earnings.

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Management's Discussion and Analysis
SECTION V: FUNDING RESOURCES
IFC’s funding resources (comprising borrowings before fair value adjustments, paid-in capital and retained earnings) as of June 30, 2025 and June 30, 2024 are as follows:
Figure 17: IFC's Funding Resources (US$ in billions)
BORROWINGS
The major source of IFC’s borrowings is the international debt capital markets. Under IFC’s Articles of Agreement, IFC may borrow in the public markets of a member country only with approval from that member, together with approval from the member in whose currency the borrowing is denominated.
Substantially all borrowings are carried at fair value under the Fair Value Option. The outstanding borrowings (including fair value adjustments) on IFC's consolidated balance sheets as of June 30, 2025 and June 30, 2024 are presented in the table below:
Table 15: Borrowings Outstanding

(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Medium and long-term borrowings	$69,113	$53,447	$15,666
Short-term borrowings under the discount note program	2,337	2,308	29
Total outstanding borrowings	$71,450	$55,755	$15,695

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Management's Discussion and Analysis
The increase in outstanding borrowings was mainly driven by new issuances due to higher projected disbursements, partially offset by maturities and repayments as shown in Figure 18 below:
Figure 18: Borrowings Outstanding (US$ in millions)
Market borrowings are generally swapped into floating-rate obligations denominated in U.S. dollars. On occasion, IFC uses its borrowings as a tool to promote capital markets development or directly support clients in emerging and frontier markets and this can result in raising local currency funds that are not swapped. As of June 30, 2025, non-U.S. dollar denominated market borrowings without interest rate or currency hedges accounted for 1% of the total borrowings from market sources (1% – June 30, 2024), with outstanding balances amounting to $614 million ($821 million – June 30, 2024). These borrowings were denominated in various currencies, mainly in new Romanian lei, Kenyan shilling, Philippine peso, and Chinese renminbi.
During FY25, IFC raised $23.7 billion, net of derivatives, in medium and long-term borrowings ($17.1 billion - FY24), and $4.9 billion in discount notes with maturities greater than three months ($4.4 billion - FY24). IFC maintains short-term discount note programs in U.S. dollars and Chinese renminbi to provide an additional funding and liquidity management tool. These programs, which support IFC’s trade finance and supply chain initiatives, offer financing with maturities ranging from overnight to one year. During FY25, IFC issued a total of $8.7 billion of discount notes ($7.8 billion - FY24), all denominated in U.S. dollars.
CAPITAL AND RETAINED EARNINGS
As of June 30, 2025 and June 30, 2024, IFC’s capital comprised the following:
Table 16: IFC's Capital

(US$ in millions)	June 30, 2025	June 30, 2024
Authorized capital	$25,080	$25,080
Subscribed capital	24,511	24,104
Less: unpaid portion of subscriptions	(502)	(884)
Paid-in capital	24,009	23,220
Accumulated other comprehensive income	1,617	957
Retained earnings	15,302	13,295
Total Capital	$40,928	$37,472
Following the Spring Meetings in April 2018, the Board of Governors endorsed a financing package. This package comprised: (i) a three-step capital raising process which involved the conversion of $17.0 billion of retained earnings into paid-in capital, alongside a General Capital Increase and Selective Capital Increase to raise up to $5.5 billion in additional paid-in capital; (ii) the suspension of grants to IDA after the IDA 18 replenishment; and (iii) internal measures for increased efficiency. As of June 30, 2025, the authorized capital stock remained at 25,079,991 shares, each with $1,000 par value (unchanged from June 30, 2024).

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Management's Discussion and Analysis
The GCI and SCI Resolutions were formally adopted on April 16, 2020 with the capital subscription process commencing on April 22, 2020. The SCI subscription and payment period, and the GCI subscription period ended on April 16, 2025. The GCI payment period was extended to April 16, 2026. By the close of the subscription window on April 16, 2025, a total of $4.9 billion (GCI - $4.1 billion and SCI - $761 million net of unpaid shares) was subscribed by 156 member countries. As of June 30, 2025, payments of $4.4 billion (GCI – $3.6 billion and SCI – $761 million) were received from 130 member countries.
Net Income Allocations
Management recommends allocations of net income to the Board at the end of each fiscal year, to support IFC's operations as well as other developmental activities. These recommendations are based on IFC's allocable Income (formerly referred to as Income Available for Designations). Amounts available to support other developmental activities are determined based on a Board approved income-based (sliding scale) formula and on a principles-based Board approved financial distribution policy, and are approved by the Board. The approach approved by IFC’s Board establishes a threshold whereby no allocations for other developmental activities can take place if IFC’s CUR is above 88%, and establishes a framework for prioritizing future net income allocations to the Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) based on IFC’s CUR and a cushion for FMTAAS. IFC also established the Creating Markets Advisory Window (CMAW) in fiscal year 2018 to focus on market creation in eligible IDA member countries and FCS.
Undesignated Retained Earnings comprise earnings from prior fiscal years which in the judgement of the Board of Directors should be retained to support IFC's operations, and current year's net income. Effective from FY25, the Undesignated Retained Earnings line in the Financial Statements, excluding amounts relating to the current year's net income, has been renamed and is now referred to as IFC's General Reserve, and IFC's current year's net income adjusted for fair value, expenditures against reserves, and other adjustments, is now reflected in a separate line within Retained Earnings, referred to as Unallocated Net Income. See Table 17 below for the reconciliation, as well as Note O to IFC's FY25 Consolidated Financial Statements.
Prior to FY24, allocable income comprised net income excluding unrealized gains and losses on IFC's loans, debt securities, equity investment, borrowings and related derivatives as well as grants to IDA, which were suspended in FY20 following the conclusion of the IDA Eighteenth Replenishment of Resources (IDA18). In FY24, IFC updated the calculation of allocable income to also exclude income from the Post-retirement Contribution Reserve Fund (PCRF), aligning it with its intended use for post-retirement contributions. This change, approved by the Board in June 2024, was effective from FY24.
The following table shows a reconciliation of undesignated retained earnings to the newly created general reserve, cumulative fair value and other adjustments and unallocated net income line items, as of June 30, 2025 and June 30, 2024.
Table 17 : Reconciliation of Undesignated Retained Earnings to General Reserve and Unallocated Net Income

(US$ in millions)	June 30, 2025	June 30, 2024
Undesignated Retained Earnings	$14,952	$13,133
Less: Cumulative fair value and other adjustments[a]	(158)	139
Less: Unallocated net income	(1,881)	(1,677)
General Reserve	$12,913	$11,595
__________
a Other adjustments include income associated with PCRF.
As of June 30, 2025 and June 30, 2024, retained earnings comprised the following:
Table 18: IFC's Retained Earnings Composition

(US$ in millions)	June 30, 2025	June 30, 2024
General Reserve	$12,913	$11,595
Other Reserves
Creating Markets Advisory Window (CMAW) Reserve	101	93
Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) Reserve	140	58
Small and Medium Enterprise (SME) Ventures Reserve	9	11
Frontier Opportunities Fund (FOF) Reserve	100	—
Other Reserves	350	162
Cumulative fair value and other adjustments[a]	158	(139)
Unallocated Net Income	1,881	1,677
Total Retained Earnings	$15,302	$13,295
__________
a Other adjustments include income associated with PCRF.

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Management's Discussion and Analysis
FY24 Net Income Allocations
On October 31, 2024, the Board of Directors approved the allocation of $107 million to the CMAW reserve and $152 million to the FMTAAS reserve, from IFC's FY24 net income. This approval was noted by the Board of Governors on December 18, 2024. In addition, on December 18, 2024, the Board of Governors approved an allocation of $100 million to the newly established Surplus Account and subsequent transfer to the IFC Frontier Opportunities Fund (FOF), a fund of concessional finance to spur equity investment mostly targeted to middle-income member countries including for the cutting-edge climate initiatives, after its establishment.
On February 13, 2025, the Board of Directors approved the establishment of the Frontier Opportunity Fund. Consequently, $100 million was transferred from the Surplus account to the Frontier Opportunity Fund reserve.
SECTION VI: RISK MANAGEMENT
ENTERPRISE RISK MANAGEMENT
IFC provides investments and advisory services to the private sector in emerging markets and is therefore exposed to a range of potential financial and non-financial impacts. Active monitoring and sound management of evolving risks remain critical pillars in terms of fulfilling IFC’s mission.
In addition to supporting its mission, IFC’s enterprise risk management framework (ERM) is designed to enable the prudent management of potential financial, non-financial and reputational impacts that originate from the Corporation’s business activities. In this context, IFC’s risk management efforts are designed specifically to help align the Corporation’s performance with its strategic direction. The framework defines:
▪Key risk management objectives for managing risks.
▪A standard classification of roles and responsibilities for risk management, to differentiate and thereby clarify how different parts of the Corporation contribute towards the overall management of risk through a well-defined risk governance mechanism.
▪A risk appetite component to ascertain the level and type of risk that IFC is able and willing to assume in its exposure and business activities.
▪A risk taxonomy for categorizing risks across the organization, to help ensure that risk management efforts are coordinated and aligned across the distinct parts of the organization that share responsibility for managing different aspects of risk.
▪Cross-cutting risk management principles to ensure that business decisions are based on a thorough understanding of risks and that risks and rewards are balanced appropriately. Another principle is that IFC will be selective in undertaking activities that could cause significant adverse reputational impact.
IFC’s risk culture is central to all aspects of IFC’s risk management efforts. One of the key objectives of the framework is to embed a strong risk culture in the Corporation while ascertaining those tools and capabilities are in place to facilitate risk management and decision-making at different levels of the organization.

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Management's Discussion and Analysis
Figure 19: IFC’s Enterprise Risk Management Framework

RISK MANAGEMENT PRINCIPLES
RISK MANAGEMENT OBJECTIVES
Development Impact, Financial Sustainability, Safeguarding Reputation
RISK GOVERNANCE
RISK APPETITE
RISK CATEGORIZATION

Key Risk Management Objectives
IFC has defined three explicit Risk Management Objective Statements at the corporate level which are derived from IFC’s purpose, business scope, strategic objectives, and the risks that it faces.
▪Development Impact – IFC will maximize developmental impact by focusing on the World Bank Group’s mission to end extreme poverty and boost shared prosperity on a livable planet, while maintaining financial sustainability and safeguarding its brand.
▪Financial Sustainability – IFC will generate and maintain sufficient financial resources, conduct its business and manage risk consistent with standards implied by a triple-A rating.
▪Safeguarding Reputation – In determining what engagements and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is in balance with the potential development impact.

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Management's Discussion and Analysis
Risk Governance Structure
Figure 20: IFC’s Risk Governance a

GOVERNING BODIES
Board, Management Team and Independent Oversight Bodies b
Accountability to stakeholders for organizational oversight
Governing body roles: integrity, leadership, and transparency
STAFF
INTERNAL AUDIT
Independent assurance
First line roles: own risk and responsible for identifying, recording, reporting and managing risks
Second line roles: Provide oversight and challenge of risk management
Third line roles: Independent and objective assurance
EXTERNAL ASSURANCE PROVIDERS
KEY:
Accountability, reporting
Delegation, Direction, Oversight
Alignment, collaboration

__________
a    Adapted based on the Institute of Internal Auditors three lines model.
b    Oversight Bodies include the Integrity Vice Presidency (INT), the Independent Evaluation Group (IEG), the Compliance Advisor/Ombudsman (CAO) and the Ethics and Internal Justice Services Vice Presidency along with the Internal Audit Vice Presidency which is listed separately in the picture above due to its role in providing independent oversight of IFC’s risk management practices.
IFC’s Enterprise Risk Management follows the shared-responsibility principle, and IFC’s risk governance structure is built on the “three lines model” as defined below:
▪1st Line – All staff engaged in the business origination, revenue generating and client facing areas of IFC and all associated support functions including Investment, Advisory and Treasury staff which are not risk, control or compliance monitoring functions.
▪2nd Line – Staff in risk, controllers, legal, compliance and communication functions independent of the first line provides oversight and challenge over financial and operational risk activities.
▪3rd Line – Internal Audit provides independent oversight.
From an organizational standpoint, three distinct groups govern the risks that IFC undertakes during its day-to-day business activities:
▪Independent Oversight Bodies:
i.The WBG Internal Audit Vice Presidency provides independent oversight of IFC’s risk management practices.
ii.The Integrity Vice Presidency investigates allegations of fraud, corruption, and staff misconduct in IFC’s operations and in WBG-financed operations impacting IFC.
iii.The Independent Evaluation Group assesses the relevance, efficacy and efficiency of IFC’s operational programs and activities (and their contributions to development effectiveness).
iv.The Compliance Advisor/Ombudsman serves as an independent recourse mechanism for stakeholders in projects supported by IFC.
v.The Ethics and Internal Justice Services Vice Presidency (EIJ) promotes the WBG's Core Values, and provides ethical advisory and conflict resolution services to staff.

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Management's Discussion and Analysis
▪The Board: IFC’s Articles of Agreement outline the composition, roles and responsibilities of IFC’s senior governance body, its Board of Directors. The Audit Committee of the Board of Directors plays a key role in overseeing risk management at IFC.
▪Management Team: Under the direction of its Managing Director (MD), IFC’s Management Team (MT) is responsible for the Corporation’s day-to-day operations including the management of existing and potential risks. The MT carries out its responsibilities through three Management Committees:
i.The Tier III Project Committee (T3PC), which is a decision-making body to review new projects (investment or advisory) that meet certain risk criteria including certain economic capital thresholds, nominal investment amounts, credit ratings and/or complex E&S and/or integrity issues. The T3PC does not set policy recommendations or directives but can approve exceptions to IFC’s operational directives as appropriate, for individual projects (unless otherwise specified in that directive).
ii.The Corporate Risk Committee (CRC), which is primarily responsible for overseeing risks to IFC (including in relation to Shared Services4). The CRC reviews and approves all institutional risk-related matters.
iii.The Blended Finance and Donor Funds Committee (BFC), which is primarily responsible for the terms, proper allocation and utilization of donor funds, IFC’s blended finance facilities, IDA/PSW funds at Concept and Investment Review Meeting (IRM) stage and allocation and utilization of grants at or above US $1 million. The BFC also reviews and approves public sector/government-facing advisory projects that meet certain criteria.
The MT is also supported by the Information and Technology Steering Group (ITSG), a largely deliberative body which formulates proposals, develops new ideas, considers refinements, promotes coordination, and makes recommendations regarding IFC’s IT strategy, investment plans and work programs for approval by the MT.
MT has delegated to the above Committees the authority to make certain decisions and to grant permitted exceptions to Directives and other instruments. Figure 21 below depicts IFC’s management decision-making governance structure:
Figure 21: IFC’s Management Decision Making Governance

4 IFC has service level agreements (SLAs) with IBRD in place for about 20+ shared services. The scope of these services includes HR services, information technology services, cyber security, accounting services, procurement services, global telecom and client services, knowledge and information services, liability & insurance programs and other specialized support services. These SLAs provide risk management for common risks faced by WBG such as physical safety of staff and information security to ensure cyber resilience. Each SLA has a distinct governance process of its own with representation by both IFC and IBRD.

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Management's Discussion and Analysis
Within IFC, (i) all financial risks and operational risks are consolidated under the Vice President of Risk and Finance, (ii) non-financial risks, except for Environment and Social (E&S) risks, are under the Vice President & General Counsel for Legal and Compliance Risk. E&S risks are managed by (a) the Environment and Social Policy and Risk department reporting to the Vice President, Risk and Finance, and (b) regional E&S teams integrated within Regional Directorates reporting to the Regional Vice Presidents.
The Corporate Support Vice Presidency supports alignment and coordination across all IFC Policies & Procedures and is responsible for IFC's strategic stakeholder communication for managing potential and actual reputational impacts. Figure 22 depicts IFC’s risk responsibilities structure for financial, operational, and other non-financial risks.
Figure 22: Risk Responsibility within IFC
________
a    The IFC Vice Presidential Units listed under the IFC Managing Director include only those Vice Presidencies and Directors that have a second line role in the three lines model adopted by IFC.
Enterprise Level Risk Appetite
IFC’s Risk Appetite is the level and type of risk that IFC is able and willing to assume in its exposure and business activities. In FY21, IFC’s Corporate Risk Committee approved a Risk Appetite (RA) framework for IFC. The purpose of the RA framework is to: (i) compare and contrast IFC’s risk appetite against its risk exposure; (ii) communicate the target level of risks to stakeholders; (iii) provide context for the risk policies and frameworks; (iv) make informed decisions; and (v) report on risks to the Board and management.
On the financial risks faced by IFC, one of the ways in which the risk appetite is expressed is by key financial policies approved by its Board of Directors as detailed below:
▪Capital Adequacy Policy – IFC is required to maintain a minimum level of total resources (Capital Available) to absorb potential losses for all on- and off-balance sheet exposures, estimated at levels consistent with maintaining a triple-A rating.
▪Leverage Policy – IFC’s outstanding debt plus guarantees held must not exceed four times its net worth.
▪Overall Liquidity Policy – Minimum liquidity (liquid assets) must be sufficient at all times to cover at least 45% of IFC’s estimated net cash requirements for the next three years.
▪Matched Funding Policy – Loans are funded with liabilities that have similar characteristics in terms of interest rate basis, currency, and maturity, except for new products, approved by the Board of Directors, involving asset-liability mismatches.
Risk Categorization
As part of the ERM framework update in FY24, IFC has adopted the following risk taxonomy and risk categorizations. Figure 23 below reflects the risk categorization approved in FY23, effective July 1, 2023. It should be noted that some of the risks in the taxonomy may be related and as such are not mutually exclusive or totally independent of one another. Operational Risk Dimensions are further classified into a third level called Risk Drivers. Examples of Risk Drivers include misconduct, improper business or market practices etc.

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Management's Discussion and Analysis
Figure 23: IFC’s Risk Taxonomy

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Management's Discussion and Analysis

CREDIT RISK
IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its Debt portfolio5 and to investment and counterparty credit risk in its liquid asset portfolio.
Investment Operations
Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client and other relevant stakeholders to verify the financial viability of each project, and for assigning a credit rating (CR) at defined stages in the project approval process. The CR, investment size, product type and other project-related risks determine the authority level required for the approval of each transaction. Projects are subject to independent credit review either at specific project level or at a portfolio level under a small project delegation. A credit officer within the independent Risk and Finance Vice Presidency participates in the specific project level approval process. Projects are approved with reference to a number of operational and prudential limits approved by the CRC, including limits related to single project or client exposure, single country exposure, and sector concentration; these are detailed below:
▪IFC’s total exposure to a country, for the purpose of setting exposure limits, is measured as the amount of economic capital required to support its investment portfolio in that country. Exposure limits are set for each country based on the size of its economy. Sub-limits apply for certain sector exposures within a country.
▪IFC’s total exposure to a single client or client group may not exceed stipulated economic capital and nominal limits based on the credit rating for the client.
▪Individual Investment Limits are applied at the individual project or client level to prevent excessive concentrations.
▪Preferential debt exposure to a country is limited by reference to that country’s total medium and long-term external debt.
▪IFC’s total equity and quasi-equity exposure (outstanding exposure net of specific reserve) shall not exceed IFC’s net worth.
IFC’s investment projects are actively supervised after commitment. Credit ratings are reviewed regularly for each project, with frequency depending on the level of credit rating assigned, and revised if new material information is received. An independent risk management team in the Risk and Finance Vice Presidency assesses IFC’s portfolio, including stress testing of exposure to emerging risks. Additionally, the Corporate Portfolio Management Department, as part of the Industries Vice Presidency, reports on the performance of the overall Debt and Equity6 portfolio and performs deep dives on selected top country and sector exposures, along with areas of strategic importance to IFC. When projects show signs of financial distress, immediate attention is key for improving potential outcomes. Seasoned “workout” professionals from IFC’s Department of Special Operations in the Risk and Finance Vice Presidency, focus on projects to implement the restructuring or possible recovery of IFC’s exposure.
The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used in the processes such as determining risk-based returns, project-based capital allocation, exposure limits and for establishing the reserve against losses on loans under the Current Expected Credit Losses accounting standard.
Selected indicators of credit risk exposure in IFC’s Debt Portfolio, together with the five-year trend of non-performing loans (NPLs), are provided below:
Table 19: IFC Debt Portfolio Credit Risk Indicators

(US$ in millions, except for %)
INDICATOR	June 30, 2025	June 30, 2024	Variance %
NPLs as % of the debt portfolio	1.5%	1.8%	(0.3)%
Principal amount outstanding on NPLs	$871	$898	$(27)
Total reserve against losses on loans as % of NPLs	161.8%	141.3%	20.5%
5 Debt portfolio herein the section includes loans and loan-like debt securities.
6 Equity portfolio herein the section includes equity and equity-like debt securities.

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Management's Discussion and Analysis
Figure 24: NPLs as Percentage of Disbursed Debt Portfolio (US$ in millions, except for %)

$ NPLs
% of disbursed debt portfolio
1,493
1,329
1,124
898
871
4.4
3.9
2.7
1.8
1.5
FY21
FY22
FY23
FY24
FY25

Additional details are provided in Section VIII: Results of Operations (Provision for Losses on Loans, Off-balance Sheet Credit Exposures and Other Receivables).
Treasury Operations
IFC manages its exposures to investments and counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible investments and counterparties are predominantly sovereign governments, government agencies, banks, and financial institutions with high-quality credit ratings issued by leading international credit rating agencies.
Details of applicable financial policies and guidelines are provided below:
•Counterparties are selected based on standard eligibility criteria, with a tenor limit for deposits and repurchase agreements.
•Counterparties for derivative instruments are generally restricted to banks and financial institutions with high-quality credit ratings from leading international credit rating agencies; for the sole purpose of funding local currency loans, eligibility is extended to central banks and select local banks.
•Exposures to individual counterparties are subject to exposure limits.
•IFC signs agreements with counterparties that typically require the posting of collateral when net mark-to-market exposures exceed certain predetermined thresholds.
•For exchange-traded instruments, credit risk is limited by restricting transactions to a list of authorized exchanges, contract types, and dealers.
Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, as of June 30, 2025, IFC held $346 million in cash and $0 in securities as collateral for changes in mark-to-market exposures on open trades ($498 million in cash and $0 in securities – June 30, 2024). In terms of Treasury’s credit profile, IFC invests its U.S. dollar liquid assets in deposits with highly-rated banks and in securities for which the ratings are generally AA- or higher, reflecting the primary objective of principal protection.
MARKET RISK
Market risk is the risk of losses due to movement in market factors such as interest rates, credit spreads, equity, foreign exchange or commodity prices. IFC’s exposure to market risk is mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate U.S. dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering into offsetting positions with highly rated market counterparties. IFC’s exposure to unhedged market risk arises primarily from its listed and unlisted equity investments in emerging markets, its quasi-equity loans, and its net worth funded Treasury liquid asset portfolio.

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Management's Discussion and Analysis
Equity Investments
The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision-making process and portfolio management methods as described above for its lending operations. IFC has a multi-year horizon for its equity investments and accepts short-term price volatility of these investments, which can be significant.
During FY25, equity markets were quite volatile but also reached new highs. Markets fell sharply in April and then rebounded strongly. The S&P 500, representing US markets, rose 14% to an all-time high, while Europe’s largest stocks, as measured by Euro Stoxx 50, rose 8%. Emerging markets also increased, with the Morgan Stanley Capital International (MSCI) Emerging Market total return index up by 16% though still below the highs seen in early 2021. The U.S. dollar was also volatile, and weakened slightly overall against a basket of emerging market currencies (JPMorgan EM currency index). IFC remains focused on growing its equity book and rigorous analysis of macroeconomic trends continues to be crucial in guiding business generation as well as informing decision-making throughout the project life cycle.
Liquid Asset Portfolio
Market risk in IFC’s liquid asset portfolio is managed according to the risk appetite chosen by IFC Management using derivatives and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate, credit spread, and foreign exchange risk.
Interest rate volatility remained the largest driver of market risk in IFC’s Liquid Asset portfolio due to the unhedged investments in U.S. Treasury securities funded from IFC’s net worth. To manage risks associated with interest rate, foreign exchange, and credit spread risks, a system of limits has been employed and closely monitored on a daily basis to ensure ongoing compliance throughout the fiscal year.
LIQUIDITY, FUNDING AND ASSET LIABILITY MANAGEMENT (ALM) RISK
IFC defines liquidity and funding risk as the risk that, over a specific horizon, IFC will be unable to meet the demand for additional funds required to support its operations due to either funding or liquidity issues or both. IFC faces liquidity risk in its core development finance activities because its investments (loans, equity investments and debt securities), are predominantly illiquid in nature due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains appropriate liquid assets funded from its net worth and market borrowings. IFC manages the risk of mismatches in foreign exchange rates, interest rates, and maturity dates between balance sheet assets and liabilities.
Liquid Asset Portfolio
Liquidity risk in the liquid asset portfolio is addressed by liquidity coverage ratios and strict investment eligibility criteria defined in Directives approved by the Corporate Risk Committee. Liquidity coverage ratios include time horizons between 30 days and 3 years, and consider both normal and stressed cash flow requirements. Examples of eligibility criteria include minimum issuance sizes required for bond investments, limits on single bond issue concentration, limitations on concentration of exposure to bank counterparts for deposits, and limits on the percentage of total bond issuance held by IFC. Consequently, a significant portion of the liquid asset portfolio is invested in highly liquid securities such as high-quality sovereign, sovereign-guaranteed, and supranational fixed income instruments. IFC expects to continue to be able to realize these assets as needed to meet its cash requirements, even in a liquidity crisis.
Funding
IFC’s funding operations ensure that IFC has the funds required for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill its counter-cyclical role. IFC can access a variety of funding markets, including the U.S. dollar market, British pound market, and the Australian dollar market, as well as private placement and retail markets. IFC’s discount note program complements its traditional funding sources by providing swift access to short-term funded liquidity. IFC’s triple-A rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base.
Asset–Liability Management
While IFC’s matched-funding policy helps mitigate currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserve for losses on non-U.S. dollar loans. The aggregate position in each lending currency is monitored and the risk is managed within the limits established for each currency and the total exposure for all currencies. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities or from assets that may become mismatched with hedges over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures to within the established limits for each currency and the total exposure for all currencies.

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Management's Discussion and Analysis
OTHER FINANCIAL RISKS
IFC includes Capital Risk and Pension risk as the two other financial risks that it faces. Capital risk is the risk to IFC’s triple-A rating resulting from a low capital adequacy position, in which available capital falls below the level of capital required to support IFC’s activities. Pension Risk is the risk that IFC’s defined-benefit pension plan is underfunded, leading to the need for additional financial support by IFC.
Capital Risk
From a financial sustainability perspective, the capital required to maintain a triple-A rating is assessed using an economic capital framework, which is the foundation of financial risk management at IFC. Economic capital acts as a “common currency of risk” across the organization, providing IFC with an objective, quantifiable measure of risk that can be applied consistently across business lines, products, regions, and sectors. IFC holds economic capital for credit, market, and operational risks. The economic capital framework covers IFC’s entire balance sheet – loans, debt securities, equity investments, and Treasury assets- and economic capital is used for limit-setting, pricing, and risk-adjusted performance measurement. The primary measure of capital adequacy is IFC’s Capital Utilization Ratio (CUR), which is the ratio of Capital Required for the current portfolio to the Capital Available to support future commitments.
Throughout FY25, IFC’s CUR was well within the established threshold of < 88%.
Pension Risk
IFC participates, along with IBRD and MIGA, in pension and post-retirement benefit plans. The Staff Retirement Plan and Trust (SRP), Retired Staff Benefits Plan and Trust (RSBP), and Post-Employment Benefit Plan (PEBP) (collectively called the “Plans”) are defined benefit plans and cover all WBG employees, retirees and their beneficiaries. Costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA, based on their employees' respective participation in the Plans. Pension Risk is defined as the risk that IFC’s defined-benefit pension plan is underfunded, leading to the need for additional financial support by IFC.
There are two committees that govern the Plans. From a governance standpoint, both committees are independent of IFC and the Board: (i) The Pension Finance Committee (PFC), which is responsible for the financial management of the Plans and is supported by the Pension Finance Administrator; and (ii) The Pension Benefits Administration Committee (PBAC), which is responsible for the administration of the benefits of the Plans.
The key policies underpinning the financial management of the Plans, including the determination of WBG contributions and the investment of Plan assets, are the funding and investment policies. The objective of these policies is to ensure that the Plans have sufficient assets to meet benefit payments over the long term. The funding policy, as approved by the PFC, establishes the rules that determine the WBG’s contributions.
In FY25, the WBG’s rate for contributions to the Plans was 12.71% of net salaries. More details about the WBG’s pension plan can be found in Section XI: Pension and Other Post-retirement Benefits of IBRD’s MD&A.
OPERATIONAL RISK MANAGEMENT
Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events, and holds economic capital against such risks. Given IFC’s business model, both financial and non-financial potential impacts are considered in assessment of operational risks.
IFC’s Operational Risk Management (ORM) program conforms to a Directive approved by the Corporate Risk Committee (CRC), which defines the management of, and roles and responsibilities for, operational risk management in the Corporation.
IFC’s Operational Risk Management team, acts as the second line for operational risk management, in line with the “Three Lines” industry standard model. As the second line, the ORM team develops and implements policies, procedures, guidelines, and tools to identify, assess, mitigate, monitor, and report on operational risks. The team also provides a consolidated ORM report to IFC’s Corporate Risk Committee, and a summarized version to the Audit Committee of the Board, on a quarterly basis. The team also provides advice to business stakeholders on operational risk matters and best practices.
During FY25, IFC continued to expand its operational risk program. IFC’s approach in FY25 focused on enhancing the quarterly risk report to the CRC and the Audit Committee as well as developing an integrated Operational Risk report for the WBG entities. Also, during FY25, IFC finalized risk appetite statements for operational risk. IFC continued to implement and expand the use of traditional operational risk management tools such as Risk and Control Self-Assessments, recording and analysis of operational risk events, and monitoring of Risk Indicators.
IFC continues to utilize risk transfer mechanisms, including insurance, at both the project and the institutional levels for mitigation of low probability/frequency and high impact operational risks. IFC insures its corporate assets and operations against catastrophic losses and cyber- related risks where commercially viable.

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Management's Discussion and Analysis
Cybersecurity Risk Management
IFC’s operations rely on the secure processing, storage and transmission of confidential and other information in computer systems and networks. Like other financial institutions, cybersecurity risk continues to be significant for IFC due to the evolving sophistication and complexity of the cyber threat landscape. These risks are unavoidable and IFC seeks to manage them on a cost-effective basis consistent with its risk appetite.
To protect the security of its computer systems, software, networks and other technology assets, IFC has developed its cybersecurity risk management program, aligned with its Operational Risk Management Framework. This program consists of cybersecurity policies, procedures, compliance and awareness programs. A multi-layered approach for cybersecurity risk management is employed to prevent and detect malicious activity, both from within the organization and from external sources. In response to emerging cyber threats such as malware including ransomware, denial of service, phishing attacks and artificial intelligence related risks, IFC adapts its technical and process-level controls and enhances user awareness to mitigate the risk. When relying on third-party vendors for technology-enabled services, additional meaningful and diligent measures are applied to gain assurance regarding the security of IFC’s information and technology assets including, as appropriate, legal and cybersecurity contractual safeguards in third-party vendor agreements and the review and monitoring of third-party control environments.
IFC periodically assesses the maturity and effectiveness of its cyber defenses through risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response desktop exercises and industry benchmarking.
STRATEGIC AND BUSINESS RISK
These are risks that are specific to IFC given its mission and strategy and include Strategic Risk, Environment & Social Risk, Climate Risk, Corporate Governance Risk, Integrity Risk, Anti-Money Laundering/ Combating the Financing of Terrorism (AML/CFT) Risk and External Financing Risk.
Strategic Risk
IFC defines strategic risk as the risk associated with initial strategy selection, execution, or modification over time, resulting in a lack of achievement of overall objectives.
IFC uses the Anticipated Impact Measurement and Monitoring (AIMM) system as an ex-ante assessment tool to enable IFC staff to measure and monitor the anticipated development impact of investment and advisory projects. The AIMM system evaluates a project’s development impact along two dimensions – project outcomes and market outcomes.
▪Project outcomes – These refer to a project’s direct effects on stakeholders (including employees, customers, suppliers, and the community); the direct, indirect, and induced effects on the economy and society overall; and the effects on the environment and social sustainability.
▪Market outcomes – These refer to a project’s potential for generating systemic, sector-wide changes that enhance market competitiveness, resilience, integration, inclusiveness, and sustainability.
The AIMM system is now fully integrated into IFC’s operations, allowing development impact considerations to be weighed against a range of strategic objectives, including volume, financial return, risk, and thematic priorities.
Environment, Social and Governance (ESG) Risk
Environment and Social (E&S) risk is the risk that IFC cannot effectively engage with and influence clients to fulfill the requirements of IFC’s E&S Performance Standards, within a reasonable period of time, potentially causing significant or material adverse impacts to people or the environment. Corporate governance risk is the risk that IFC’s investment clients have inadequate corporate governance which could lead to negative financial impact or reputational harm to IFC.
Environment, Social and Governance (ESG) Organization
On July 1, 2024, IFC reorganized its structure to further strengthen the E&S risk management function by integrating frontline E&S operational expertise within nine ESG regional teams reporting to IFC Divisional Directors under the Regional Vice Presidencies. Through this reorganization, IFC is investing significantly in its E&S resources, underscoring the strategic and operational importance of E&S risk management and accountability. The new structure with increased managerial capacity enables more proactive E&S risk management throughout the project cycle and strengthens E&S Policy and Risk Department’s (CES) oversight and guidance role for projects. CES coordinates E&S knowledge and learning products and provides thematic and global support to the regional teams, and guidance on the consistency of management responses to Compliance Advisor Ombudsman (CAO) reports. It also maintains its role as the corporate interface on E&S matters with the Board, CAO, and civil society organizations and translates lessons learned from IFC’s portfolio into new tools, policies, and approaches.
Together, CES and the ESG regional teams advised IFC management on significant E&S risks in its projects, supported IFC clients in strengthening their ESG performance, and enabled accountability to stakeholders.

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Management's Discussion and Analysis
In addition to promoting ESG standards and disclosure across emerging markets, IFC builds internal and external capacity to identify, assess and mitigate ESG risks. IFC continuously strengthens its ESG risk management approach by improving its internal ESG systems, procedures and practices; building capacity through internal and external training and advisory or enhanced client supervision; fostering project-level grievance mechanisms; clarifying the application of IFC’s E&S requirements for clients, including financial intermediaries; and mainstreaming cross-cutting topics such as climate change, gender, human rights, biodiversity, and contextual risk assessment in due diligence and supervision. At the project level, IFC manages ESG risks in accordance with its Sustainability Policy, E&S Review Procedures and Corporate Governance Procedures. IFC provides capacity building, guidance and supports its clients in identifying, assessing and mitigating ESG risks through standards, guidelines, guidance notes, good practice notes, tip sheets, handbooks, tools, training and other knowledge products.
Starting in FY25, the Corporate Governance team operates as a global team within the Legal & Compliance Risk Vice Presidency in the Institutional Risk and Governance Department, providing expert advice to investment and advisory teams and clients.
Environment and Social (E&S) Risk Management Approach
IFC’s E&S risk management approach is anchored in its Sustainability Framework which articulates the Corporation's strategic commitment to sustainable development and is comprised of:
▪The Policy on E&S Sustainability - describing IFC's commitments, roles, and responsibilities in relation to environmental and social sustainability.
▪The E&S Performance Standards - guiding clients on sustainable business practices, including continually identifying and managing risks through analytical work such as environmental and social assessments; stakeholder engagement; and client disclosure obligations in relation to project-level activities.
▪IFC's Access to Information Policy - reflects the Corporation’s commitment to transparency and good governance and outlines institutional disclosure obligations.
IFC uses an E&S Risk Rating (ESRR) system to evaluate a client’s performance in managing E&S risks, including avoidance, mitigation and control of risks and adverse impacts. The ESRR scale includes: 1) Excellent, 2) Satisfactory, 3) Partly Unsatisfactory, and 4) Unsatisfactory. The score is calculated at appraisal as a baseline and is then updated after each supervision activity.
Focused supervision efforts in the last five fiscal years have improved the E&S risk profile of IFC’s investment portfolio by reducing the number of poorly performing projects, defined as a historical ESRR scale of 3 and 4. The supervision program is closely monitored, and helped maintain a substantively healthy E&S portfolio performance. Figure 25 below presents the ESRR distribution of IFC’s investment portfolio from FY21 to FY25.
Figure 25: ESRR Distribution FY21 – FY25
ESRR distribution scale: 1) Excellent, 2) Satisfactory, 3) Partly Unsatisfactory, 4) Unsatisfactory.

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Management's Discussion and Analysis
Client Corporate Governance Risk
IFC manages corporate governance risk primarily by conducting a structured evaluation of every new investment project at a varying level of detail, covering the following six areas:
▪Effectiveness of the Board of Directors;
▪Sufficiency of internal controls, audit, risk management and compliance;
▪Adequacy of financial and non-financial disclosures, including ESG/sustainability reporting;
▪Adequacy of shareholders’ rights;
▪Adequacy of governance of stakeholder engagement; and
▪Demonstration of the client’s commitment to implement high quality corporate governance policies and practices.
The findings from these assessments are considered in the decision on whether to proceed with the project.
Climate Risk
Climate Risk, as defined by IFC, encompasses the actual or potential negative effects of climate-related conditions and events on IFC's investments, corporate operations, reputation or consolidated financial statements. There are two primary climate-related risk categories: (1) physical risks and (2) transition risks.
“Physical risks” include both “acute” and “chronic” physical risks to business operations. Acute physical risks are event-driven, stemming from short-term extreme weather events like hurricanes, floods, tornadoes, wildfires, storms, drought or heatwaves. Chronic physical risks emerge from longer-term shifts in climate patterns, such as progressive changes in precipitation and temperature which could lead to rising sea levels, alteration of ecosystems, desertification, water scarcity, soil degradation, and deterioration of marine ecology.
“Transition risks” are attributable to the global shift towards a lower-carbon economy. These risks are multifaceted and arise from changes in law or regulation, public policies, technological breakthroughs, shifts in investor and public sentiment, and disruptive innovations in business models aimed at addressing climate change.
These risks could carry financial and non-financial implications for IFC.
The WBG's Climate Change Action Plan (CCAP) for FY21 to FY25, aims to support clients reduce the trajectory of emissions and strengthen adaptation and resilience in developing member countries. In FY25, the WBG's Climate Change Action Plan (CCAP) was extended to the fiscal year ended June 30, 2026 (FY26). As part of this plan and delivering on its core mandate of driving development and reducing poverty, IFC has committed to increase its direct climate financing to at least 35% of own-account long-term total commitments on average over the five-year period. In 2024, this target was increased to 45% starting in FY25 and in 2025 this was broadened to include core mobilization of long-term finance starting in FY26. The CCAP also committed IFC to aligning its financial flows with the objectives of the Paris Agreement. Starting FY24, at least 85 percent of Board approved investment were targeted to be aligned with the Paris Agreement’s goals, and 100 percent starting FY26.
Integrity, Money Laundering and Terrorist Financing, and Tax Risks
These are a group of interrelated risks that IFC’s Clients may have ineffective governance structures and/or controls to manage exposure to integrity risk, money laundering and terrorist financing (ML/TF) risk and tax risk. Integrity risks are the risks of engaging with external institutions or persons whose background or activities, may have adverse reputational and, often, financial impact on IFC.
IFC works with a wide range of clients and partners in Investment Operations, Upstream and Advisory Services activities, from multinational to small companies, and from government institutions to non-governmental organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the type of engagement, financial instrument, structure, geography and duration of the engagement. IFC conducts integrity due diligence on clients and partners to manage these risks and to mitigate them where it reasonably can, both before engagement and on an ongoing basis during the engagement.
ML/TF risk is the risk that IFC’s financial intermediary clients may have ineffective controls to manage exposure to money laundering and terrorist financing risk, subjecting IFC to potential integrity, reputational, or financial risk. IFC conducts anti-money laundering (AML) / combating the financing of terrorism (CFT) due diligence on financial institution clients and funds in addition to its integrity due diligence to determine whether:
▪the client’s AML/CFT procedures and controls are structured to comply with relevant AML/CFT standards;
▪the AML/CFT procedures and controls are appropriate for the client’s business and operating environments;
IFC has been strengthening its AML capacity, through in-house training of its business teams and roll out of technical capacity building programs (e.g., to promote the countering of trade-based money laundering for financial institutions in developing markets).

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Management's Discussion and Analysis
Tax risk is the risk that IFC’s clients or projects may be structured to evade taxes or facilitate abusive tax planning. To address this, a systematic approach to tax due diligence (TDD) is applied through the World Bank Group’s Intermediate Jurisdictions policy, which came into effect on January 23, 2023, and IFC’s Tax Due Diligence Procedures. TDD seeks to verify: (i) compliance of intermediate jurisdictions with globally accepted tax standards with primary focus on tax transparency; (ii) the rationale for the use of intermediate jurisdictions; (iii) arm’s length pricing of cross-border inter-group transactions, along with other key tax risk flags that examine the tax guidance of the underlying project company. These established processes apply to all investment projects and ultimately aim to mitigate the risks of abusive tax structuring by IFC’s clients that risk eroding the tax base of project countries. IFC is raising awareness of TDD through targeted trainings for regional and industry teams. In addition, IFC promotes responsible tax practices among its current and prospective clients as well as contributes to global tax policy discussions on topics relevant to its TDD processes.
External Financing Risk
As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector institutional investors, lenders, and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not meet its contractual obligations to the third parties involved.
To mitigate this risk, IFC works within agreed frameworks which establish IFC's responsibilities and obligations with respect to the third parties. For example, where financing to clients is mobilized through B Loans or MCPP, the specialized Syndications Department follows defined processes to identify co-financiers, advise on structuring, and monitor compliance with investment agreements. In some cases, financing from third parties, including donors, is administered through trust funds. IFC follows predefined procedures for clearing all IFC trust fund proposals and agreements and overseeing IFC's trust fund portfolio.

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Management's Discussion and Analysis
SECTION VII: CRITICAL ACCOUNTING POLICIES
IFC’s accounting policies, as well as estimates made by Management, are integral to its financial reporting. Some of these accounting policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to IFC’s FY25 consolidated financial statements contains a summary of IFC’s significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be “critical” to the portrayal of IFC’s financial condition and results of operations, since they require Management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.
These policies include:
▪Determining the fair value of equity investments, debt securities, loans, liquid assets, borrowings, and derivatives;
▪Determining the level of reserve against losses in the loan portfolio;
▪Determining the level and nature of impairment for debt securities carried at fair value with changes in fair value being reported in other comprehensive income (OCI); and
▪Determining the future pension and post-retirement benefit costs and obligations using actuarial assumptions based on financial market interest rates, past experience, and best estimate of future benefit cost changes and economic conditions.
Many of IFC’s financial instruments are classified in accordance with the fair value hierarchy established by accounting standards for fair value measurements and disclosures which permit the fair value and/or impairment to be estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable.
VALUATION OF FINANCIAL INSTRUMENTS
IFC reports at fair value all of its derivative instruments, liquid asset trading securities, equity investments, investments in debt securities and certain borrowings, and loans. In addition, various investment agreements contain embedded or standalone derivatives that, for accounting purposes, are separately accounted for as derivative assets or liabilities. IFC classifies all financial instruments accounted for at fair value based on the fair value hierarchy established by accounting standards for fair value measurements and disclosures as described in more detail in Notes A and R to IFC’s FY25 consolidated financial statements.
IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loans and related derivatives). The Investment Valuation Unit in IFC's Investment and Credit Risk Department in the Risk and Finance Vice Presidency provides oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio.
IFC’s borrowings are fair valued by the Quantitative Analysis department in IFC’s Treasury and Mobilization Vice Presidency. Third party independent vendor prices are used to price the vast majority of IFC’s liquid assets. The vendor prices are evaluated by IFC’s independent middle office in the Treasury department who maintains oversight for the pricing of liquid assets. All of IFC’s financial instruments in its liquid assets portfolios are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee.
The change in fair value of borrowings carried at fair value resulting from changes in instrument-specific credit risk is reported in Other Comprehensive Income, while the remaining change in fair value is reported in Net Income.
Many of IFC’s financial instruments accounted for at fair value are valued based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including an assessment about the counterparty’s financial position and prospects, the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses reported in the income statement and Other Comprehensive Income. The fair value computations affect both the Investment services and Treasury segments of IFC (see Note S to the FY25 consolidated financial statements for further discussion of IFC’s business segments).

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Management's Discussion and Analysis
RESERVE AGAINST LOSSES ON LOANS AND OFF-BALANCE SHEET CREDIT ARRANGEMENTS
In accordance with ASC Topic 326, Financial Instruments-Credit Losses (ASC 326), IFC recognizes a reserve for credit losses that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on loans on the balance sheets. IFC uses a credit loss methodology that reflects an estimate of expected credit losses over the remaining contractual life of a loan, considering forward-looking information. The process for determining the reserve against credit losses is discussed in Note A to IFC’s FY25 consolidated financial statements.
The determination of the reserve against credit losses is based on complex inputs and assumptions, which require a high degree of judgment. In particular, the forecast of key economic variables relevant to the loan portfolio is one of the critical assumptions to IFC’s estimation of expected credit losses. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, that are considered in determining a loss reserve include, but are not limited to, the borrower’s financial difficulties, assessing the risk of breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. The risks inherent in the portfolio that are considered in determining the portfolio reserve are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in a borrower's financial statements.
IFC recognizes a reserve against credit losses on off-balance sheet credit exposures for guarantees that are not measured at fair value and other off-balance sheet arrangements. Methodologies for estimating the reserve for credit losses on off-balance sheet credit exposures, including loans committed but not disbursed, are generally consistent with methodologies for estimating the reserve for credit losses for the disbursed loan portfolio.
IFC periodically reviews these variables and reassesses the adequacy of the reserve against credit losses accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness or estimates inherent in the exposure measurements.
IFC’s regional and industry departments are primarily responsible for individual loss reserve and for credit risk and facility risk ratings which are used for the portfolio loss reserve. A critical component of the portfolio loss reserve calculations is the quarterly and annual reevaluation of current expected credit loss (CECL) assumptions, which are a collective effort of the Investment & Credit Risk department, Corporate Risk Management department, Global Macro and Market Research unit, and Controllers department. The Loan Loss Steering Committee is the final approving authority for these assumptions. The Portfolio Review team in IFC’s Controllers department provides oversight over the individual loss reserve process by monitoring and reviewing the individual loss reserve of IFC’s loan and debt securities portfolios, and collates inputs and runs the portfolio loss reserve calculations.
IFC records benefits from freestanding credit enhancements separately from the reserve against credit losses.
IMPAIRMENT OF DEBT SECURITIES
For all debt security investments classified as available-for-sale, IFC assesses impairment each quarter. In accordance with ASC 326, IFC established an impairment model to determine whether all or a portion of the unrealized loss is a credit loss, and recognizes a reserve for credit losses. When impairment is identified, the entire impairment is recognized in net income if certain conditions are met (as detailed in Note A to IFC’s FY25 consolidated financial statements). IFC considers all relevant information including the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.
PENSION AND OTHER POST-RETIREMENT BENEFITS
IFC participates, along with IBRD and MIGA, in pension and post-retirement benefit plans that cover substantially all of its staff members. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations, and the funded status associated with these plans are based on financial market interest rates, experience, and management’s best estimate of future benefit changes and economic conditions. All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. IFC reimburses IBRD for its proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary. For further details, please refer to Note V to the FY25 consolidated financial statements.

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Management's Discussion and Analysis
SECTION VIII: RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. Table 20 below outlines the main elements of IFC’s net income and other comprehensive income, and influences on the level and variability of net income and other comprehensive income from year to year.
Table 20: Main Elements of Net Income and Other Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Impact of nonaccrual events and recoveries of interest on loans formerly in nonaccrual status, and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolio, in particular the portion of the liquid asset portfolio funded by net worth, which are driven by external factors such as the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging market equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provision for losses on loans, guarantees, and available-for-sale debt securities
Risk assessment of borrowers, probability of default, loss given default, and expected balance at default considering prepayment and disbursement assumptions used to estimate expected utilization rates.

Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expenses from the staff retirement and other benefit plans, the approved and actual administrative expenses, and other budget resources.

Gains and losses on loans, debt securities, borrowings and related derivatives
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread and associated derivative instruments, and unrealized gains or losses associated with the investment portfolio including puts, warrants, and stock options, which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance, and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option
Fluctuations in IFC’s own credit spread measured against reference rate, resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded, and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

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Management's Discussion and Analysis
IFC’s net income for the past three fiscal years ended June 30, 2025 are presented below:
Figure 26: IFC's Net Income FY23 – FY25 (US$ in millions)
The following paragraphs detail significant variances between FY25 and FY24 covering the periods included in IFC’s FY25 consolidated financial statements. The $522 million increase in net income was primarily due to the following:
Figure 27: Change in Net Income FY25 vs FY24 (US$ in millions)
____________
*    Total income from loans and debt securities and treasury income are net of allocated charges on borrowings.
** Unrealized gains (losses).
***    Others mainly represents foreign exchange gains/losses, service fees, and net advisory service expenses.

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Management's Discussion and Analysis
A more detailed analysis of the components of IFC’s net income is as follows:
Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY25 amounted to $3.4 billion. This represents an increase of $169 million compared to $3.2 billion in FY24, primarily due to portfolio growth partially offset by the impact of lower interest rates.
Non-performing Loans (NPLs)
NPLs decreased by $27 million to $871 million7 of the disbursed loan portfolio as of June 30, 2025. The decrease was largely due to $335 million of positive developments and $31 million net write-offs, partially offset by $302 million new NPL additions. Of the new NPLs recognized in FY25, the five largest loans accounted for a total of $159 million.
Figure 28: Non-performing Loans (US$ in millions)

_________
*    Mainly represents balance changes due to deferrals, restructuring, disbursements, interest capitalization, conversions and foreign exchange gains/losses.
Provision for Losses on Loans, Available-for-sale Debt Securities, Off-Balance Sheet Credit Exposures and Other Receivables
IFC recorded a net provision for losses on loans, available-for-sale debt securities, off-balance sheet credit exposures and other receivables of $50 million in FY25 (provision of $21 million in FY24) analyzed as below:
Table 21: Portfolio and Individual Provision (Release of Provision)

	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Portfolio provision (release)
Disbursed loans	$74	$(26)	$100
Undisbursed loans	(85)	20	(105)
Off-balance sheet credit exposures and Other Receivables	47	11	36
Individual provision (release)
Disbursed loans	17	5	12
Undisbursed loans	2	(1)	3
Off-balance sheet credit exposures and Other Receivables	1	—	1
Available-for-sale debt securities	(6)	12	(18)
Total	$50	$21	$29
Total portfolio provision increased in FY25 mainly due to separate accounting of freestanding credit enhancements and new commitments and disbursements, partially offset by $25 million reduction in the Qualitative Overlay and recoveries. The increase in individual provision was mainly due to project-specific developments.
7Includes $142 million reported as debt securities and $97 million reported as loans under Fair Value Option on the Balance Sheet as of June 30, 2025 ($53 million debt securities and $126 million Fair Value Option loans – June 30, 2024).

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Management's Discussion and Analysis
Total reserve against losses on loans disbursed and loans committed but not disbursed increased by $140 million to $1.4 billion as of June 30, 2025 analyzed as follows:
Figure 29: Reserve against Losses for Disbursed and Undisbursed Loans (US$ in millions)
_________
* Other comprises of (1) adjustment for recovery assets for loans $92 million (excludes $11 million recovery assets for guarantees), (2) provision for capitalized interest of $14 million and (3) foreign exchange movements of $26 million. Graph present the reserve against losses on disbursed and undisbursed debt portfolio only (without Guarantees).
The FY25 reserve increased mainly due to the change in accounting for freestanding credit enhancements, such as purchased guarantees. Beginning in FY25, these credit enhancements are recorded as recovery assets under "Other assets", rather than as a reduction to the reserve. This change resulted in an increase in both the reserve and other assets.
The breakdown of the total reserve against losses on loans disbursed and loans committed but not disbursed and the reserve coverage ratio as of June 30, 2025 and June 30, 2024 are presented in the table below:
Table 22: Reserve against Losses on Loans Disbursed and Loans Committed But Not Disbursed and Reserve Coverage Ratio

	For the year ended
	June 30, 2025		June 30, 2024		Variance
(US$ in millions, unless otherwise noted)	Reserve	Reserve coverage ratio [a]	Reserve	Reserve coverage ratio[a]	Reserve	Reserve coverage ratio[a]
Reserve against losses on disbursed loans
Portfolio reserve	$953	2.4%	$801	2.3%	$152	0.1%
Individual reserve	320	21.8	280	25.3	40	(3.5)
	1,273	3.1	1,081	3.0	192	0.1
Reserve against losses on loans committed but not disbursed
Portfolio reserve	134	1.7	188	2.2	(54)	(0.5)
Individual reserve	2	5.7	—	—	2	5.7
	136	1.7	188	2.2	(52)	(0.5)
Total reserve	$1,409	2.8%	$1,269	2.8%	$140	—%
_________
a    Reserve coverage ratio is calculated as the reserve over related disbursed loans balances or reserve over related loans committed but not disbursed balances.
The increase in individual reserve against losses on disbursed loans was mainly due to a $359 million increase in the impaired disbursed loan portfolio.
In FY25, the top ten largest individual provisions and top ten largest individual releases of provision comprised 79% and 79% of the total individual provisions and total individual releases of provision, respectively, for losses on loans.
The reserve against losses as of June 30, 2025 reflected credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of uncertainty and judgment. As of June 30, 2025, no Qualitative Overlay was applied ($25 million – June 30, 2024), since the original circumstances requiring the overlay are now reflected in the credit ratings.

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Management's Discussion and Analysis
Income from Equity Investments and Associated Derivatives
IFC divests equity investments where IFC’s developmental role has been fulfilled, where pre-determined sales trigger levels have been met, and where applicable, lock-ups have expired. Gains and losses on equity investments and associated derivatives include both realized and unrealized gains or losses.
Income from equity investments and associated derivatives (consisting of dividends, and net capital gains), increased by $375 million, as further analyzed below:
Table 23: Income from Equity Investments and Associated Derivatives

	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Net realized gains	$219	$245	$(26)
Net unrealized gains (losses)	157	(231)	388
Dividend income, custody, fees and other	141	128	13
Total income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	$517	$142	$375
In FY25, the top five investments with net capital gains generated capital gains of $239 million, while the top five investments with net capital losses incurred capital losses of $200 million. In comparison, in FY24 the top five investments with net capital gains had capital gains of $272 million and the top five investments with net capital losses recorded capital losses of $287 million.
Income from Debt Securities and Realized Gains and Losses on Debt Securities, and Associated Derivatives
Income from debt securities and associated derivatives increased modestly by $8 million from $811 million in FY24 to $819 million in FY25.
Income from Liquid Asset Trading Activities
Income from liquid asset trading activities gross of funding costs and net of funding costs are analyzed in the table below:
Table 24: Income from Liquid Asset Trading Activities

	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Liquid asset income, gross of funding costs:
Market Funded Liquidity portfolio	$1,190	$1,341	$(151)
Net Worth Funded Liquidity portfolio	1,108	1,050	58
Total	$2,298	$2,391	$(93)
Liquid asset income, net of funding costs:
Market Funded Liquidity portfolio	$52	$106	$(54)
Net Worth Funded Liquidity portfolio	977	754	223
Total	$1,029	$860	$169
The increase of $169 million (net of funding costs) was primarily attributable to higher mark-to-market gains on the Net Worth Funded Liquidity portfolio, driven by lower treasury yields in FY25 compared to FY24. Net income on the Market Funded Liquidity portfolio was lower in FY25, reflecting the impact of tighter credit spreads relative to FY24.
Charges on Borrowings
IFC’s charges on borrowings decreased by $219 million, from $3.8 billion in FY24 to $3.6 billion in FY25, primarily due to lower reference rates in FY25 as compared to FY24. Charges on borrowings for the year ended June 30, 2025 included $113 million expenses from short-term discount notes ($133 million - FY24) and $3 million in respect of borrowings from IDA ($4 million - FY24).
The weighted average cost of IFC’s outstanding borrowings from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, was 4.8% as of June 30, 2025, a decrease from 5.7% as of June 30, 2024.

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Management's Discussion and Analysis
Other Income
Other income increased modestly by $15 million with its components analyzed in the table below:
Table 25: Other Income

	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Upstream and Advisory Services Income	$259	$268	$(9)
Service Fees	150	131	19
Investment gains on PEBP assets	77	63	14
PCRF Income	25	30	(5)
Other Miscellaneous Income	91	95	(4)
Total	$602	$587	$15
Other Expenses
Other Expenses increased by $201 million. The increase in administrative expenses is mainly due to higher staff costs. The components of other expenses are analyzed in the table below:
Table 26 : Other Expenses

	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Administrative expenses	$1,679	$1,516	$163
Upstream and Advisory services expenses	373	339	34
Income from pension and other postretirement benefit plans	(24)	(37)	13
Other Expenses	—	9	(9)
Total	$2,028	$1,827	$201
Foreign Currency Transaction Gains and Losses on Non-Trading Activities
Foreign currency transaction gains and losses are recognized in both net income and other comprehensive income. For debt securities classified as available-for-sale, the gains or losses from foreign currency transactions are reported in other comprehensive income, while the impact from the associated derivatives are reported in net income. The net foreign exchange related gains (losses) are analyzed in the table below:
Table 27 : Foreign Currency Transaction Gains and Losses on Non-Trading Activities

	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Reported in Net Income	$(43)	$(115)	$72
Reported in Other Comprehensive Income, net of reclassifications to net income upon sale or repayment	72	100	(28)
Total	$29	$(15)	$44
Net Unrealized Gains and Losses on loans, debt securities, borrowings and related derivatives
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.

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Management's Discussion and Analysis
Table 28: Net Unrealized Gains on loans, debt securities, borrowings and related derivatives

	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Unrealized gains on the loan and debt securities portfolio carried at fair value	$140	$280	$(140)
Unrealized losses on associated derivatives	(524)	(98)	(426)
Unrealized (losses) gains on loans, debt securities and associated derivatives	(384)	182	(566)
Unrealized losses on borrowings from market and IDA	(1,260)	(627)	(633)
Unrealized gains on associated derivatives	1,759	573	1,186
Unrealized gains (losses) on borrowings from market, IDA and associated derivatives	499	(54)	553
Net unrealized gains on loans, debt securities, borrowings and related derivatives	$115	$128	(13)
IFC reported $384 million of unrealized losses on loans, debt securities, net of associated derivatives in FY25. The unrealized losses on associated derivatives of $524 million in FY25, consists of $136 million losses on client risk management swaps mainly in Euro and U.S. dollar interest rate swaps, and an additional $371 million losses on loan related swaps mainly in U.S. dollar and Euro in FY25. Changes in the fair value of derivatives are recognized in the consolidated statements of operations, while certain offsetting changes in the fair value of hedged loans are not, as those loans are measured at amortized cost.
IFC reported $499 million of unrealized gains on borrowings from market sources and IDA, net of associated derivatives in FY25. This was primarily due to a one-time reclassification of $231 million gains from Accumulated Other Comprehensive Income to net income, which resulted from a refinement of the methodology to calculate changes in IFC's own credit spread. Additionally, there were net unrealized gains (after swaps) mainly in U.S. dollar, Australian dollar, and Mexican peso borrowings.
OTHER COMPREHENSIVE INCOME
Unrealized Gains and Losses on Debt Securities and Borrowings
Table 29: Other Comprehensive Income – Unrealized Gains and Losses on Debt Securities and Borrowings

	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	Variance
Net unrealized gains and losses on debt securities arising during the period:
Net unrealized gains	$74	$110	$(36)
Reclassification adjustment for realized gains (losses) and credit related portion of impairments which were recognized in net income	(6)	11	(17)
Net unrealized gains on debt securities	$68	$121	(53)
Unrealized gains and losses on borrowings
Net unrealized (losses) gains attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option:	$(280)	$62	$(342)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	12	12	—
Net unrealized (losses) gains on borrowings	$(268)	$74	(342)
Total unrealized (losses) gains on debt securities and borrowings	$(200)	$195	(395)
Net unrealized gains on debt securities in FY25 included foreign currency gains of $72 million on debt securities accounted for as available-for-sale, primarily representing reversals of unrealized losses upon sales.
Net unrealized losses on borrowings of $268 million was recognized through other comprehensive income in FY25 (net unrealized gains of $74 million - FY24). This was primarily due to the one-time reclassification of $231 million gains from Accumulated Other Comprehensive Income to net income, as discussed above.

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Management's Discussion and Analysis
Unrecognized Net Actuarial Gains and Losses and Unrecognized Prior Service Costs on Benefits Plans
Unrecognized pension adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in comprehensive income. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long term assumptions about asset returns and discount rates.
During FY25, IFC recorded a gain of $860 million ($857 million of unrecognized net actuarial gains and a $3 million reduction of prior service cost). The gain was mainly driven by the increase in actuarial gains from IFC's pension plans primarily resulting from a decrease in the expected inflation and increase in the nominal discount rate, and an increase in the value of plan assets due to higher-than-expected asset returns. As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.
For discussion of IFC’s financial results for the year ended June 30, 2024 as compared to the year ended June 30, 2023, see Section VIII: Results of Operations in IFC’s Management’s Discussion and Analysis and Consolidated Financial Statements for the year ended June 30, 2024.

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Management's Discussion and Analysis
SECTION IX: Governance and Control
SENIOR MANAGEMENT
The following is a list of the principal officers of IFC as of June 30, 2025:

President	Ajay Banga
Managing Director	Makhtar Diop
Regional Vice President, Africa	Ethiopis Tafara[a]
Regional Vice President, Europe, Latin America and the Caribbean	Alfonso García Mora
Regional Vice President, Middle East, Central Asia, Türkiye, Afghanistan, and Pakistan	Hela Cheikh Rouhou[b]
Regional Vice President, Asia and the Pacific	Riccardo Puliti
Vice President, Cross-Cutting Solutions	Emmanuel Nyirinkindi[c]
Vice President, Corporate Support	Elena Bourganskaia
Vice President, Economics and Private Sector Development	Susan M. Lund[d]
Vice President and General Counsel, Legal Institutional Risk and Governance	Ramit Nagpal
Vice President, Industries	Mohamed Gouled
Vice President, Risk and Finance	Federico Galizia
Vice President, Treasury & Mobilization	John Gandolfo
_________
a Sérgio Pimenta retired from IFC effective March 31, 2025 and Ethiopis Tafara was appointed as the Regional Vice President, Africa effective April 1, 2025.
b In April 2025, it was announced that Hela Cheikh Rouhou would step down as Regional Vice President, Middle East, Central Asia, Türkiye, Afghanistan, and Pakistan, effective September 8, 2025. In July 2025, it was announced that Riccardo Puliti would assume the role effective September 8, 2025.
c In February 2025, it was announced that Emmanuel Nyirinkindi would step down as Vice President, Cross-Cutting Solutions.
d In February 2025, it was announced that effective July 15, 2025, Susan M. Lund would retire from IFC and John Gandolfo would act as the IFC Vice President for Economics & Private Sector Development.
The FY25 consolidated financial statements reflect the organization structure at June 30, 2025.
Figure 30: Governance Structure
BUSINESS CONDUCT
The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institutions. In support of this commitment, the institutions have in place a Code of Conduct. The WBG has both an Ethics Help Line and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.
IFC has procedures in place for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control and auditing processes.

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Management's Discussion and Analysis
WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.
GENERAL GOVERNANCE
IFC’s decision-making structure consists of the Board of Governors, the Board of Directors, the President, the Managing Director, Management and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Board of Directors to exercise any of its powers, except those reserved to the Board of Governors under IFC's Articles of Agreement.
BOARD OF DIRECTORS
In accordance with IFC's Articles of Agreement, Directors are appointed or elected every two years by their member governments. The Board currently has 25 Directors who represent all member countries. Directors are neither officers nor staff of IFC. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.
The Board is required to consider proposals made by the President on the use of IFC’s net income and other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters.
The Board and its committees are in continuous sessions based in Washington DC, as business requires. Each committee’s terms of reference establish its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.
The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows:
▪Audit Committee – assists the Board in overseeing IFC’s finances, accounting, risk management and internal controls (see further explanation below).
▪Budget Committee – assists the Board in approving IFC’s budget and in overseeing the preparation and execution of IFC’s business plans. The committee provides guidance to management on strategic directions.
▪Committee on Development Effectiveness – supports the Board in assessing IFC’s development effectiveness, providing guidance on strategic directions, and monitoring the quality and results of operations.
▪Committee on Governance and Executive Directors’ Administrative Matters – assists the Board on issues related to governance, the Board’s own effectiveness, and the administrative policy applicable to Directors’ offices.
▪Human Resources Committee – strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on IFC’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.
AUDIT COMMITTEE
Membership
The Audit Committee consists of eight Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Directors.
Key Responsibilities
The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IFC’s finances, accounting, risk management, internal controls and institutional integrity. Specific responsibilities include:
▪Oversight of the integrity of IFC’s financial statements.
▪Appointment, qualifications, independence and performance of the external auditor.
▪Performance of the Group Internal Audit.
▪Adequacy and effectiveness of financial and accounting policies and internal controls and the mechanisms to deter, prevent and penalize fraud and corruption in IFC operations and corporate procurement.
▪Effective management of financial, fiduciary, and compliance risks in IFC.
▪Oversight of the institutional arrangements and processes for risk management across IFC.
In carrying out its role, the Audit Committee discusses financial issues and policies that affect IFC’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

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Management's Discussion and Analysis
Executive Sessions
Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.
Access to Resources and to Management
Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties, and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management, and reviews and discusses with Management topics considered in its terms of reference.
The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.
AUDITOR INDEPENDENCE
The appointment of the external auditor for IFC is governed by a set of Board-approved principles. These include:
▪Limits on the external auditor's provision of non-audit-related services
▪Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee, and
▪Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter.
The external auditor may provide non-prohibited, non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management and in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70% of the audit fees over the same period.
Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IFC’s external auditors also follow the communication requirements with the Audit Committees as set out under generally accepted auditing standards in the United States.
EXTERNAL AUDITORS
The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board.
In May 2022, IFC’s Board approved Deloitte & Touche, LLP as IFC’s external auditor for a second five-year term commencing in FY24.
INTERNAL CONTROL
Internal Control Over Financial Reporting
Each fiscal year, Management evaluates the internal controls over financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect IFC’s internal control over financial reporting. The internal control framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), “Internal Control – Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. IFC uses the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting. As of June 30, 2025, management maintained effective internal control over financial reporting. See “Management’s report regarding effectiveness of Internal Control over Financial Reporting” for additional information.
IFC’s internal control over financial reporting was audited by Deloitte & Touche, LLP and their report expresses an unqualified opinion on the effectiveness of IFC's internal control over financial reporting as of June 30, 2025. See “Independent Auditor’s Report” for additional information.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management, as appropriate, to allow timely decisions regarding required disclosure by IFC. Management conducted an evaluation of the effectiveness of such controls and procedures and the President, the Managing Director and Executive Vice President, the Vice President, Risk and Finance and the Controller have concluded that these controls and procedures were effective as of June 30, 2025.

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Management's Discussion and Analysis
SECTION X: APPENDIX
GLOSSARY OF TERMS
Board: The Board of Directors as established by IFC’s Articles of Agreement.
Capital Adequacy: A measure of IFC’s ability to withstand unexpected shocks as IFC is required to maintain a minimum level of total resources (Capital Available) to absorb potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining IFC's AAA rating.
Capital Available: Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: Sum of IFC’s Paid in Capital, General reserves, Unallocated net income and AOCI, minus Pension surplus of each pension plan and PCRF assets.
Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
Core Mobilization: Non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a Client. A Client is a legal entity to which IFC provides Advisory Services or Investment Services.
Capital Utilization Ratio (CUR): A ratio to measure IFC's capital adequacy expressed as Capital Required divided by Capital Available.
Credit spread: A credit spread is the difference in yield between two bonds of similar maturity but different credit quality.
Economic Capital (EC): Minimum USD amount of capital required to meet expected and unexpected losses. For Financial Product(s), calculated as Exposure at Risk (EAR) multiplied by Economic Capital Ratio for relevant product/sub-product.
IDA18: IDA's Eighteenth Replenishment of Resources.
IDA20: IDA’s Twentieth Replenishment of Resources
IDA-eligible member countries: Member countries eligible to borrow from IDA on concessional terms.
IFC's Equity Mobilization Department: IFC's Equity Mobilization Department (formerly IFC Asset Management Company, or AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. These funds collectively are referred to as the AMC Funds.
Allocable income (formerly referred to as Income Available for Designations): IFC uses Allocable income (a non-U.S. GAAP measure) as the basis for making net income allocations. Prior to FY24, Allocable income comprised net income excluding unrealized gains and losses on loans, debt securities, equity investments, borrowings and related derivatives as well as grants to IDA, which were suspended in FY20 following the conclusion of the IDA’ Eighteen Replenishment of Resources (IDA18). In FY24, IFC updated the calculation of allocable income to exclude income from PCRF, aligning it with its intended use for post-retirement contributions.
Paris Agreement: The Paris Agreement is the universal, legally binding global climate change agreement, adopted at the Paris climate conference in December 2015. It sets out a global framework to avoid dangerous climate change by limiting global warming and aims to strengthen countries’ ability to deal with the impacts of climate change and support them in their efforts.
Qualitative Overlay: Qualitative Overlay is an adjustment applied to the calculated loan loss reserve based on qualitative factors, reflecting potential risks and uncertainties that are prevailing and may not be fully captured by quantitative models.
Spring Meetings: The Spring Meetings of the International Monetary Fund and the World Bank Group are a gathering that features the Development Committee and International Monetary and Financial Committee meetings to discuss work of the institutions.
Upstream: Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. Upstream activities comprise IFC engagements which aim to (i) support the creation and realization of specific projects, for which IFC is a likely finance partner (Transaction Upstream); and/or (ii) have a wider market or sectoral impact to facilitate private sector investment, for which in turn IFC could be a potential financing partner (Creating Markets Upstream).
U.S. GAAP: Accounting principles generally accepted in the United States of America.
World Bank: The World Bank consists of IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

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Management's Discussion and Analysis
ABBREVIATIONS AND ACRONYMS

ABS	:	Asset-Backed Securities	IDA	:	International Development Association
AIMM	:	Anticipated Impact Measurement and Monitoring	IDA-PSW	:	IDA Private Sector Window
ALM	:	Asset Liability Management	IEG	:	Independent Evaluation Group
AML/CFT	:	Anti-Money Laundering/ Combating the Financing of Terrorism	IFC or the Corporation	:	International Finance Corporation
AOCI	:	Accumulated Other Comprehensive Income	IFIs	:	International Financial Institutions
BFC	:	Blended Finance and Donor Funds Committee	INT	:	Integrity Vice Presidency
CAO	:	Compliance Advisory/Ombudsman	ISDA	:	International Swaps and Derivatives Association
CECL	:	Current Expected Credit Loss	ITSG	:	Information and Technology Steering Group
CES	:	Environmental and Social Policy and Risk Department	LTF	:	Long-Term Finance
CMAW	:	Creating Markets Advisory Window	MBS	:	Mortgage-Backed Securities
CODM		Chief Operating Decision Maker (CODM)	MCPP	:	Managed Co-Lending Portfolio Program
COSO	:	Committee of Sponsoring Organizations of the Treadway Commission	MD	:	Managing Director
CR	:	Credit Rating	MD&A	:	Management’s Discussion and Analysis
CRC	:	Corporate Risk Committee	MDBs	:	Multilateral Development Banks
CRM	:	Client Risk Management	MIGA	:	Multilateral Investment Guarantee Agency
CSO	:	Department of Special Operations	ML/TF	:	Money Laundering And Terrorist Financing
CUR	:	Capital Utilization Ratio	MT	:	IFC’s Management Team
DFIs	:	Development Financial Institutions	NAV	:	Net Asset Value
E&S	:	Environmental and Social	NPLs	:	Non-performing Loans
EIJ	:	Ethics and Internal Justice	OCI	:	Other Comprehensive Income
ERM	:	Enterprise Risk Management Framework	ORM	:	IFC’s Operational Risk Management
ESG	:	Environmental, Social & Governance	PBAC	:	Pension Benefits Administration Committee
ESRR	:	E&S Risk Rating	PCRF	:	Post-retirement Contributions Reserve Fund
FCS	:	Fragile and Conflict-Affected Situations	PEBP	:	Post-Employment Benefit Plan
FMTAAS	:	Funding Mechanism for Technical Assistance and Advisory Services	PFC	:	Pension Finance Committee
FOF	:	Frontier Opportunities Fund	PPP	:	Public-Private Partnership
FX	:	Foreign Exchange	PSW	:	Private Sector Window
GCI	:	General Capital Increase	RA	:	Risk Appetite
GEI	:	Gender and Economic Inclusion	RCSA	:	Risk and Control Self-Assessments
GEMs	:	Global Emerging Markets (GEMs)	RIs	:	Risk Indicators
GP	:	General Partner	RSBP	:	Retired Staff Benefits Plan
GSCF	:	Global Supply Chain Finance Program	SCI	:	Selective Capital Increase
GTFP	:	Global Trade Finance Program	SLAs	:	Service Level Agreements
GTLP	:	Global Trade Liquidity Program	SMEs	:	Small and Medium Enterprises
GTSF	:	Global Trade Supplier Finance	SOFR	:	Secured Overnight Financing Rate
GTST	:	Global Structured Trade Finance Program	SRP	:	Staff Retirement Plan
GWFP	:	Global Warehouse Finance Program	STF	:	Short-Term Finance
IBRD	:	International Bank for Reconstruction and Development	T3PC	:	Tier III Project Committee
ICSID	:	International Centre for Settlement of Investment Disputes	VPU	:	Vice Presidency Unit

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CONSOLIDATED FINANCIAL STATEMENTS AND
INTERNAL CONTROL REPORTS
June 30, 2025

Management's Report Regarding Effectiveness of
Internal Control over Financial Reporting

August 7, 2025
The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include amounts based on informed judgments and estimates made by management.
The consolidated financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IFC's consolidated financial statements and audit of its internal control over financial reporting were valid and appropriate. The independent auditors’ reports accompany the audited consolidated financial statements.
Management is responsible for establishing and maintaining effective internal control over financial reporting for financial statement presentations in conformity with US GAAP. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over financial reporting supports the integrity and reliability of the external consolidated financial statements.
There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.
IFC assessed its internal control over financial reporting for financial statement presentation in conformity with US GAAP as of June 30, 2025. This assessment was based on the criteria for effective internal control over financial reporting described in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over financial reporting presented in conformity with US GAAP as of June 30, 2025. The independent audit firm that audited the consolidated financial statements has issued an Independent Auditor’s Report which expresses an opinion on IFC’s internal control over financial reporting.
The Board of Directors has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

INDEPENDENT AUDITOR’S REPORT
President and Board of Directors
International Finance Corporation
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of International Finance Corporation and its consolidated entities ("IFC") as of June 30, 2025, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, IFC maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the consolidated financial statements as of and for the year ended June 30, 2025 of IFC, and our report dated August 7, 2025, expressed an unmodified opinion on those financial statements.
Basis for Opinion
We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of IFC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for Internal Control over Financial Reporting
Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding Effectiveness of Internal Control over Financial Reporting.
Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting
Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.
In performing an audit of internal control over financial reporting in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Obtain an understanding of internal control over financial reporting, assess the risks that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.
Definition and Inherent Limitations of Internal Control over Financial Reporting
An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
August 7, 2025

INDEPENDENT AUDITOR’S REPORT
President and Board of Directors
International Finance Corporation
Opinion
We have audited the consolidated financial statements of International Finance Corporation and its consolidated entities ("IFC"), which comprise the consolidated balance sheets as of June 30, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, changes in capital and cash flows, for each of the three years in the period ended June 30, 2025, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of IFC as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in accordance with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), IFC's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 7, 2025, expressed an unmodified opinion on IFC’s internal control over financial reporting.
Basis for Opinion
We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of IFC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about IFC’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.
Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about IFC’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
Report on Supplemental Information
Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidated statement of capital stock and voting power as of June 30, 2025 ("supplemental information") listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements. This supplemental information is the responsibility of IFC’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. Such information has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with GAAS. In our opinion, such information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.
Other Information Included in Management’s Discussion and Analysis and Consolidated Financial Statements
Management is responsible for the other information included in Management’s Discussion and Analysis and Consolidated Financial Statements. The other information comprises the information included in Management’s Discussion and Analysis and Consolidated Financial Statements but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.
In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

August 7, 2025

INTERNATIONAL FINANCE CORPORATION	Page 65

CONSOLIDATED BALANCE SHEETS
as of June 30, 2025 and June 30, 2024

(US$ in millions)	June 30, 2025	June 30, 2024
Assets
Cash and due from banks – Note C	$1,232	$781
Time deposits – Note C	14,263	9,752
Trading securities – Notes C and R	33,711	28,555
(includes $6,676 and $4,420 securities pledged to creditors under repurchase and collateral agreements as of June 30, 2025 and June 30, 2024, respectively)
Securities purchased under resale agreements and receivable for cash collateral pledged – Notes C, R and W	2,213	1,226
Investments – Notes B, D, E, F, G, R and T
Loans – Notes D, E, R and T	42,229	36,437
(includes $1,947 and $1,789 loans held at fair value as of June 30, 2025 and June 30, 2024, respectively; net of reserve against losses of $1,273 and $1,081 at June 30, 2025 and June 30, 2024, respectively)
Equity investments – Notes B, D, G, R and T	11,777	11,121
Debt securities – Notes D, F, R and T	13,514	11,189
(includes available-for-sale securities of $560 and $845, with associated amortized cost of $609 and $962, and reserve against credit losses of $16 and $34 as of June 30, 2025 and June 30, 2024, respectively)
Total investments	67,520	58,747
Derivative assets – Notes B, C, Q, R and W	3,005	2,954
Receivables and other assets – Notes B, C, J, T and U	7,796	6,172
Total assets	$129,740	$108,187
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received – Notes C and W	$4,893	$1,541
Borrowings outstanding – Notes B, K and R
From market and other sources at amortized cost	2,657	2,536
From market sources at fair value	68,679	53,049
From International Development Association at fair value	114	170
Total borrowings	71,450	55,755
Derivative liabilities – Notes B, C, Q, R and W	6,620	7,356
Payables and other liabilities – Notes B, C, E, L, T, U and V	5,849	6,063
Total liabilities	88,812	70,715
Capital
Authorized capital, shares of $1,000 par value each – Note M
(25,079,991 shares as of June 30, 2025 and June 30, 2024)
Subscribed capital	24,511	24,104
Less: unpaid portion of subscriptions	(502)	(884)
Paid-in capital	24,009	23,220
Accumulated other comprehensive income – Note O	1,617	957
Retained earnings – Note O	15,302	13,295
Total capital	40,928	37,472
Total liabilities and capital	$129,740	$108,187
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 66

CONSOLIDATED STATEMENTS OF OPERATIONS
for the three years ended June 30, 2025, June 30, 2024 and June 30, 2023

(US$ in millions)	2025	2024	2023
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives – Note E	$3,373	$3,204	$2,290
Provision for losses on loans, off-balance sheet credit exposures and other receivables – Note E	(56)	(9)	(22)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives – Note G	517	142	191
Income from debt securities, including realized gains and losses on debt securities and associated derivatives – Note F	819	811	518
Release of provision (provision) for losses on available-for-sale debt securities – Note F	6	(12)	(7)
Total income from investments	4,659	4,136	2,970
Income from liquid asset trading activities – Note C	2,298	2,391	1,464
Charges on borrowings	(3,596)	(3,815)	(2,598)
Income from investments and liquid asset trading activities, after charges on borrowings	3,361	2,712	1,836
Other income
Upstream and Advisory services income – Note U	259	268	247
Service fees	150	131	128
Other – Note N	193	188	143
Total other income	602	587	518
Other expenses
Administrative expenses – Notes B and V	(1,679)	(1,516)	(1,430)
Upstream and Advisory services expenses – Note U	(373)	(339)	(317)
Other, net – Note V	24	28	26
Total other expenses	(2,028)	(1,827)	(1,721)
Foreign currency transaction losses on non-trading activities	(43)	(115)	(86)
Income before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	1,892	1,357	547
Net unrealized gains on loans, debt securities, borrowings and related derivatives – Note P	115	128	125
Net income – Note S	$2,007	$1,485	$672

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 67

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three years ended June 30, 2025, June 30, 2024 and June 30, 2023

(US$ in millions)	2025	2024	2023
Net income – Note S	$2,007	$1,485	$672
Other comprehensive income
Unrealized gains and losses on debt securities
Net unrealized gains on available-for-sale debt securities arising during the year	74	110	120
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	—	(1)	(65)
Reclassification adjustment for impairments related to credit loss included in net income	(6)	12	7
Net unrealized gains on debt securities	68	121	62
Unrealized gains and losses on borrowings
Net unrealized (losses) gains arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	(280)	62	(62)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	12	12	12
Net unrealized (losses) gains on borrowings	(268)	74	(50)
Net unrecognized actuarial gains and unrecognized prior service credits on benefit plans – Note V	860	130	702
Total other comprehensive income	660	325	714
Total comprehensive income	$2,667	$1,810	$1,386

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 68

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
for the three years ended June 30, 2025, June 30, 2024 and June 30, 2023

(US$ in millions)	Retained earnings - Note O		Accumulated other comprehensive income (loss) - Note O		Paid-in capital	Total capital
As of June 30, 2022	$11,138		$(82)		$21,749	$32,805
Year ended June 30, 2023
Net income	672		—		—	672
Other comprehensive income	—		714		—	714
Payments received for subscribed capital	—		—		847	847
As of June 30, 2023	$11,810		$632		$22,596	$35,038
Year ended June 30, 2024
Net income	1,485		—		—	1,485
Other comprehensive income	—		325		—	325
Payments received for subscribed capital	—		—		624	624
As of June 30, 2024	$13,295		$957		$23,220	$37,472
Year ended June 30, 2025
Net income	2,007		—		—	2,007
Other comprehensive income	—		660		—	660
Payments received for subscribed capital	—		—		789	789
As of June 30, 2025	$15,302	$0	$1,617	$0	$24,009	$40,928

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 69

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three years ended June 30, 2025, June 30, 2024 and June 30, 2023

(US$ in millions)	2025	2024	2023
Cash flows from investing activities
Loan disbursements	$(17,063)	$(14,235)	$(13,354)
Investments in equity securities	(1,712)	(1,535)	(1,034)
Investments in debt securities	(3,742)	(3,115)	(3,818)
Loan repayments	11,892	8,860	8,209
Equity redemptions	3	—	—
Debt securities repayments	1,749	1,216	1,066
Proceeds from sales of loans	44	2	67
Proceeds from sales of equity investments	1,416	1,394	1,405
Proceeds from sales of debt securities	19	36	81
Loan origination fees received	102	109	65
Other investing activities, net	—	(9)	—
Investment in fixed assets, net	(101)	(91)	(62)
Net cash used in investing activities	(7,393)	(7,368)	(7,375)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	28,328	17,242	19,167
Retirement	(15,440)	(14,142)	(14,393)
Change in derivatives associated with borrowings, net	(860)	(203)	(364)
Short-term borrowings, net	138	(306)	(308)
Capital subscriptions	789	624	847
Net cash provided by financing activities	12,955	3,215	4,949
Cash flows from operating activities
Net income	2,007	1,485	672
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Realized losses (gains) on loans and associated derivatives, net	7	10	(8)
Realized losses (gains) on debt securities and associated derivatives, net	15	(17)	(75)
Gains on equity investments and related derivatives, net	(405)	(14)	(27)
Net realized gains on extinguishment of borrowings	(1)	(4)	(1)
Provision	50	21	29
Amortization of net discounts, premiums and loan origination fees	17	43	47
Depreciation expenses	57	60	56
Foreign currency transaction losses on non-trading activities	43	115	86
Net unrealized gains on loans, debt securities, borrowings and related derivatives	(115)	(128)	(125)
Net discounts paid on retirement of borrowings	(122)	(134)	(83)
Change in accrued income on loans and debt securities (after swaps), net	37	(210)	(287)
Change in accrued expenses on borrowings (after swaps), net	(21)	73	498
Change in liquid asset trading portfolio	(5,545)	3,733	6,539
Change in derivatives associated with loans and client risk management, net	482	240	349
Change in payables and other liabilities	902	207	306
Change in receivables and other assets	(1,053)	(176)	(268)
Net cash (used in) provided by operating activities	(3,645)	5,304	7,708
Change in cash and cash equivalents	1,917	1,151	5,282
Effect of exchange rate changes on cash and cash equivalents	300	(168)	195
Net change in cash and cash equivalents	2,217	983	5,477
Beginning cash and cash equivalents	9,782	8,799	3,322
Ending cash and cash equivalents	$11,999	$9,782	$8,799
Composition of cash and cash equivalents
Cash and due from banks	1,232	781	1,051
Time deposits with maturities under three months	10,767	9,001	7,748
Total cash and cash equivalents	$11,999	$9,782	$8,799
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 70

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three years ended June 30, 2025, June 30, 2024 and June 30, 2023

(US$ in millions)	2025	2024	2023
Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$827	$(356)	$114
Debt securities	183	(175)	15
Loan and debt security-related currency swaps	(936)	566	(115)
Borrowings	(1,102)	360	187
Borrowing-related currency swaps	1,094	(333)	(173)
Charges on borrowings paid, net	$3,739	$3,875	$2,183
Non-cash items:
Loan and debt security conversion to equity, net	$36	$21	$101

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 71

SUPPLEMENTAL INFORMATION: CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER as of June 30, 2025
(US$ in thousands)	Capital Stock		Voting Power			Capital Stock		Voting Power
Members	Amount paid	Percent of total	Number of votes	Percent of total	Members	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	1,727	0.01	9,312	0.04	Ecuador	20,256	0.08	27,841	0.11
Albania	14,248	0.06	21,833	0.09	Egypt, Arab Republic of	130,957	0.55	138,542	0.55
Algeria	71,468	0.30	79,053	0.31	El Salvador	702	0.00	8,287	0.03
Angola	14,952	0.06	22,537	0.09	Equatorial Guinea	328	0.00	7,913	0.03
Antigua and Barbuda	99	0.00	7,684	0.03	Eritrea	7,129	0.03	14,714	0.06
Argentina	323,320	1.35	330,905	1.30	Estonia	14,036	0.06	21,621	0.09
Armenia	11,796	0.05	19,381	0.08	Eswatini	5,812	0.02	13,397	0.05
Australia	463,234	1.93	470,819	1.85	Ethiopia	2,036	0.01	9,621	0.04
Austria	193,216	0.80	200,801	0.79	Fiji	4,394	0.02	11,979	0.05
Azerbaijan	23,830	0.10	31,415	0.12	Finland	153,635	0.64	161,220	0.63
Bahamas, The	4,997	0.02	12,582	0.05	France	1,184,438	4.93	1,192,023	4.69
Bahrain	13,313	0.06	20,898	0.08	Gabon	9,668	0.04	17,253	0.07
Bangladesh	94,274	0.39	101,859	0.40	Gambia, The	717	0.00	8,302	0.03
Barbados	4,734	0.02	12,319	0.05	Georgia	16,390	0.07	23,975	0.09
Belarus	42,439	0.18	50,024	0.20	Germany	1,261,691	5.26	1,269,276	4.99
Belgium	495,347	2.06	502,932	1.98	Ghana	42,286	0.18	49,871	0.20
Belize	1,730	0.01	9,315	0.04	Greece	67,514	0.28	75,099	0.30
Benin	2,106	0.01	9,691	0.04	Grenada	1,576	0.01	9,161	0.04
Bhutan	5,490	0.02	13,075	0.05	Guatemala	8,265	0.03	15,850	0.06
Bolivia	14,502	0.06	22,087	0.09	Guinea	5,680	0.02	13,265	0.05
Bosnia and Herzegovina	7,115	0.03	14,700	0.06	Guinea-Bissau	137	0.00	7,722	0.03
Botswana	2,094	0.01	9,679	0.04	Guyana	15,557	0.06	23,142	0.09
Brazil	476,630	1.99	484,215	1.90	Haiti	10,009	0.04	17,594	0.07
Brunei Darussalam	2,503	0.01	10,088	0.04	Honduras	5,657	0.02	13,242	0.05
Bulgaria	56,666	0.24	64,251	0.25	Hungary	128,885	0.54	136,470	0.54
Burkina Faso	8,849	0.04	16,434	0.06	Iceland	2,619	0.01	10,204	0.04
Burundi	2,042	0.01	9,627	0.04	India	1,007,597	4.20	1,015,182	3.99
Cabo Verde	1,071	0.00	8,656	0.03	Indonesia	309,305	1.29	316,890	1.25
Cambodia	3,943	0.02	11,528	0.05	Iran, Islamic Republic of	11,010	0.05	18,595	0.07
Cameroon	11,076	0.05	18,661	0.07	Iraq	6,349	0.03	13,934	0.05
Canada	796,137	3.32	803,722	3.16	Ireland	22,493	0.09	30,078	0.12
Central African Republic	907	0.00	8,492	0.03	Israel	28,522	0.12	36,107	0.14
Chad	11,600	0.05	19,185	0.08	Italy	796,137	3.32	803,722	3.16
Chile	110,105	0.46	117,690	0.46	Jamaica	37,454	0.16	45,039	0.18
China	739,505	3.08	747,090	2.94	Japan	1,800,442	7.50	1,808,027	7.11
Colombia	133,679	0.56	141,264	0.56	Jordan	11,756	0.05	19,341	0.08
Comoros	107	0.00	7,692	0.03	Kazakhstan	35,355	0.15	42,940	0.17
Congo, Democratic Republic of	19,833	0.08	27,418	0.11	Kenya	30,811	0.13	38,396	0.15
Congo, Republic of	999	0.00	8,584	0.03	Kiribati	91	0.00	7,676	0.03
Costa Rica	10,742	0.04	18,327	0.07	Korea, Republic of	323,047	1.35	330,632	1.30
Cote d'Ivoire	39,129	0.16	46,714	0.18	Kosovo	14,231	0.06	21,816	0.09
Croatia	31,889	0.13	39,474	0.16	Kuwait	172,149	0.72	179,734	0.71
Cyprus	20,936	0.09	28,521	0.11	Kyrgyz Republic	13,114	0.05	20,699	0.08
Czechia	97,365	0.41	104,950	0.41	Lao People's Democratic Republic	2,929	0.01	10,514	0.04
Denmark	204,148	0.85	211,733	0.83	Latvia	21,043	0.09	28,628	0.11
Djibouti	160	0.00	7,745	0.03	Lebanon	1,029	0.00	8,614	0.03
Dominica	1,221	0.01	8,806	0.03	Lesotho	1,892	0.01	9,477	0.04
Dominican Republic	14,977	0.06	22,562	0.09	Liberia	1,580	0.01	9,165	0.04

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 72

SUPPLEMENTAL INFORMATION: CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER as of June 30, 2025
(US$ in thousands)	Capital Stock		Voting Power			Capital Stock		Voting Power
Members	Amount paid	Percent of total	Number of votes	Percent of total	Members	Amount paid	Percent of total	Number of votes	Percent of total
Libya	13,127	0.05	20,712	0.08	Saudi Arabia	583,805	2.43	591,390	2.33
Lithuania	22,912	0.10	30,497	0.12	Senegal	17,986	0.07	25,571	0.10
Luxembourg	23,835	0.10	31,420	0.12	Serbia	22,215	0.09	29,800	0.12
Madagascar	6,834	0.03	14,419	0.06	Seychelles	206	0.00	7,791	0.03
Malawi	17,833	0.07	25,418	0.10	Sierra Leone	2,730	0.01	10,315	0.04
Malaysia	126,614	0.53	134,199	0.53	Singapore	8,789	0.04	16,374	0.06
Maldives	751	0.00	8,336	0.03	Slovak Republic	48,786	0.20	56,371	0.22
Mali	5,274	0.02	12,859	0.05	Slovenia	17,679	0.07	25,264	0.10
Malta	15,807	0.07	23,392	0.09	Solomon Islands	282	0.00	7,867	0.03
Marshall Islands	5,055	0.02	12,640	0.05	Somalia, Federal Republic of	633	0.00	8,218	0.03
Mauritania	1,632	0.01	9,217	0.04	South Africa	132,805	0.55	140,390	0.55
Mauritius	18,291	0.08	25,876	0.10	South Sudan	14,334	0.06	21,919	0.09
Mexico	232,794	0.97	240,379	0.95	Spain	418,348	1.74	425,933	1.68
Micronesia, Federated States of	5,673	0.02	13,258	0.05	Sri Lanka	73,319	0.31	80,904	0.32
Moldova	14,181	0.06	21,766	0.09	St. Kitts and Nevis	4,864	0.02	12,449	0.05
Mongolia	2,271	0.01	9,856	0.04	St. Lucia	1,254	0.01	8,839	0.03
Montenegro	10,130	0.04	17,715	0.07	Sudan	846	0.00	8,431	0.03
Morocco	94,303	0.39	101,888	0.40	Suriname	4,727	0.02	12,312	0.05
Mozambique	2,455	0.01	10,040	0.04	Sweden	263,049	1.10	270,634	1.06
Myanmar	5,078	0.02	12,663	0.05	Switzerland	431,268	1.80	438,853	1.73
Namibia	3,080	0.01	10,665	0.04	Syrian Arab Republic	1,479	0.01	9,064	0.04
Nepal	7,654	0.03	15,239	0.06	Tajikistan	13,388	0.06	20,973	0.08
Netherlands	549,384	2.29	556,969	2.19	Tanzania	11,306	0.05	18,891	0.07
New Zealand	47,437	0.20	55,022	0.22	Thailand	129,382	0.54	136,967	0.54
Nicaragua	7,508	0.03	15,093	0.06	Timor-Leste	8,558	0.04	16,143	0.06
Niger	1,121	0.00	8,706	0.03	Togo	6,161	0.03	13,746	0.05
Nigeria	270,840	1.13	278,425	1.10	Tonga	1,226	0.01	8,811	0.03
North Macedonia	5,932	0.02	13,517	0.05	Trinidad and Tobago	31,352	0.13	38,937	0.15
Norway	172,251	0.72	179,836	0.71	Tunisia	34,902	0.15	42,487	0.17
Oman	14,123	0.06	21,708	0.09	Türkiye	187,498	0.78	195,083	0.77
Pakistan	199,286	0.83	206,871	0.81	Turkmenistan	6,176	0.03	13,761	0.05
Palau	191	0.00	7,776	0.03	Tuvalu	520	0.00	8,105	0.03
Panama	9,856	0.04	17,441	0.07	Uganda	8,370	0.03	15,955	0.06
Papua New Guinea	13,588	0.06	21,173	0.08	Ukraine	77,458	0.32	85,043	0.33
Paraguay	3,324	0.01	10,909	0.04	United Arab Emirates	30,750	0.13	38,335	0.15
Peru	91,697	0.38	99,282	0.39	United Kingdom	1,184,438	4.93	1,192,023	4.69
Philippines	127,771	0.53	135,356	0.53	United States	4,341,278	18.08	4,348,863	17.11
Poland	96,139	0.40	103,724	0.41	Uruguay	30,729	0.13	38,314	0.15
Portugal	90,989	0.38	98,574	0.39	Uzbekistan	42,311	0.18	49,896	0.20
Qatar	12,581	0.05	20,166	0.08	Vanuatu	1,507	0.01	9,092	0.04
Romania	50,571	0.21	58,156	0.23	Venezuela, Republica Bolivariana de	210,347	0.88	217,932	0.86
Russian Federation	784,211	3.27	791,796	3.11	Viet Nam	9,653	0.04	17,238	0.07
Rwanda	4,899	0.02	12,484	0.05	Yemen, Republic of	5,452	0.02	13,037	0.05
Samoa	1,327	0.01	8,912	0.04	Zambia	17,500	0.07	25,085	0.10
Sao Tome and Principe	3,347	0.01	10,932	0.04	Zimbabwe	24,513	0.10	32,098	0.13
* May differ from the sum of individual percentages shown because of rounding					Total June 30, 2025	24,009,096	100.00*	25,419,906	100.00*
					Total June 30, 2024	23,220,348	100.00*	24,584,844	100.00*

The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements include the financial statements of IFC and its consolidated entities. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations in accordance with U.S. GAAP.
Consolidated Financial Statements presentation – Certain amounts in prior years have been changed to conform with the current year’s presentation.
Functional currency – IFC’s functional currency is the United States dollar (U.S. dollars, US$ or $).
Use of estimates – The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the estimated fair value of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities, borrowings and derivative instruments): reserve against losses on loans and off-balance sheet credit exposures; impairment of debt securities; projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Consolidation, non-controlling interests and variable interest entities – IFC consolidates:
i.entities where IFC holds the majority voting rights, unless noncontrolling shareholders/limited partners have substantive participating rights or other rights that would overcome the presumption of control by the majority owner;
ii.limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by noncontrolling shareholders/limited partners; and
iii.variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary.
Such entities are collectively referred to as IFC’s consolidated entities. Significant intercompany accounts and transactions are eliminated in consolidation.
An entity is a VIE if:
i.its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
ii.its equity investors do not have decision-making rights about the entity's operations; or
iii.its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.
IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.
Fair Value Option – IFC has elected the Fair Value Option under the subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option) for several of its financial assets and financial liabilities. ASC 825 permits, on an instrument-by-instrument basis, the measurement of eligible financial assets, financial liabilities and firm commitments at fair value that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.
IFC has elected the Fair Value Option (FVO) for the following financial assets and financial liabilities:
i.direct equity investments which give IFC significant influence, which in the absence of the Fair Value Option, would have to be accounted for under equity method and all other financial interests in the same investee (e.g., guarantees, loans)
ii.all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in income;
iii.borrowings from IDA;
effective July 1, 2018:
iv.substantially all investments in debt securities; and
v.substantially all hybrid instruments in the loan investment portfolio.
All borrowings for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments accounted for at fair value with changes in fair value reported in earnings as such changes occur. Measuring these instruments at fair value mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and related economic hedges differently, without having to apply ASC Topic 815, Derivatives and Hedging (ASC 815)'s complex hedge accounting requirements.
Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheets based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans and issued guarantees to some of those investees; therefore, the Fair Value Option is also applied to those loans and issued guarantees.
The Fair Value Option has been elected for substantially all investments in debt securities and hybrid loan instruments recognized after June 30, 2018. Among other things, measuring all these instruments at fair value eliminates the requirement to bifurcate the host and embedded derivative that may have otherwise applied in certain instances, and results in more accounting consistency across IFC’s investment portfolio and a measurement method that is consistent with the manner in which the portfolio is managed.
Fair Value Measurements
ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820) defines fair value; establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels; and applies to all items measured at fair value, including items for which impairment measures are based on fair value.
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest and, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.
ASC 820 establishes a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market-based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed.
Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data.
IFC’s policy is to recognize transfers in and transfers out of levels as of the beginning of the reporting period in which they occur.
IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, Financial Services – Investment Companies (ASC 946). If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate an NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.
Remeasurement of foreign currency transactions – IFC’s reporting and functional currency is the U.S. dollar. Monetary assets and liabilities not denominated in U.S. dollars, are remeasured to U.S. dollars at the exchange rates prevailing at end of each reporting period. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.
Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding, adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.
For a loan restructuring, IFC records assets received at fair value (less cost to sell), with a corresponding decrease to the loan amortized cost basis. If assets were received in partial satisfaction of the loan, IFC also determines whether the restructured loan should be accounted for as a new loan. If assets were received in full satisfaction of the loan, IFC reports the excess of the loan’s amortized cost basis over the received asset’s fair value (less cost to sell) into net income, to the extent the difference is not offset against the loan’s allowance.
Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives on the consolidated statements of operations.
Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.
Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received. IFC has elected to present interest income separately from other changes in the fair value of loans measured at fair value through earnings under the Fair Value Option. IFC applies cost recovery or cash method for recognizing interest income from certain debt securities and beneficial interests accounted for as debt securities whose cash flows cannot be reliably estimated.
IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheets in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheets.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accrued interest balances are reported within receivables and other assets on the consolidated balance sheets. IFC elected not to measure expected credit losses for accrued interest receivables related to its loans and the available-for-sale securities portfolio as IFC’s policy is to write-off uncollectible accrued interest receivable balances in a timely manner. Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status.
Reserve against losses on loans and off-balance sheet credit arrangements
In accordance with ASC Topic 326, Financial Instruments - Credit Losses (ASC 326), IFC recognizes a reserve for credit losses that is deducted from the amortized cost basis of the financial asset to present the net amount expected to be collected on the financial asset on the balance sheets.
In accordance with ASC 326, IFC's credit loss methodology reflects an estimate of expected credit losses over the remaining contractual life of a financial asset, considering forward-looking information. IFC considers the relevant inputs and assumptions required to perform the estimate. These include, but are not limited to, historical and current loan portfolio data, data relevant to current economic conditions, and data relevant to reasonable and supportable forecasts of economic conditions. Inputs and assumptions are quantitative or qualitative in nature. In particular, the forecast of key economic variables relevant to the loan portfolio is one of the critical assumptions to IFC’s estimation of expected credit losses. The forecast of economic variables are credit loss drivers that produce a macro-economic response estimate of loss over the 3-year period that IFC deems to be reasonable and supportable. For periods beyond the reasonable and supportable forecast period, expected credit losses are estimated by reverting to historical loss information without adjustment for changes in economic conditions. This reversion is phased in over a one-year period on a straight-line basis. The segmentation process is based on a facility risk and credit risk rating, with certain assumptions segmented by industry. The facility risk rating applies to an individual investment product and provides information on the amount of loss that IFC is likely to incur on that product if the obligor defaults. IFC’s forecast of expected credit losses is based on the probability of a loan defaulting associated with each credit risk rating, the expected loss percentage given a default associated with each facility risk rating, and the expected balance at the estimated date of default. The estimate of the expected balance at the time of default considers a prepayment assumption and, for loans with available credit, a disbursement assumption that estimates expected utilization rates.
The reserve against losses on loans are established through a review process undertaken on a quarterly basis and has two main components: (a) a portfolio reserve for expected losses determined from the historical loss rates, adjusted for qualitative factors, and forecasted expected losses on the segments associated with the loan class with similar risk characteristics; and (b) an individual reserve which is a separate reserve representing the reserve assigned to individually evaluated loans that do not share similar risk characteristics with other loans. IFC considers its entire loan portfolio to comprise one portfolio segment and defines the one major category of loans to be the grouping of the loan receivable based on risk characteristics and the method for monitoring and assessing credit risk. The risks inherent in the portfolio that are considered in determining the portfolio reserve are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in a borrower's financial statements.
For individual reserve, loans identified as not sharing similar risk characteristics with other assets are individually evaluated for the net amount expected to be collected, and the reserve is determined for them outside of the portfolio reserve computation. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, that are considered in determining a loss reserve include, but are not limited to, the borrower’s financial difficulties, assessing the risk of breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster.
Individually evaluated loans are measured based on the present value of expected future cash flows to be received, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral, less the cost to sell.
IFC recognizes a reserve on loans not carried at fair value in the consolidated balance sheets through the reserve against losses on loans, with corresponding provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Loans are written-off along with its reserve against losses when IFC has exhausted all possible means of recovery. The reductions in the reserve are partially offset by recoveries which are considered in the reserving process, if any, associated with previously written-off loans.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IFC recognizes a reserve for credit losses on off-balance sheet credit exposures for guarantees that are not measured at fair value and other off-balance sheet arrangements, primarily loans committed but not disbursed, based on expected credit losses over the contractual period in which IFC is exposed to credit risk via a present contractual obligation to extend credit, unless that obligation is unconditionally cancellable by IFC. Reserve against losses on off-balance sheet credit exposures are included within Payables and other liabilities on the consolidated balance sheets, with changes recognized through provision for losses on loans in net income. Methodologies for estimating the reserve for credit losses on off-balance sheet credit exposures, including loans committed but not disbursed, are generally consistent with methodologies for estimating the reserve for credit losses for the disbursed loan portfolio, as discussed above as applicable, but is subject to an additional parameter reflecting the likelihood that funding will occur.
IFC separately records benefits from non-derivative freestanding credit enhancements as recovery assets, which are reported in “Receivables and other assets” on the consolidated balance sheets. Changes in expected recoveries from such freestanding credit enhancements are reported in “Income from loans and guarantees, including realized gains and losses on loans and associated derivatives” on the consolidated statements of operations.
Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.
Pursuant to ASC Topic 321, Investments – Equity Securities (ASC 321), all equity investments are measured at fair value, with unrealized gains and losses reported in net income.
IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its natural resources unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.
Unrealized gains and losses on equity investments accounted for at fair value are reported in income from equity investments and associated derivatives on the consolidated statements of operations. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold.
Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded on trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.
IFC enters into put options, call options and warrant agreements in connection with equity investments; these are accounted for as derivatives in accordance with ASC 815 to the extent they meet the definition of a derivative. Put options, call options and warrant agreements that do not meet the definition of a derivative are measured at fair value with unrealized gains and losses recognized in earnings in accordance with ASC 321 and included in “Equity investments” on the consolidated balance sheets.
Gains and losses on loan and debt security conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the consolidated statements of operations.
Debt securities – IFC invests in debt securities for various purposes. Debt securities in the liquid asset portfolio provide a source of income through yield or resale and are classified as trading.
Debt securities in the investment portfolio are used to further economic development in IFC’s member countries and consist of corporate debt, preferred shares and asset-back securities. Debt securities in the investment portfolio are primarily reported at fair value in accordance with the FVO as discussed above. Certain debt securities in the investment portfolio are classified as available-for-sale and are carried at fair value on the consolidated balance sheets with unrealized gains and losses included in accumulated other comprehensive income until realized.
IFC has elected to present interest income separately from other changes in the fair value of debt securities measured at fair value through earnings under the FVO. Unrealized gains and losses on debt securities accounted for at fair value under the FVO are reported in “Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives” on the consolidated statements of operations.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IFC invests in certain debt securities with conversion features; if the hybrid instrument is not measured at fair value with unrealized gains and losses reported in net income, these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.
Impairment of debt securities
IFC adopted the guidance under ASC 326 for available-for-sale debt securities by amending the impairment model to determine whether all or a portion of the unrealized loss on such securities is a credit loss, and recognizing a reserve for credit losses, instead of recording a write-down as required by pre-ASC 326 guidance. In determining whether all or a portion of the unrealized loss on such securities is a credit loss, IFC considers all relevant information including the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.
Debt securities in the investment portfolio classified as available-for-sale are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge is separated into two components: (1) the credit loss component, which is recognized as a reserve for credit losses (through net income), limited to the amount by which the security’s amortized cost basis exceeds the fair value, and reversal of impairment losses are allowed when the credit of the issuer improves, and (2) the noncredit related impairment losses, which are recorded in other comprehensive income.
Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt security issuances and loan obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee. For guarantees that are within scope of ASC 326, the expected credit losses (the contingent liability) associated with the financial guarantee is measured and accounted for in addition to and separately from IFC’s liability recognized for the stand-ready obligation to perform. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheets.
Liquid asset portfolios – The liquid asset portfolios mainly consist of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high-quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of member countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.
Securities and related derivative instruments within IFC’s liquid asset portfolios are classified as trading and, with the exception of cash equivalent securities which are carried at amortized cost, are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.
Cash and cash equivalents – IFC classifies cash and due from banks as cash and time deposits with original maturities of three months or less as cash equivalents in the consolidated statement of cash flows (collectively, cash and cash equivalents) because they are generally readily convertible to known amounts of cash within three months of acquisition, generally when the original maturities for such instruments are three months or less, or six months or less when the time deposit is optionally redeemable within three months.

The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the consolidated balance sheets.
It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.
Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.
Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate U.S. dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.
Substantially all borrowings are carried at fair value under the Fair Value Option. The change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in “other comprehensive income”, while the remaining change in fair value is reported in “Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives” in the consolidated statements of operations.
Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.
All derivative instruments are recorded on the consolidated balance sheets at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans and debt securities are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such bifurcated embedded derivatives is excluded from the carrying amount of the host contracts on the consolidated balance sheets.
Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in “income from liquid asset trading activities”. Changes in fair values of derivative instruments other than those in the liquid asset or equity portfolios are recorded in “net unrealized gains and losses on loans, debt securities, borrowings and related derivatives”.
Cash flows from derivatives associated with IFC’s lending, client risk management, liquid asset management, and asset and liability management activities are reported as operating activities on the consolidated statements of cash flows. Principal-related cash flows for derivatives associated with IFC’s borrowing activities are reported as financing activities, while the interest-related cash flows are reported as operating activities. Cash flows from equity-linked derivatives are reported as investing activities. Notwithstanding the above, all cash flows from derivatives that have other-than-insignificant financing elements are reported as financing activities when IFC is the recipient of financing and as investing activities when IFC is the provider of financing.
The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.
Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate U.S. dollar or non-U.S. dollar loans into variable rate U.S. dollars. Changes in fair value of all derivatives associated with these activities are reported in net income in ”Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives,” in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Income from loans and guarantees, including realized gains and losses on loans and associated derivatives.
Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in "Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives", in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Other Income”, in the consolidated statements of operations.
Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate U.S. dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the FVO, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in "Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives” in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Charges on borrowings”, in the consolidated statements of operations.
Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate U.S. dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in "Income from liquid asset trading activities" in the consolidated statements of operations.
Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.
IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements. Changes in fair value of all derivatives associated with these activities are reported in ”Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives,” in the consolidated statements of operations. Realized gains and losses associated with these activities are reported in “Other income”, in the consolidated statements of operations.
Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s consolidated balance sheets. All other loan participations are accounted for as secured borrowings; the participated loans are included in loans on IFC’s consolidated balance sheets, with the related secured borrowings included in payables and other liabilities on IFC’s consolidated balance sheets.
Withdrawal of Membership - Under IFC’s Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member’s capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member’s capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC’s Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of the reserves provided on the date of withdrawal.
Retained Earnings - Retained Earnings consist of allocated amounts (General Reserve, Surplus, Creating Markets Advisory Window (CMAW) Reserve, Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) Reserve, Small and Medium Enterprise (SME) Ventures Reserve, Frontier Opportunities Fund Reserve, and Cumulative Fair Value and Other Adjustments), and Unallocated Net Income (Loss).
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The General Reserve consists of earnings from prior fiscal years which, in the judgement of the Board of Directors, should be retained in IFC’s operations.
Surplus consists of earnings from prior fiscal years which are retained by IFC until a further decision is made on their disposition.
Creating Markets Advisory Window Reserve consists of earnings from prior fiscal years which are retained to support the delivery of Upstream and Advisory related activities in eligible IDA and FCS member countries.
Funding Mechanism for Technical Assistance and Advisory Services Reserve consists of earnings from prior fiscal years which are retained to support the delivery of Upstream and Advisory related activities, primarily in non-IDA/Fragile and FCS member countries.
Small and Medium Enterprise Ventures Reserves consists of earnings from prior fiscal years which are retained to cover program, administrative, legal, and consulting expenses in connection with IFC’s private equity program for financing of SMEs.
Frontier Opportunities Fund Reserve consists of earnings from prior fiscal years which are retained to provide concessional finance to spur equity investment mostly targeted to middle-income member countries including for the cutting-edge climate initiatives.
Cumulative Fair Value and Other Adjustments consist of unrealized mark-to-market gains or losses on IFC’s non-trading portfolios as well as income relating to the Post Retirement Contribution Reserve Fund (PCRF).
Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board-approved allocations and expenditures against reserves made during the year.
Net Income Allocations - Management recommends allocations of net income to the Board at the end of each fiscal year, to support IFC's operations as well as other developmental activities. Amounts approved by the Board are transferred from Unallocated Net Income to the related reserves within retained earnings. Expenditures relating to these reserves are recorded as expenses in IFC’s consolidated statements of operations in the year in which they are incurred and reduce the respective reserve balances.
Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned.
Pension and other post-retirement benefits – IBRD sponsors a Staff Retirement Plan and Trust (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that are defined benefit plans and cover substantially all of its staff members as well as the staff of IFC and of MIGA.
The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the Plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.
In accordance with ASU 2017-07, the service cost component of the net periodic benefit costs allocated to IFC is included in “Administrative expenses” in the consolidated statements of operations. The remaining components of the net periodic benefit costs allocated to IFC are included in “Other” in the consolidated statements of operations. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other post-retirement benefit costs.
Recently adopted accounting standards
In November 2021, FASB issued ASU 2021-10 Government Assistance (Topic 832) Disclosures by Business Entities about Government Assistance. ASU 2021-10 requires business entities to provide certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance (for example, a grant model within IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, or Subtopic 958-605, Not-For-Profit Entities–Revenue Recognition). ASU 2021-10 is effective for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. IFC adopted ASU 2021-10 effective June 30, 2023, with no material impact on IFC’s consolidated financial statements.
In December 2022, FASB issued ASU 2022-06 Reference Rate Reform (Topic 848) Deferral of the Sunset Date of Topic 848. The amendments in this ASU defer the sunset date of ASU 848 Reference Rate Reform from December 31, 2022, to December 31, 2024. ASU 2022-06 is effective immediately. The ASU was effective upon issuance and the adoption did not have a material impact on IFC’s consolidated financial statements.
In March 2022, the FASB issued ASU 2022-02, Financial Instruments–Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. The ASU eliminates the recognition and measurement guidance for troubled debt restructurings (“TDRs”) in Subtopic 310-40, Receivables–Troubled Debt Restructurings by Creditors, and requires reporting entities to apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. The ASU eliminates the requirement to use the discounted cash flow approach to measure the reserve against losses on loans formerly considered TDRs. The ASU also requires enhanced disclosure requirements for certain loan refinancing and restructurings by creditors
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

when a borrower is experiencing financial difficulty and disclosure of current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments–Credit Losses–Measured at Amortized Cost. IFC adopted ASU 2022-02 effective July 1, 2023 with no material impact on IFC’s consolidated financial statements, with the elimination of TDR recognition and measurement on a modified retrospective basis and the new disclosures on a prospective basis in accordance with the ASU.
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction and require certain disclosures for equity securities subject to contractual sale restrictions. IFC early adopted ASU 2022-03 effective July 1, 2023, with no material impact on IFC’s consolidated financial statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires additional segment disclosures for public entities, such as the significant segment expenses that are regularly provided to the Chief Operating Decision Maker (CODM), the title and position of the CODM, as well as an explanation of how the CODM uses the reported measure of segment profit or loss. All existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses. IFC adopted ASU 2023-07 for the annual period ending on June 30, 2025. The adoption of this guidance did not have a material impact on IFC’s consolidated financial statements.
Accounting standards under evaluation
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. If by June 30, 2027, the SEC has not removed the related SEC requirement, the related ASU amendment will not become effective. IFC is currently evaluating the impact of this ASU on its consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses. The ASU requires disaggregated disclosures about specific types of expenses included in the expense captions on the income statement as well as disclosures about selling expenses. For IFC, the ASU will be effective for the annual period ending June 30, 2028 (annual statements of fiscal year 2028) and for interim periods thereafter. IFC is currently evaluating the impact of the ASU on its consolidated financial statements.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE B – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including by receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other post-retirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table:

Table B1: IFC’s receivables from (payables to) related parties
	June 30, 2025				June 30, 2024
(US$ in millions)	IBRD	IDA	MIGA	Total	IBRD	IDA	MIGA	Total
Services and Support Receivables (Payables)	$64	$—	$1	$65	$(1)	$—	$5	$4
IDA PSW – Local Currency Facility	—	70	—	70	—	94	—	94
IDA PSW – Blended Finance Facility	—	(128)	—	(128)	—	(106)	—	(106)
Borrowings	—	(114)	—	(114)	—	(170)	—	(170)
Pension and Other Post-retirement Benefits	859	—	—	859	774	—	—	774
Post-retirement Contribution Reserve Fund (PCRF)	502	—	—	502	344	—	—	344
	$1,425	$(172)	$1	$1,254	$1,117	$(182)	$5	$940
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, corporate and security services, and other services such as IT support services, and human resource shared services. IFC makes payments for these services to IBRD based on negotiated fees and chargebacks, and allocated charges. Expenses allocated to IFC for the year ended June 30, 2025 were $207 million ($172 million – year ended June 30, 2024; $168 million – year ended June 30, 2023). Other chargebacks include $9 million for the year ended June 30, 2025 ($33 million – year ended June 30, 2024; $28 million – year ended June 30, 2023). These expenses are included in Administrative expenses on the consolidated statements of operations. The associated net receivables or payables are included in the Receivables and other assets or Payables and other liabilities respectively on the consolidated balance sheets.
Fee Income from MIGA
Transactions with MIGA include marketing fees received for referral and due diligence services on jointly-developed guarantee projects. Fee income received from MIGA for the year ended June 30, 2025 was $4 million ($4 million – year ended June 30, 2024 and year ended June 30, 2023) and is included in Other Income on the consolidated statements of operations. The associated receivables are included in Receivables and other assets on the consolidated balance sheets.
IDA Private Sector Window (IDA-PSW)
The IDA-PSW was established under IDA's Eighteenth Replenishment of Resources (IDA18) to mobilize private sector investment in IDA-only member countries and IDA-eligible Fragile and Conflict-affected Situations (FCS). In IDA20, the PSW was allocated an initial envelope of $2.5 billion which was increased to $2.7 billion corresponding to the release of the PSW resources allocated in the previous replenishment cycles. This had no impact on the cumulative total PSW allocation in IDA18 through IDA20. Under IDA21, $3.2 billion has been allocated to the PSW envelope, including $500 million set aside on IFC's balance sheet.
The PSW is deployed through facilities designed to target critical challenges faced by the private sector, leveraging IFC's business platform and instruments. Under the fee arrangement for the IDA-PSW, IDA receives fee income for transactions executed under this window and reimburses IFC for the related costs incurred in administering these transactions. Under the Blended Finance Facility, IDA offers synthetic equity investments, reported in Payables and other liabilities on IFC's consolidated balance sheet, and guarantees, reported as Other assets on IFC's consolidated balance sheet, to help mitigate risks associated with IFC's Guarantee Programs in IDA-PSW eligible member countries. As of June 30, 2025 and June 30, 2024, IFC committed $1.3 billion guarantees. Under the Local Currency Facility, IDA offers currency swaps, reported in derivative assets and liabilities, and payables and other liabilities on IFC's consolidated balance sheet, to support IFC's local currency denominated loans.
Borrowings
In September 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1.2 billion with an effective interest rate of 1.84%. IFC has elected the Fair Value Option for the Note, which is included in the Borrowings from IDA at fair value on the consolidated balance sheets. IFC recognized interest expense of $3 million for the year ended June 30, 2025 ($4 million – year ended June 30, 2024, $6 million – year ended June 30, 2023).
IFC has a Local Currency Loan Facility Agreement with IBRD, which is capped at $300 million. As of June 30, 2025 and June 30, 2024, IFC had no borrowings outstanding under this facility.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE B – RELATED PARTY TRANSACTIONS (continued)
Pension and Other Post-retirement Benefits
IFC’s net share of prepaid costs for pension and other post-retirement benefit plans and PEBP assets is included in Receivables and other assets on the consolidated balance sheets. These will be realized over the lives of the plan participants.
Post-Retirement Contribution Reserve Fund (PCRF)
The PCRF was established to stabilize contributions made to the pension plans. IFC's share of investments associated with the PCRF is reported in the Receivables and other assets on the consolidated balance sheets. In June 2024, IFC's Board approved the release of $190 million from the PCRF, which was returned by IBRD to the IFC. IFC recognized income of $25 million for the year ended June 30, 2025 ($30 million – year ended June 30, 2024, $15 million – year ended June 30, 2023). IFC contributed $133 million to the PCRF during the year ended June 30, 2025 ($119 million – year ended June 30, 2024, $111 million – year ended June 30, 2023).
IFC-managed AMC Funds
IFC Equity Mobilization Department (formerly IFC Assets Management Company, or AMC), invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. As of June 30, 2025, AMC managed multiple funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP) / Manager of these funds, none of which require consolidation by IFC. A management fee is charged for the management services provided to the AMC funds. IFC’s commitment ownership interests in these AMC Funds are shown in the following table:

Table B2: IFC’s commitment ownership interests in AMC Funds
AMC Funds	IFC’s commitment ownership interest %
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
IFC Emerging Asia Fund, LP	22%
IFC GEMFOF 2 SMA, LP	—%
IFC Emerging Markets Sustainability Fund of Funds, LP	—%
TfL IFC Growth and Sustainability, LP	—%
_________
a By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b The commitment ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which comprises IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have a commitment ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c The commitment ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which comprises IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have a commitment ownership interest in the IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP.
As of June 30, 2025, IFC's investments as a limited partner in funds managed by AMC was $434 million ($483 million – June 30, 2024). These investments are included in Equity investments on the consolidated balance sheets. $29 million of management fee income was recognized for the year ended June 30, 2025 ($22 million and $23 million – years ended June 30, 2024 and June 30, 2023, respectively), which is included in other income on the consolidated statements of operations.
The IFC Emerging Markets Sustainability Fund of Funds, LP (EMSF FoF) participates in IFC’s investment in private equity funds, secondaries, and co-investments in emerging markets. As of June 30, 2025, EMSF FoF's investment was fair valued at $15 million. The related liability to EMSF FoF for its share of investment was reported in IFC's Payables and other Liabilities and the related receivable from EMSF FoF was reported in Receivables and other assets on IFC's consolidated balance sheet.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE C – LIQUID ASSET PORTFOLIO
Composition of Liquid Asset Portfolio
The composition of IFC’s net liquid asset portfolio included in the consolidated balance sheets is as follows:

Table C1: Composition of net liquid asset portfolio
(US$ in millions)	June 30, 2025	June 30, 2024
Assets
Cash and due from banks [a]	$42	$19
Time deposits [b]	14,263	9,752
Trading securities	33,711	28,555
Securities purchased under resale agreements and receivable for cash collateral pledged	2,213	1,226
Derivative assets	89	365
Receivables and other assets:
Receivables from unsettled security trades	711	557
Accrued interest income on time deposits and securities	301	261
Accrued income on derivative instruments	234	157
Total assets	51,564	40,892
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received [c]	4,893	1,541
Derivative liabilities	885	78
Payables and other liabilities:
Payables for purchase of securities	780	1,415
Accrued charges on derivative instruments	222	124
Total liabilities	6,780	3,158
Total net liquid asset portfolio	$44,784	$37,734
_________
a Represents cash and due from banks from the liquid asset portfolio and does not include cash and due from banks from other cash accounts of $1,190 million and $762 million as of June 30, 2025 and June 30, 2024 respectively.

b Includes time deposits with maturities greater than three months of $3,496 million and $751 million, as of June 30, 2025 and June 30, 2024, respectively.
c The weighted average interest rate on IFC's securities sold under repurchase agreements was 4.8% and 5.4% as of June 30, 2025 and June 30, 2024, respectively.
The liquid asset portfolio is primarily denominated in U.S. dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-U.S. dollar securities into U.S. dollar securities, represent 0.9% of the portfolio as of June 30, 2025 (1.9% – June 30, 2024).
Income from liquid asset trading activities
Income from liquid asset trading activities, before allocated borrowing costs, for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 comprises:

Table C2: Income from liquid asset trading activities
	For the year ended June 30,
(US$ in millions)	2025	2024	2023
Interest income	$1,670	$1,753	$1,364
Net gains on asset-backed and mortgage-backed securities	10	25	21
Net gains on other trading securities	618	613	79
Net gains on trading activities (realized and unrealized)	628	638	100
Total income from liquid asset trading activities	$2,298	$2,391	$1,464
The annualized rate of return on the liquid asset trading portfolio, calculated as total income from the liquid asset trading activities divided by average daily balance (fair value) of total trading securities, during the year ended June 30, 2025, was 6.7% (8.0% – year ended June 30, 2024; 4.5% – year ended June 30, 2023). After factoring in the impact of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE C – LIQUID ASSET PORTFOLIO (continued)
IFC’s Trading securities comprises of the following:

Table C3: Trading securities composition
	As of June 30, 2025			As of June 30, 2024
(US$ in millions)	Average daily balance (fair value)	Fair value	Weighted average remaining maturity (years)	Average daily balance (fair value)	Fair value	Weighted average remaining maturity (years)
Government, agency and government-sponsored agency obligations	$22,939	$23,271	1.9	$21,025	$21,068	1.9
Asset-backed securities	6,875	5,468	12.6	6,258	5,058	17.9
Corporate securities	4,698	4,972	1.0	2,423	2,429	1.7
Total trading securities	$34,512	$33,711	3.5	$29,706	$28,555	4.7
The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE D – INVESTMENTS
The carrying value of investments as of June 30, 2025 and June 30, 2024 comprises:

Table D1: Carrying value of investments
(US$ in millions)	June 30, 2025	June 30, 2024
Loans
Loans at amortized cost	$41,555	$35,729
Less: Reserve against losses on loans	(1,273)	(1,081)
Loans at amortized cost less reserve against losses	40,282	34,648
Loans accounted for at fair value under the Fair Value Option
(amortized cost $1,985 as of June 30, 2025, $1,851 as of June 30, 2024)	1,947	1,789
Total loans	42,229	36,437
Equity investments
Equity investments accounted for at fair value [a]
(cost $11,419 as of June 30, 2025, $10,887 as of June 30, 2024)	11,777	11,121
Total equity investments	11,777	11,121
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $609 as of June 30, 2025, $962 as of June 30, 2024)	560	845
Less: Reserve against losses on available-for sale debt securities	(16)	(34)
Debt securities, available-for-sale less reserve against losses	544	811
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $12,856 as of June 30, 2025, $10,380 as of June 30, 2024)	12,970	10,378
Total debt securities	13,514	11,189
Total carrying value of investments	$67,520	$58,747
_________
a Includes $5 million and $3 million, respectively, as of June 30, 2025 and June 30, 2024 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE D – INVESTMENTS (continued)
The distribution of the investment portfolio by geographical region and by industry sector and a reconciliation of total disbursed portfolio to carrying value of investments is as follows:

Table D2: Reconciliation of total disbursed portfolio to carrying value
(US$ in millions)	June 30, 2025				June 30, 2024
Sector/Region	Loans	Equity investments	Debt securities	Total	Loans		Equity investments		Debt securities		Total
Africa
Manufacturing, agribusiness and services	$3,683	$766	$263	$4,712	$2,313		$733		$178		$3,224
Financial markets	3,700	387	857	4,944	3,858		311		550		4,719
Infrastructure and natural resources	2,592	682	348	3,622	2,252		621		306		3,179
Disruptive technologies and funds	5	1,077	61	1,143	5		936		17		958
Total Africa	9,980	2,912	1,529	14,421	8,428		2,601		1,051		12,080
Asia and Pacific
Manufacturing, agribusiness and services	3,803	1,088	1,521	6,412	2,997		1,101		1,455		5,553
Financial markets	6,606	795	2,516	9,917	5,547		762		2,476		8,785
Infrastructure and natural resources	1,527	343	1,273	3,143	1,648		208		1,047		2,903
Disruptive technologies and funds	8	1,697	26	1,731	6		1,627		27		1,660
Total Asia and Pacific	11,944	3,923	5,336	21,203	10,198		3,698		5,005		18,901
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	5,560	256	378	6,194	4,938		285		226		5,449
Financial markets	5,760	557	3,653	9,970	5,203		467		3,181		8,851
Infrastructure and natural resources	2,932	643	714	4,289	2,411		588		472		3,471
Disruptive technologies and funds	28	1,056	42	1,126	26		929		31		986
Total Latin America and the Caribbean, and Europe	14,280	2,512	4,787	21,579	12,578		2,269		3,910		18,757
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	2,023	149	313	2,485	1,875		283		99		2,257
Financial markets	1,531	427	843	2,801	1,392		537		776		2,705
Infrastructure and natural resources	1,414	138	—	1,552	1,374		134		—		1,508
Disruptive technologies and funds	5	211	—	216	—		219		—		219
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	4,973	925	1,156	7,054	4,641		1,173		875		6,689
Other
Manufacturing, agribusiness and services	573	26	266	865	497		26		18		541
Financial markets	1,395	523	340	2,258	1,201		514		354		2,069
Infrastructure and natural resources	549	17	—	566	183		31		—		214
Disruptive technologies and funds	—	603	—	603	—		598		8		606
Total Other	2,517	1,169	606	4,292	1,881		1,169		380		3,430
Total disbursed investment portfolio	$43,694	$11,441	$13,414	$68,549	$37,726		$10,910		$11,221		$59,857
Reserve against losses on loans and debt securities	(1,273)	—	(16)	(1,289)	(1,081)		—		(34)		(1,115)
Unamortized deferred loan origination fees, net and other	(155)	—	—	(155)	(146)		—		—		(146)
Disbursed amounts allocated to equity related options reported separately in derivative assets	—	(18)	—	(18)	—		(19)		—		(19)
Unrealized (losses) on equity investments held by consolidated VIEs	—	(4)	—	(4)	—		(4)		—		(4)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	—	1	1	—		—		4		4
Unrealized (losses) gains on investments accounted for under the Fair Value Option	(37)	358	115	436	(62)		234		(2)		170
Carrying value of investments	$42,229	$11,777	$13,514	$67,520	$36,437	0	$11,121	0	$11,189	0	$58,747
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 comprise the following:

Table E1: Income from loans and guarantees
	For the year ended June 30,
(US$ in millions)	2025	2024	2023
Interest income	$3,071	$3,080	$2,131
Commitment fees	52	44	56
Guarantee fees	135	119	92
Recovery asset income, net	112	4	—
Other financial fees	11	4	3
Realized (losses) gains on loans, guarantees and associated derivatives, net [a]	(8)	(47)	8
Income from loans and guarantees, including realized gains (losses) on loans and associated derivatives	$3,373	$3,204	$2,290
___________
a Includes realized gains and losses on loans under the Fair Value Option, $0 for the years ended June 30, 2025 and June 30, 2024; $8 million realized losses for the year ended June 30, 2023.
The currency composition and weighted average contractual rate of the disbursed loan portfolio are summarized below:

Table E2: Currency composition and weighted average contractual rate of the disbursed loan portfolio
	As of and for the year ended
	June 30, 2025		June 30, 2024
(US$ in millions, except for rates)	Amount	Weighted average contractual rate (%)	Amount	Weighted average contractual rate (%)
U.S. dollar	$27,771	6.7%	$25,222	7.8%
Euro	7,790	4.2	5,638	5.9
Chinese renminbi	1,760	3.5	1,513	4.3
Brazilian real	1,749	16.3	1,325	12.3
Colombian peso	817	11.6	815	12.7
Other currencies	3,807	8.5	3,213	9.6
Total disbursed loan portfolio	$43,694	6.7%	$37,726	7.8%
After the effect of interest rate and currency swaps, IFC’s loans are principally denominated in variable rate U.S. dollars. IFC’s disbursed variable rate loans generally reprice within one year.
As of June 30, 2025, loans in all currencies repayable during the years ending June 30, 2026 through June 30, 2030 and thereafter, are as follows:

Table E3: Loans maturity and interest rate structure
(US$ in millions)	2026	2027	2028	2029	2030	Thereafter	Total
Fixed rate loans	$2,422	$1,330	$1,207	$1,340	$796	$1,746	$8,841
Variable rate loans	5,596	6,384	5,973	5,802	4,047	7,051	34,853
Total disbursed loan portfolio	$8,018	$7,714	$7,180	$7,142	$4,843	$8,797	$43,694
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
As of June 30, 2024, loans repayable during the years ending June 30, 2025 through June 30, 2029 and thereafter, are as follows:

Table E3.1
(US$ in millions)	2025	2026	2027	2028	2029	Thereafter	Total
Fixed rate loans	$2,457	$1,724	$1,034	$766	$857	$1,114	$7,952
Variable rate loans	6,373	4,147	5,206	4,077	3,712	6,259	29,774
Total disbursed loan portfolio	$8,830	$5,871	$6,240	$4,843	$4,569	$7,373	$37,726
As of June 30, 2025, 20% of the disbursed loan portfolio are fixed rate loans (21% – June 30, 2024), while the remainder are at variable rates. As of June 30, 2025, the disbursed loan portfolio includes $70 million of loans serving as collateral under secured borrowing arrangements ($62 million – June 30, 2024).
Reserve against losses on loans and provision for losses on loans
The reserve against losses as of June 30, 2025 reflected credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of uncertainty and judgment. As of June 30, 2025, no Qualitative Overlay was applied ($25 million – June 30, 2024).
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 as well as the related loans at amortized cost evaluated for impairment individually (individual reserve) and on a pool basis (portfolio reserve) are summarized below:

Table E4: Changes in the reserve against losses on loans disbursed and loans committed but not disbursed
	For the year ended June 30, 2025
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$280	$801	$1,081	$—	$188	$188
Provision (release of provision) for losses	17	74	91	2	(85)	(83)
Write-offs	(40)	—	(40)	—	—	—
Recoveries of previously written-off loans	40	—	40	—	—	—
Foreign currency transaction adjustments	6	17	23	—	3	3
Other adjustments [a]	17	61	78	—	28	28
Ending balance	$320	$953	$1,273	$2	$134	$136
Total disbursed loans at June 30, 2025	$1,465	$40,245	$41,710
Loans committed but not disbursed at June 30, 2025				$35	$7,854	$7,889
Unamortized deferred loan origination fees, net and other			(155)
Loans at amortized cost			$41,555
___________
a Other adjustments include items such as a reserve against interest capitalized and a one-time cumulative adjustment due to the separate accounting of freestanding credit enhancements as recovery assets, which includes adjustments to individual and portfolio reserve for loans disbursed amounting to $1 million and $62 million, respectively, and $29 million to portfolio reserve for loans committed but not disbursed.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Table E4.1:
	For the year ended June 30, 2024
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$366	$843	$1,209	$1	$169	$170
Provision (release of provision) for losses	5	(26)	(21)	(1)	20	19
Write-offs	(95)	—	(95)	—	—	—
Recoveries of previously written-off loans	4	—	4	—	—	—
Foreign currency transaction adjustments	(1)	(10)	(11)	—	(1)	(1)
Other adjustments [a]	1	(6)	(5)	—	—	—
Ending balance	$280	$801	$1,081	$—	$188	$188
Total disbursed loans at Jun 30, 2024	$1,106	$34,769	$35,875
Loans committed but not disbursed at June 30, 2024				$49	$8,678	$8,727
Unamortized deferred loan origination fees, net and other			$(146)
Loans at amortized cost			$35,729
___________
a Other adjustments comprise reserve against interest capitalized

Table E4.2:
	For the year ended June 30, 2023
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$461	$748	$1,209	$1	$171	$172
(Release of provision) provision for losses	(76)	91	15	—	(3)	(3)
Write-offs	(37)	—	(37)	—	—	—
Recoveries of previously written-off loans	18	—	18	—	—	—
Foreign currency transaction adjustments	(1)	6	5	—	1	1
Other adjustments [a]	1	(2)	(1)	—	—	—
Ending balance	$366	$843	$1,209	$1	$169	$170
Total disbursed loans at June 30, 2023	$1,212	$30,032	$31,244
Loans committed but not disbursed at June 30, 2023				$46	$6,796	$6,842
Unamortized deferred loan origination fees, net and other			$(127)
Loans at amortized cost			$31,117
___________
a Other adjustments comprise reserve against interest capitalized.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
Reserve for losses and provision for losses on off-balance sheet guarantee exposures and other receivables
Changes in the reserve against losses on off-balance sheet guarantee exposures for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 are summarized below:

Table E5: Changes in the reserve against losses on off-balance sheet guarantee exposures and other receivables
	For the year ended June 30,
	2025		2024		2023
(US$ in millions)	Outstanding Guarantees [a]	Issued Guarantees [a]	Outstanding Guarantees [a]	Issued Guarantees [a]	Outstanding Guarantees [a]	Issued Guarantees [a]
Beginning balance	$19	$17	$15	$13	$11	$7
Provision for losses on off-balance sheet credit exposure	8	39	6	5	4	7
Foreign currency transaction adjustments	1	1	(2)	(1)	—	(1)
Other adjustments [b]	7	5	—	—	—	—
Ending balance	$35	$62	$19	$17	$15	$13
___________
a Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.

b. Other adjustments for the year ended June 30, 2025 include a one time cumulative adjustment due to the separate accounting of freestanding credit enhancements as recovery assets of $6 million for outstanding guarantees and $5 million for issued guarantees.

Reserve against losses on other receivables at June 30, 2025 was $1 million and there were no such reserves at June 30, 2024. The outstanding balance of other receivables was $14 million and $10 million as of June 30, 2025 and June 30, 2024, respectively.
Accrued interest
The accrued interest balances were $686 million and $658 million, as of June 30, 2025 and June 30, 2024 respectively, and are reported within receivables and other assets on the consolidated balance sheets.
Accrued interest is written off by reversing interest income during the year the financial asset is moved from an accrual to a nonaccrual status. The amount of accrued interest receivables written off by reversing interest income is $7 million and $9 million for the years ended June 30, 2025 and June 30, 2024, respectively.
Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes.
Nonaccruing loans
Loans on which the accrual of interest has been discontinued amounted to $729 million as of June 30, 2025 ($845 million – June 30, 2024). The interest income on such loans for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 is summarized as follows:

Table E6: Interest income on Nonaccruing loans
	For the year ended June 30,
(US$ in millions)	2025	2024	2023
Interest income not recognized on nonaccruing loans	$201	$103	$139
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	36	44	78
There were no loans in nonaccrual status without an individual reserve against losses as of June 30, 2025 and June 30, 2024.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
The amortized cost of nonaccruing loans as of June 30, 2025 and June 30, 2024 is summarized by geographic region and industry sector as follows:

Table E7: Nonaccruing loans
	June 30, 2025
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Africa	$158	$1	$197	$14	$370
Asia and Pacific	51	4	75	1	131
Latin America and the Caribbean, and Europe	152	41	44	6	243
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	90	8	29	—	127
Total disbursed loans [b]	$451	$54	$345	$21	$871

Table E7.1:
	June 30, 2024
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Africa	$128	$—	$159	$9	$296
Asia and Pacific	50	5	6	1	62
Latin America and the Caribbean, and Europe	186	15	114	6	321
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	87	39	93	—	219
Total disbursed loans [b]	$451	$59	$372	$16	$898
_________
a Includes all components of amortized cost except unamortized fees. The related unamortized fees are considered insignificant.
b Includes $142 million reported as debt securities and $97 million reported as loans under Fair Value Option on the Balance Sheets as of June 30, 2025 ($53 million Debt securities and $126 million Fair Value Option loans – June 30, 2024).

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
Past due loans
IFC considers a loan past due when payments have not been made according to its contractual terms. An aging analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows:

Table E8: Aging analysis
	June 30, 2025
(US$ in millions)	Current	1-30 Days past due	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total loans
Africa
Manufacturing, agribusiness and services	$3,329	$127	$1	$1	$106	$3,564
Financial markets	3,254	184	—	—	—	3,438
Infrastructure and natural resources	2,030	147	75	—	92	2,344
Disruptive technologies and funds	—	—	—	—	4	4
Total Africa	8,613	458	76	1	202	9,350
Asia and Pacific
Manufacturing, agribusiness and services	3,712	23	—	—	23	3,758
Financial markets	6,458	15	—	—	—	6,473
Infrastructure and natural resources	1,456	—	30	—	—	1,486
Disruptive technologies and funds	1	—	—	—	—	1
Total Asia and Pacific	11,627	38	30	—	23	11,718
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	5,337	25	47	10	129	5,548
Financial markets	4,932	129	—	—	2	5,063
Infrastructure and natural resources	2,760	—	—	—	19	2,779
Disruptive technologies and funds	17	—	—	—	—	17
Total Latin America and the Caribbean, and Europe	13,046	154	47	10	150	13,407
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	1,887	115	—	—	12	2,014
Financial markets	1,344	67	—	—	2	1,413
Infrastructure and natural resources	1,213	50	—	—	30	1,293
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	4,444	232	—	—	44	4,720
Other
Manufacturing, agribusiness and services	571	—	—	—	—	571
Financial markets	1,395	—	—	—	—	1,395
Infrastructure and natural resources	549	—	—	—	—	549
Total Other	2,515	—	—	—	—	2,515
Total disbursed loans	$40,245	$882	$153	$11	$419	$41,710
Unamortized deferred loan origination fees, net and other						(155)
Loans at amortized cost						$41,555

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Table E8.1:
	June 30, 2024
(US$ in millions)	Current	1-30 Days past due	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total loans
Africa
Manufacturing, agribusiness and services	$1,870	$278	$—	$—	$49	$2,197
Financial markets	3,214	365	—	—	—	3,579
Infrastructure and natural resources	1,821	82	—	—	91	1,994
Disruptive technologies and funds	—	—	—	—	4	4
Total Africa	6,905	725	—	—	144	7,774
Asia and Pacific
Manufacturing, agribusiness and services	2,801	121	—	—	20	2,942
Financial markets	5,395	1	—	—	4	5,400
Infrastructure and natural resources	1,525	18	48	—	—	1,591
Total Asia and Pacific	9,721	140	48	—	24	9,933
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	4,823	12	—	25	79	4,939
Financial markets	4,567	64	—	—	8	4,639
Infrastructure and natural resources	2,252	14	15	—	21	2,302
Disruptive technologies and funds	17	—	—	—	—	17
Total Latin America and the Caribbean, and Europe	11,659	90	15	25	108	11,897
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	1,768	87	—	—	11	1,866
Financial markets	1,010	236	—	—	20	1,266
Infrastructure and natural resources	1,074	161	—	—	30	1,265
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	3,852	484	—	—	61	4,397
Other
Manufacturing, agribusiness and services	488	2	—	—	—	490
Financial markets	1,201	—	—	—	—	1,201
Infrastructure and natural resources	183	—	—	—	—	183
Total Other	1,872	2	—	—	—	1,874
Total disbursed loans	$34,009	$1,441	$63	$25	$337	$35,875
Unamortized deferred loan origination fees, net and other						(146)
Loans at amortized cost						$35,729
Certain loans that are 90 days or more past due continue to accrue interest as management anticipates the collection of interest will occur in the near future. There were no such loans as of June 30, 2025 ($2 million – June 30, 2024).

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Table E9:
Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong	An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.
CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2".
CR-4	BBB		An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.
CR-5	BBB-		An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB		An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-8	BB-		An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-9	B+	Weak	An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-10	B		An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-11	B-		An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.
CR-12	CCC+	Very Weak/ Special Attention	An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.
CR-13	CCC	Very Weak/Substandard	An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.
CR-14	CCC-	Extremely Weak/Doubtful	An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.
CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s definition of default.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
The following table presents the loans disbursed by credit quality indicator based on risk rating and origination year as of June 30, 2025 and June 30, 2024 and gross write-offs for the years ended June 30, 2025 and June 30, 2024. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date:

Table E10: Loans at amortized cost by credit quality indicator based on risk rating and origination year and gross write-offs
(US$ in millions)	June 30, 2025
	Loans at Amortized cost basis by Risk class										Gross write-offs
Originated during the year ended June 30,	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
2025	$—	$391	$3,042	$3,721	$1,866	$221	$113	$—	$—	$9,354	$—
2024	—	332	4,196	4,481	1,740	118	17	23	3	10,910	—
2023	—	26	2,040	2,773	2,207	126	207	128	9	7,516	—
2022	—	220	1,048	1,357	785	39	16	194	142	3,801	—
2021	—	—	741	1,467	513	74	9	2	8	2,814	—
Prior	85	147	1,108	1,677	1,179	503	236	233	334	5,502	35
Total	$85	$1,116	$12,175	$15,476	$8,290	$1,081	$598	$580	$496	$39,897	$35
Revolving loans	—	—	—	1,686	72	—	—	—	4	1,762	5
Revolving Contracts Converted to Term Contracts	—	—	17	—	34	—	—	—	—	51	—
Total disbursed loans	$85	$1,116	$12,192	$17,162	$8,396	$1,081	$598	$580	$500	$41,710	$40
Unamortized deferred loan origination fees, net and other										(155)
Loans at amortized cost										$41,555

Table E10.1:
	June 30, 2024
(US$ in millions)	Loans at Amortized cost basis by Risk class										Gross write-offs
Originated during the year ended June 30,	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
2024	$—	$119	$3,519	$2,785	$1,409	$147	$20	$22	$9	$8,030	$—
2023	—	460	2,161	3,306	2,127	110	6	123	—	8,293	—
2022	—	356	1,423	2,049	1,270	225	—	31	98	5,452	36
2021	—	—	1,286	1,878	944	8	13	—	8	4,137	—
2020	69	—	911	897	393	209	77	161	9	2,726	1
Prior	66	158	1,146	1,018	2,351	388	189	97	449	5,862	58
Total	$135	$1,093	$10,446	$11,933	$8,494	$1,087	$305	$434	$573	$34,500	$95
Revolving Loans	—	—	—	1,222	55	30	—	—	12	1,319	—
Revolving contracts converted to Term contracts	—	—	22	—	34	—	—	—	—	56	—
Total disbursed loans	$135	$1,093	$10,468	$13,155	$8,583	$1,117	$305	$434	$585	$35,875	$95
Unamortized deferred loan origination fees, net and other										(146)
Loans at amortized cost										$35,729
Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region, and industry sector, as of June 30, 2025 and June 30, 2024 :
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Table E11: Loans at amortized cost by credit quality indicator by geographic region
June 30, 2025
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$162	$898	$3,542	$3,428	$675	$185	$279	$181	$9,350
Asia and Pacific	—	676	4,851	3,991	2,127	9	4	6	54	11,718
Latin America and the Caribbean, and Europe	—	156	4,956	6,024	1,383	175	367	202	144	13,407
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	18	331	2,436	1,457	222	42	93	121	4,720
Other	85	104	1,156	1,169	1	—	—	—	—	2,515
Total disbursed loans	$85	$1,116	$12,192	$17,162	$8,396	$1,081	$598	$580	$500	$41,710
Unamortized deferred loan origination fees, net and other										(155)
Loans at amortized cost										$41,555

Table E11.1:
June 30, 2024
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$7	$638	$2,470	$3,564	$534	$181	$219	$161	$7,774
Asia and Pacific	69	520	4,229	2,844	2,163	62	0	3	43	9,933
Latin America and the Caribbean, and Europe	—	55	5,031	4,757	1,318	264	85	207	180	11,897
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	19	225	2,113	1,538	257	39	5	201	4,397
Other	66	492	345	971	—	—	—	—	—	1,874
Total disbursed loans	$135	$1,093	$10,468	$13,155	$8,583	$1,117	$305	$434	$585	$35,875
Unamortized deferred loan origination fees, net and other										(146)
Loans at amortized cost										$35,729
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Table E12: Loans at amortized cost by credit quality indicator by Industry sector
June 30, 2025
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$85	$622	$4,691	$6,427	$2,472	$315	$352	$186	$305	$15,455
Financial markets	—	451	5,245	7,875	4,027	130	23	24	7	17,782
Infrastructure and natural resources	—	43	2,256	2,860	1,896	636	206	370	184	8,451
Disruptive technologies and funds	—	—	—	—	1	—	17	—	4	22
Total disbursed loans	$85	$1,116	$12,192	$17,162	$8,396	$1,081	$598	$580	$500	$41,710
Unamortized deferred loan origination fees, net and other										(155)
Loans at amortized cost										$41,555

Table E12.1:
June 30, 2024
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$135	$301	$3,973	$5,467	$1,725	$370	$64	$88	$311	$12,434
Financial markets	—	737	4,800	6,205	4,146	92	39	25	41	16,085
Infrastructure and natural resources	—	55	1,695	1,483	2,712	655	185	321	229	7,335
Disruptive technologies and funds	—	—	—	—	—	—	17	—	4	21
Total disbursed loans	$135	$1,093	$10,468	$13,155	$8,583	$1,117	$305	$434	$585	$35,875
Unamortized deferred loan origination fees, net and other										(146)
Loans at amortized cost										$35,729

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
Modifications to Borrowers Experiencing Financial Difficulties
IFC adopted ASU 2022-02 Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures effective July 1, 2023. All related disclosures for the years ended June 30, 2025 and June 30, 2024 are provided on a prospective basis in accordance with the ASU. The following disclosures do not include loan modifications and the effects related to suspension and standstill agreements where principal and interest payments are temporarily suspended. During the year ended June 30, 2025, the amortized cost of these loans amounted to $9 million ($71 million – year ended June 30, 2024).
Loans are modified through changes in interest rates, repayment schedules, and maturity date, in addition to reductions of loan principal and waiver of accrued interest. For loans at amortized cost, the following tables present information related to modifications for borrowers experiencing financial difficulties, per major modification types (including interest rate reduction, other-than-insignificant payment delay, principal forgiveness, and term extension or a combination of these modifications), by geographic region and industry sector during the years ended June 30, 2025 and June 30, 2024.

Table E13: Modifications to borrowers experiencing financial difficulties
	For the year ended June 30, 2025
(US$ in millions)	Interest Rate Reduction, Term Extension and Payment Delay	Payment Delay	Term Extension	Term Extension and Payment Delay	Total Loan Modification [a]	% of total loans	Total loans by region and industry
Africa
Manufacturing, agribusiness and services	$—	$—	$15	$12	$27	0.8%	$3,564
Infrastructure and natural resources	—	9	—	—	9	0.4	2,344
Total Africa	—	9	15	12	36	0.4	9,350
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	17	11	—	—	28	0.5	5,548
Infrastructure and natural resources	—	77	—	—	77	2.8	2,779
Total Latin America and the Caribbean, and Europe	17	88	—	—	105	0.8	13,407
Total	$17	$97	$15	$12	$141	0.3%	$41,710
___________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Table E13.1:
	For the year ended June 30, 2024
(US$ in millions)	Interest Rate Reduction, Term Extension and Payment Delay	Payment Delay	Term Extension and Payment Delay	Total Loan Modifications [a]	% of total loans	Total loans by region and industry
Africa
Manufacturing, agribusiness and services	$3	$1	$13	$17	0.8%	$2,197
Infrastructure and natural resources	—	—	29	29	1.5	1,994
Total Africa	3	1	42	46	0.6	7,774
Asia and Pacific
Manufacturing, agribusiness and services	—	11	—	11	0.4	2,942
Infrastructure and natural resources	—	—	6	6	0.4	1,591
Total Asia and Pacific	—	11	6	17	0.2	9,933
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	73	24	—	97	2.0	4,939
Financial markets	—	—	4	4	0.1	4,639
Infrastructure and natural resources	15	72	6	93	4.0	2,302
Total Latin America and the Caribbean, and Europe	88	96	10	194	1.6	11,897
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	25	60	85	6.7	1,265
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	25	60	85	1.9	4,397
Total	$91	$133	$118	$342	1.0%	$35,875
___________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
The following tables summarize the financial effect of loan modifications for borrowers experiencing financial difficulties by geographic region and industry sector for the years ended June 30, 2025 and June 30, 2024.

Table E14: Financial effect of loan modifications to borrowers experiencing financial difficulties
	For the Year ended June 30, 2025
	Interest Rate Reduction	Term Extension	Principal Forgive-ness	Other than Insignificant Payment Delay
(US$ in millions)	Weighted Average Interest Rate Reduction %	Weighted Average Months Extended	Sum of Principal Forgiven	Amount Delayed	Weighted Average Months Delayed
Africa
Manufacturing, agribusiness and services	—%	26	$2	$4	15
Infrastructure and natural resources	—	—	—	1	180
Asia and Pacific
Manufacturing, agribusiness and services	—	—	2	—	—
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	4.5	70	—	27	51
Financial markets	—	—	13	—	—
Infrastructure and natural resources	—	—	—	1	150
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Financial markets	—	—	105	—	—
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Table E14.1:
	For the Year ended June 30, 2024
	Interest Rate Reduction	Term Extension	Principal Forgive-ness	Other than Insignificant Payment Delay
(US$ in millions)	Weighted Average Interest Rate Reduction %	Weighted Average Months Extended	Principal Forgiven	Amount Delayed	Weighted Average Months Delayed
Africa
Manufacturing, agribusiness and services	1.7%	64	$5	$39	44
Infrastructure and natural resources	—	42	3	8	12
Asia and Pacific
Manufacturing, agribusiness and services	—	—	—	8	6
Infrastructure and natural resources	—	36	—	33	36
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	8.4	91	—	106	26
Financial markets	—	12	—	4	12
Infrastructure and natural resources	2.4	152	15	16	177
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	36	—	67	34
For loans at amortized cost, the following tables present an aging analysis of loan modifications made to borrowers experiencing financial difficulties during the twelve months preceding June 30, 2025 and June 30, 2024 presented by geographic region and industry sector.

Table E15: Aging analysis of loan modifications to borrowers experiencing financial difficulty
	June 30, 2025
(US$ in millions)	Current	Total Loans [a]
Africa
Manufacturing, agribusiness and services	$27	$27
Infrastructure and natural resources	9	9
Total Africa	36	36
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	28	28
Infrastructure and natural resources	77	77
Total Latin America and the Caribbean, and Europe	105	105
Total	$141	$141
___________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Table E15.1:
	June 30, 2024
(US$ in millions)	Current	Up to 30 days past due	Greater than 90 days past due	Total Loans [a]
Africa
Manufacturing, agribusiness and services	$11	$3	$3	$17
Infrastructure and natural resources	29	—	—	29
Total Africa	40	3	3	46
Asia and Pacific
Manufacturing, agribusiness and services	—	11	—	11
Infrastructure and natural resources	6	—	—	6
Total Asia and Pacific	6	11	—	17
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	73	—	24	97
Financial markets	4	—	—	4
Infrastructure and natural resources	93	—	—	93
Total Latin America and the Caribbean, and Europe	170	—	24	194
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	61	—	24	85
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	61	—	24	85
Total	$277	$14	$51	$342
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
The following tables present loans that had a payment default during the years ended June 30, 2025 and June 30, 2024 after they had been modified for borrowers experiencing financial difficulties within the twelve months preceding the payment default date, by geographic region and industry sector. Payment default is defined as loans that are 60 or more days past due as of June 30, 2025 and June 30, 2024.
Table E16: Loan modifications to borrowers experiencing financial difficulties that had payment default

	For the year ended June 30, 2025
(US$ in millions)	Payment Delay	Total Loan Modifications [a]
Asia and Pacific
Manufacturing, agribusiness and services	11	11
Total	$11	$11
___________
a Includes all components of amortized cost except unamortized fees which are considered insignificant

Table E16.1:
	For the year ended June 30, 2024
(US$ in millions)	Interest Rate Reduction, Term Extension and Payment Delay		Payment Delay	Total Loan Modifications [a]
Africa
Manufacturing, agribusiness and services	$3		$—	$3
Total Africa	3	—	—	3
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	—		24	24
Total Latin America and the Caribbean, and Europe	—	—	24	24
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—		25	25
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	25	25
Total	$3		$49	$52
___________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
Troubled Debt Restructurings Disclosures Prior to the Adoption of ASU 2022-02
The following table presents information related to loan modifications, including past due amounts capitalized and written off, during the years ended June 30, 2023 that are considered Troubled Debt Restructurings (TDRs), prior to the adoption of ASU 2022-02, as defined by the previous accounting guidance in effect at that time:

Table E17: Troubled debt restructurings
	For the year ended June 30, 2023
(US$ in millions)	Number of TDRs	Amount
Loans modified as TDRs	20	$568

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)
Loans at amortized cost modifications considered TDRs during the years ended June 30, 2023 are summarized by geographic region and industry sector as follows:

Table E18: Troubled debt restructurings by geographic region
	For the year ended June 30, 2023
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total Loan modifications considered TDRs [a]
Geographic Region
Africa	$151	$—	$—	$151
Asia and Pacific	70	9	14	93
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	160	160
Latin America and the Caribbean, and Europe	—	5	159	164
Total	$221	$14	$333	$568
___________
a Includes all components of amortized cost except unamortized fees which are considered insignificant
Following is a summary of loans that defaulted during the years ended June 30, 2023 that had been modified in a troubled debt restructuring within twelve months prior to the date of default:

Table E19: Troubled debt restructurings that had payment default
For the year ended June 30,
(US$ in millions, except for number of loans)	2023
Loan amount	$137
Number of Loans	12
Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulties and repayment is expected to be provided substantially through the operation or sale of the collateral. The following tables summarize the amortized cost of collateral dependent loansa by collateral type, geographic region and industry sector as of June 30, 2025 and June 30, 2024:

Table E20: Collateral dependent loans[a] by Geographic region
	June 30, 2025			June 30, 2024
(US$ in millions)	Property, Land and Equipment	Others	Total	Property, Land and Equipment	Others	Total
Geographic Region
Africa	$5	$—	$5	$1	—	$1
Asia and Pacific	—	—	—	11	—	11
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	10	15	25	—	—	—
Latin America and the Caribbean, and Europe	16	—	16	7	5	12
Total	$31	$15	$46	$19	$5	$24
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE E – LOANS AND GUARANTEES (continued)

Table E21: Collateral dependent loans[a] by Industry region
	June 30, 2025			June 30, 2024
(US$ in millions)	Property, Land and Equipment	Others	Total	Property, Land and Equipment	Others	Total
Industry Sector
Manufacturing, agribusiness and services	$21	$—	$21	$15	—	$15
Financial markets	—	—	—	—	5	5
Infrastructure and natural resources	10	15	25	4	—	4
Total	$31	$15	$46	$19	$5	$24
___________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed as of June 30, 2025 totaled $8.7 billion ($6.3 billion – June 30, 2024). Guarantees of $6.6 billion were outstanding (i.e., not called) as of June 30, 2025 ($4.8 billion – June 30, 2024). These amounts represent the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees and are not included in IFC’s consolidated balance sheets.
NOTE F – DEBT SECURITIES
Income from debt securities, including net realized gains (losses) on debt securities and associated derivatives for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 comprises the following:

Table F1: Income from Debt Securities
	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	June 30, 2023
Interest income	$834	$790	$442
Dividends	1	1	1
Net realized (losses) gains on debt securities and associated derivatives [a]	(16)	20	75
Total income from debt securities, including realized gains on debt securities and associated derivatives	$819	$811	$518
_________
a Includes realized (losses)/gains on debt securities under the Fair Value Option $(15) million, $1 million, and $4 million for the years ended June 30, 2025, June 30, 2024, and June 30, 2023, respectively.

Debt securities accounted for as available-for-sale as of June 30, 2025 and June 30, 2024 comprise:

Table F2: Debt securities – available-for-sale
	June 30, 2025
(US$ in millions)	Amortized cost	Unrealized gains [a]	Unrealized losses [a]	Reserve for credit losses	Fair value
Corporate debt securities	$545	$13	$(60)	$(5)	$493
Preferred shares	28	—	(3)	(11)	14
Asset-backed securities	36	1	—	—	37
Total	$609	$14	$(63)	$(16)	$544
_________
a Includes net foreign exchange losses of $49 million as of June 30, 2025.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)

Table F2.1:
	June 30, 2024
(US$ in millions)	Amortized cost	Unrealized gains [a]	Unrealized losses [a]	Reserve for credit losses	Fair value
Corporate debt securities	$839	$1	$(118)	$(24)	$698
Preferred shares	28	1	(2)	(10)	17
Asset-backed securities	95	3	(2)	—	96
Total	$962	$5	$(122)	$(34)	$811
_________
a Includes net foreign exchange losses of $121 million as of June 30, 2024.
The table below presents the amortized cost, unrealized losses, and fair value of available-for-sale debt securities that are in an unrealized loss position without credit losses aggregated by major security type as of June 30, 2025 and June 30, 2024. The reserve for credit losses is not included herein and is presented separately in the reserve for credit losses on debt securities roll-forward table.

Table F3: Available-for-sale debt securities – in an unrealized loss position without credit losses
	June 30, 2025			June 30, 2024
(US$ in millions)	Amortized Costs	Unrealized Losses [a]	Fair value	Amortized Costs	Unrealized Losses [a]	Fair value
Corporate debt securities	$203	$(55)	$148	$560	$(110)	$450
Preferred shares	9	(3)	6	10	(2)	8
Asset-backed securities	1	—	1	10	(2)	8
Total	$213	$(58)	$155	$580	$(114)	$466
___________
a Includes net foreign exchange losses of $62 million as of June 30, 2025 and $118 million as of June 30, 2024.

The following table shows the unrealized losses and fair value of available-for-sale debt securities as of June 30, 2025 and June 30, 2024 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis:

Table F4: Unrealized losses and fair value of available-for-sale debt securities – by length of time
	June 30, 2025
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$—	$—	$148	$(55)	$148	$(55)
Preferred shares	—	—	6	(3)	6	(3)
Asset-backed securities	—	—	1	—	1	—
Total	$—	$—	$155	$(58)	$155	$(58)

Table F4.1:
	June 30, 2024
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$—	$—	$450	$(110)	$450	$(110)
Preferred shares	—	—	8	(2)	8	(2)
Asset-backed securities	—	—	8	(2)	8	(2)
Total	$—	$—	$466	$(114)	$466	$(114)
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign exchange rates. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where the issuer is not expected to make all contractual principal and interest payments.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where IFC does not expect to recover the cost basis of these securities.
Asset-backed securities comprise investments in bonds and notes that are collateralized by self-liquidating financial assets that allow IFC to receive payments that depend primarily on cash flow from those assets.
The tables below present a roll-forward by major security type for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 of the reserve for credit losses on debt securities accounted for as available-for-sale held at the period end:
Table F5: Roll-forward of the reserve for credit losses – by security type

	For the year ended
(US$ in millions)	June 30, 2025			June 30, 2024			June 30, 2023
	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total
Beginning balance	$24	$10	$34	$13	$8	$21	$11	$3	$14
(Release of provision) Provision for losses	(7)	1	(6)	11	2	13	2	5	7
Write-offs	(12)	—	(12)	—	—	—	—	—	—
Ending balance	$5	$11	$16	$24	$10	$34	$13	$8	$21
Debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities for next 5 years and thereafter, as follows:

Table F6: Contractual maturities for available for sale debt securities
(US$ in millions)	2026	2027	2028	2029	2030	Thereafter	Total
Corporate debt securities	$69	$270	$144	$3	$3	$6	$495
Asset-backed securities	21	15	—	—	—	—	36
Total disbursed portfolio of debt securities with contractual maturities	$90	$285	$144	$3	$3	$6	$531

Table F6.1:
(US$ in millions)	2025	2026	2027	2028	2029	Thereafter	Total
Corporate debt securities	$260	$62	$253	$132	$3	$9	$719
Asset-backed securities	58	21	15	—	—	—	94
Total disbursed portfolio of debt securities with contractual maturities	$318	$83	$268	$132	$3	$9	$813
The expected maturity of asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $28 million of redeemable preferred shares and other debt securities with undefined maturities ($28 million – June 30, 2024).
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)
The currency composition and weighted average contractual rate of debt securities with contractual maturities that are accounted for as available-for-sale are summarized below:

Table F7: Currency composition of available for sale debt securities
	June 30, 2025		June 30, 2024
(US$ in millions, except for ratios)	Amount	Weighted average contractual rate (%)	Amount	Weighted average contractual rate (%)
Euro	$326	5.6%	$331	6.6%
Colombian Pesos, COP	106	10.9	104	13.1
US dollar	41	7.5	178	7.5
Indian rupee	37	9.0	176	8.0
South African Rand	18	11.3	20	11.3
West African CFA franc	3	6.0	4	6.0
Total disbursed portfolio of debt securities with contractual maturities	$531	7.2%	$813	8.1%
After the effect of interest rate swaps and currency swaps, IFC’s debt securities that are accounted for as available-for-sale are primarily denominated in variable rate U.S. dollars.
Nonaccruing debt securities
The disbursed and outstanding balances of debt securities on which the accrual of interest has been discontinued amounted to $142 million at June 30, 2025 ($53 million – June 30, 2024). The interest income on such debt securities for the year ended June 30, 2025, June 30, 2024 and June 30, 2023 is summarized as follows:

Table F8: Interest income on Nonaccruing debt securities
	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	June 30, 2023
Interest income not recognized on nonaccruing debt securities	$11	$9	$1
Interest income recognized on debt securities in nonaccrual status related to current and prior years, on a cash basis	5	1	—
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 comprises the following:

Table G1: Income from equity investments and associated derivatives
	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	June 30, 2023
Unrealized gains (losses) on equity investments and associated derivatives [a]	$157	$(231)	$(134)
Realized gains on equity investments and associated derivatives, net	219	245	161
Gains on equity investments and associated derivatives, net	376	14	27
Dividends	126	115	162
Custody, fees and other	15	13	2
Total income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	$517	$142	$191
_________
a Includes unrealized gains and losses related to equity securities still held as of June 30, 2025, net gains of $489 million for the year ended June 30, 2025 (net gains of $156 million - June 30, 2024 and net gains of $115 million - June 30, 2023).

The fair value of equity investments as of June 30, 2025 and June 30, 2024 comprises:

Table G2: Fair value of equity investments
(US$ in millions)	June 30, 2025	June 30, 2024
Investments in common or preferred shares	$5,641	$5,426
Equity interests in private equity funds	6,140	5,650
Equity-related options and other financial instruments	(4)	45
Total	$11,777	$11,121
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient as presented in the table above. These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain. As of June 30, 2025, the maximum unfunded commitments subject to capital calls for these funds were $2.4 billion ($1.9 billion – June 30, 2024). As of June 30, 2025, IFC's investments as a limited partner in funds managed by AMC was $434 million ($483 million – June 30, 2024). Amounts previously distributed by the AMC Funds may be callable through the life of the respective fund. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE H – INVESTMENT TRANSACTIONS COMMITTED BUT NOT DISBURSED OR UTILIZED
Loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below:

Table H1: Loan, Equity and Debt security commitments signed but not yet disbursed
(US$ in millions)	June 30, 2025	June 30, 2024
Investment transactions committed but not disbursed
Loans, equity investments and debt securities	$12,548	$13,324
Investment transactions committed but not utilized
Guarantees	2,119	1,544
Client risk management facilities	167	183
Total investment transactions committed but not disbursed or utilized	$14,834	$15,051
The disbursements of investment transactions committed but not disbursed or utilized are generally subject to fulfillment of conditions of disbursement.
NOTE I – LOAN PARTICIPANTS
Loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for participants are as follows:

Table I1: Loan Participants
(US$ in millions)	June 30, 2025	June 30, 2024
Loan participations signed as commitments but not disbursed	$896	$1,231
Loan participations disbursed and outstanding which are serviced by IFC	8,884	7,504
NOTE J – RECEIVABLES AND OTHER ASSETS
Receivables and other assets are summarized below:

Table J1: Total Receivables and other assets
(US$ in millions)	June 30, 2025	June 30, 2024
Accrued income on derivative instruments	$1,697	$1,397
PEBP receivable from IBRD	859	774
Accrued interest income on loans	686	658
Receivables from sales of securities	711	557
Post-retirement contribution reserve fund	502	344
Assets under retirement benefit plans	951	293
Accrued interest income on time deposits and securities	301	261
Fixed assets	1,528	1,429
Less: Accumulated depreciation	(925)	(871)
Fixed assets, net	603	558
Deferred charges and other assets	1,486	1,330
Total receivables and other assets	$7,796	$6,172

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS
Market borrowings and associated derivatives
IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. For the year ended June 30, 2025, IFC borrowed in 20 currencies (22 currencies – year ended June 30, 2024). The currency composition of IFC's market borrowings (excluding borrowings from IDA), before swaps, net of unamortized premiums and discounts, is summarized below:

Table K1: Currency composition – Market borrowings
	June 30, 2025		June 30, 2024
(US$ in millions, except for %)	Amount	As a % of Total	Amount	As a % of Total
Medium and long term (MLT) borrowings
U.S. dollar	$32,299	42.0%	$23,204	37.0%
Australian dollar	12,242	15.9	12,028	19.2
Pounds sterling	11,954	15.6	7,352	11.7
Mexican peso	4,302	5.6	4,432	7.1
Swedish kronor	2,014	2.6	1,769	2.8
Others	11,700	15.3	11,623	18.5
Principal at face value - MLT	74,511	97.0	60,408	96.3
Short-term borrowings	2,337	3.0	2,308	3.7
Principal at face value - Total	76,848	100	62,716	100
Unamortized discounts, net	(3,041)		(3,140)
Fair value adjustments	(2,471)		(3,991)
Carrying amount of market borrowings	$71,336		$55,585
The interest rate composition of IFC's market borrowings (excluding borrowings from IDA), before swaps, is summarized below:

Table K2: Interest rate composition – market borrowings
	June 30, 2025		June 30, 2024
(US$ in millions, except for %)	Amount	Weighted average cost (%)	Amount	Weighted average cost (%)
MLT borrowings
Fixed rate	$67,096	3.7%	$56,612	3.3%
Variable rate	7,415	5.0	3,796	4.7
Principal at face value - MLT	74,511		60,408
Short-term borrowings - Fixed rate	2,337	4.9	2,308	5.0
Principal at face value - Total	76,848		62,716
Unamortized discounts, net	(3,041)		(3,140)
Fair value adjustments	(2,471)		(3,991)
Carrying amount of market borrowings	$71,336		$55,585
The weighted average remaining maturity of IFC’s market borrowings was 4.6 years as of June 30, 2025 (5.0 years – June 30, 2024). Actual maturities may differ from contractual maturities due to the existence of call features in certain IFC’s borrowings. IFC’s short-term Discount Note Program has maturities ranging from overnight to one year. The amount outstanding under the program as of June 30, 2025 was $2.3 billion ($2.3 billion – June 30, 2024).
As of June 30, 2025, MLT borrowings include $320 million carried at amortized cost ($228 million – June 30, 2024). The weighted average effective interest rate on MLT borrowings carried at amortized cost was 8.8% (8.0% – June 30, 2024).
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)
Borrowings from IDA
Borrowings outstanding from IDA is summarized below:

Table K3: Outstanding borrowings from IDA
	June 30, 2025
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
(US$ in millions, except for ratios)	Principal amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)
U.S. dollar	$124	1.8%	$124	4.5%	$124	4.5%
			(124)	(1.8)
Total IDA borrowings outstanding	$124		$—		$124	4.5%
Fair value adjustments	(10)
Carrying amount of IDA borrowings	$114

Table K3.1:
	June 30, 2024
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
(US$ in millions, except for ratios)	Principal amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)
U.S. dollar	$185	1.8%	$185	5.6%	$185	5.6%
			(185)	(1.8)
Total IDA borrowings outstanding	$185		$—		$185	5.6%
Fair value adjustments	(15)
Carrying amount of IDA borrowings	$170
The weighted average remaining maturity of borrowings from IDA was 4.2 years as of June 30, 2025 (3.6 years – June 30, 2024).
IFC uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk on its borrowings. The following table summarizes IFC’s borrowing portfolio after derivatives:

Table K4: Borrowing portfolio after swaps
(US$ in millions)	June 30, 2025	June 30, 2024
Borrowings	$71,450	$55,755
Currency and interest rate swap (assets)	(1,557)	(183)
Currency and interest rate swap liabilities	4,245	6,648
Borrowings after swaps	$74,138	$62,220
After the effect of interest rate and currency swaps, IFC’s borrowings generally reprice within one year.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 114

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)
Maturity of borrowings
The principal amounts repayable on borrowings outstanding in all currencies for next 5 years and thereafter are summarized below:

Table K5: Maturity of borrowings
(US$ in millions)	2026	2027	2028	2029	2030	Thereafter	Total
Borrowings from market sources	$13,194	$13,827	$12,583	$8,767	$9,421	$16,718	$74,510
Short-term borrowings from market and other sources	2,337	—	—	—	—	—	2,337
Borrowings from IDA	34	12	11	11	10	46	124
Total borrowings, gross	$15,565	$13,839	$12,594	$8,778	$9,431	$16,764	$76,971
Unamortized discounts, net							(3,041)
Fair value adjustments							(2,480)
Carrying amount of borrowings							$71,450

Table K5.1:
(US$ in millions)	2025	2026	2027	2028	2029	Thereafter	Total
Borrowings from market sources	$10,151	$12,951	$11,964	$5,339	$6,374	$13,629	$60,408
Short-term borrowings from market and other sources	2,308	—	—	—	—	—	2,308
Borrowings from IDA	61	34	12	11	11	56	185
Total borrowings, gross	$12,520	$12,985	$11,976	$5,350	$6,385	$13,685	$62,901
Unamortized discounts, net							(3,140)
Fair value adjustments							(4,006)
Carrying amount of borrowings							$55,755
NOTE L – PAYABLES AND OTHER LIABILITIES
Payables and other liabilities are summarized below:

Table L1: Total Payables and other liabilities
(US$ in millions)	June 30, 2025	June 30, 2024
Accounts payable, accrued expenses and other liabilities	$1,602	$1,457
Accrued charges on borrowings	1,252	920
Accrued charges on derivative instruments	1,281	1,256
Payables for unsettled security trades	780	1,415
Liabilities under PEBP	732	734
Deferred income	132	126
Liabilities under retirement benefit plans	—	93
Secured borrowings and short sold securities	70	62
Total payables and other liabilities	$5,849	$6,063
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE M – CAPITAL TRANSACTIONS
Following the Spring Meetings in April 2018, the Board of Governors endorsed a financing package. This package comprised: (i) a three-step capital raising process which involved the conversion of $17 billion of retained earnings into paid-in capital, alongside a General Capital Increase(GCI) and Selective Capital Increase (SCI) to raise up to $5.5 billion in additional paid-in capital; (ii) the suspension of grants to IDA after the IDA 18 replenishment; and (iii) internal measures for increased efficiency. The authorized capital stock was increased to 25,079,991 shares of $1,000 par value each by the creation of 16,999,998 additional shares after converting a portion of the retained earnings into paid-in capital.
The GCI and SCI Resolutions were formally adopted on April 16, 2020 with the capital subscription process commencing on April 22, 2020. The subscription period for the GCI and SCI, and the payment period for the SCI ended on April 16, 2025. The GCI payment deadline was extended to April 16, 2026. By the close of the subscription window on April 16, 2025, 156 member countries had subscribed a total of $4.9 billion (GCI – $4.1 billion and SCI – $761 million net of unpaid shares). As of June 30, 2025, payments of $4.4 billion (GCI – $3.6 billion and SCI – $761 million) were received from 130 member countries.
During the year ended June 30, 2025, 22 member countries subscribed a total of $418 million (GCI of $354 million and SCI of $64 million net of unpaid shares) and payments of $789 million were received from 80 member countries. For the years ended June 30, 2024 and June 30, 2023, $165 million and $328 million were subscribed and $624 million and $847 million of payments were received, respectively.
NOTE N – OTHER INCOME
Other income for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 comprise the following:

Table N1: Other Income
	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	June 30, 2023
Investment gains on PEBP assets	$77	$63	$55
PCRF income	25	30	15
Fees collected from clients	18	18	16
Other reimbursable arrangements	15	11	9
Others	58	66	48
Total Other Income	$193	$188	$143

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 116

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE O – RETAINED EARNINGS, NET INCOME ALLOCATIONS, AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Retained Earnings consist of Allocated Amounts and Unallocated Net Income (Loss).
Allocated Amounts:
Management recommends allocations of net income to the Board at the end of each fiscal year, to support IFC's operations as well as other developmental activities. These recommendations are based on IFC's Allocable income (formerly referred to as Income Available for Designations). Amounts available to support other developmental activities are determined based on a Board-approved income-based (sliding scale) formula and on a principles-based Board approved financial distribution policy, and are approved by the Board.
Undesignated Retained Earnings comprise earnings from prior fiscal years which in the judgement of the Board of Directors should be retained to support IFC's operations, and current year's net income. Effective from FY25, the Undesignated Retained Earnings line in the Financial Statements, excluding amounts relating to the current year's net income has been renamed and is now referred to as IFC's General Reserve, and IFC's current year's net income, adjusted for fair value, expenditures against reserves, and other adjustments, is now reflected in a separate line within Retained Earnings, referred to as Unallocated Net Income. As of June 30, 2025, IFC's General Reserve balance was $12.9 billion, and Unallocated Net Income was $1.9 billion. See Table O1 below.
IFC allocates its net income to support the following programs:
Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) supports the delivery of Upstream and Advisory related activities, primarily in non-IDA/Fragile and FCS member countries.
Creating Markets Advisory Window (CMAW) supports the delivery of Upstream and Advisory related activities in eligible IDA and FCS member countries with the aim of addressing the complex challenge of building a pipeline of bankable private sector projects in these markets.
Small and Medium Enterprise (SME) Ventures covers program, administrative, legal, and consulting expenses in connection with IFC’s private equity program for financing of SMEs.
Frontier Opportunities Fund (FOF): This is a fund of concessional finance to spur equity investment mostly targeted to middle-income member countries including for the cutting-edge climate initiatives.
On October 31, 2024, the Board of Directors approved the allocation of $107 million to the CMAW reserve, and $152 million to the FMTAAS reserve, from IFC's FY24 net income. This approval was noted by the Board of Governors on December 18, 2024.
In addition, on December 18, 2024, the Board of Governors approved an allocation of $100 million from IFC's FY24 net income to the newly established Surplus Account and subsequent transfer to the FOF upon its establishment. On February 13, 2025, the Board of Directors approved the establishment of FOF, which enabled the transfer of $100 million from the Surplus account to the FOF reserve.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE O – RETAINED EARNINGS, NET INCOME ALLOCATIONS, AND ACCUMULATED OTHER COMPREHENSIVE INCOME (continued)

The components of retained earnings and related expenditures are summarized below:

Table O1: Components of retained earnings and related expenditures
(US$ in millions)	FMTAAS Reserve	CMAW Reserve	SME Ventures Reserve	Surplus	Frontier Opportunities Fund Reserve	Cumulative Fair value and other adjustments [a]	General Reserve	Unallocated Net Income	Total Retained Earnings
As of June 30, 2022	$78	$207	$13	$—	$—	$(57)	$10,445	$452	$11,138
Year ended June 30, 2023
Net income	—	—	—	—	—	—	—	672	672
Net income allocations	6	—	—	—	—	—	446	(452)	—
Expenditures against reserves	(36)	(46)	(1)	—	—	—	—	83	—
Fair value and other adjustments	—	—	—	—	—	(9)	—	9	—
As of June 30, 2023	$48	$161	$12	$—	$—	$(66)	$10,891	$764	$11,810
Year ended June 30, 2024
Net income	—	—	—	—	—	—	—	1,485	1,485
Net income allocations	60	—	—	—	—	—	704	(764)	—
Expenditures against reserves	(50)	(68)	(1)	—	—	—	—	119	—
Fair value and other adjustments	—	—	—	—	—	(73)	—	73	—
As of June 30, 2024	$58	$93	$11	$—	$—	$(139)	$11,595	$1,677	$13,295
Year ended June 30, 2025
Net income	—	—	—	—	—	—	—	2,007	2,007
Net income allocations	152	107	—	100	—	—	1,318	(1,677)	—
Transfers from surplus	—	—	—	(100)	100	—	—	—	—
Expenditures against reserves	(70)	(99)	(2)	—	—	—	—	171	—
Fair value and other adjustments	—	—	—	—	—	297	—	(297)	—
As of June 30, 2025	$140	$101	$9	$—	$100	$158	$12,913	$1,881	$15,302
_________
a Other adjustments include income associated with PCRF.
Accumulated other comprehensive income
The components of accumulated other comprehensive income as of June 30, 2025 and June 30, 2024 are summarized as follows:

Table O2 : Components of AOCI
(US$ in millions)	Net unrealized losses on available-for-sale debt securities	Net unrealized gains on borrowings [a]	Net unrecognized actuarial gains and unrecognized prior service costs on benefit plans	Total accumulated other comprehensive income
As of June 30, 2023	$(238)	$340	$530	$632
Year ended June 30, 2024
Other comprehensive income (loss)	121	74	130	325
As of June 30, 2024	$(117)	$414	$660	$957
Year ended June 30, 2025
Other comprehensive income (loss)	68	(268)	860	660
As of June 30, 2025	$(49)	$146	$1,520	$1,617
_________
a Represents net unrealized gains on borrowings at fair value under the Fair Value Option due to changes in instrument specific credit risk. In FY25, there was a one-time reclassification of $231 million losses from net income to Accumulated Other Comprehensive Income, which resulted from a refinement of the methodology to calculate changes in IFC's own credit spread.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE P – NET UNREALIZED GAINS AND LOSSES ON LOANS, DEBT SECURITIES, BORROWINGS AND RELATED DERIVATIVES

Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 comprise:

Table P1: Net unrealized gains on loans, debt securities, borrowings and related derivatives
	For the year ended
(US$ in millions)	June 30, 2025	June 30, 2024	June 30, 2023
Unrealized gains and losses on loans, debt securities and associated derivatives
Unrealized gains on loans under the Fair Value Option	$24	$74	$9
Unrealized (losses) gains on derivatives associated with loans	(399)	(102)	172
Unrealized gains (losses) on debt securities under the Fair Value Option	116	206	(55)
Unrealized (losses) gains on derivatives associated with debt securities	(125)	4	49
Total net unrealized (losses) gains on loans, debt securities and associated derivatives	(384)	182	175
Unrealized gains and losses on borrowings from market, IDA and associated derivatives
Unrealized (losses) gains on market borrowings accounted for at fair value	(1,254)	(623)	265
Unrealized gains (losses) on derivatives associated with market borrowings	1,759	573	(320)
Unrealized (losses) gains on borrowings from IDA accounted for at fair value	(6)	(4)	5
Total net unrealized gains (losses) on borrowings from market, IDA and associated derivatives	499	(54)	(50)
Net unrealized gains on loans, debt securities, borrowings and related derivatives	$115	$128	$125
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE Q – DERIVATIVES
IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as accounting hedges under ASC Topic 815. The following table summarizes IFC's use of derivatives in its various financial portfolios:

Table Q1: Risk Classification of derivative used across various financial portfolios
Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk Management purposes:
Liquid assets	Currency swaps, currency forward contracts, interest rate swaps, options, and futures contracts	Manage currency risk and interest rate risk of liquid assets
Loans and debt securities	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk of loans and debt securities
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk of borrowings
Other asset/liability management	Currency swaps, interest rate swaps, put options, call options, and warrant agreements	Manage currency risk and duration of IFC's equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing their risks
The fair value of derivative instrument assets and liabilities by risk type as of June 30, 2025 and June 30, 2024 is summarized as follows:

Table Q2: Derivative fair values and outstanding notional classified by risk type and hedge desk at fair value
	June 30, 2025			June 30, 2024
(US$ in millions)	Outstanding Notional	Assets	Liabilities	Outstanding Notional	Assets	Liabilities
Interest rate	$86,949	$548	$1,710	$69,339	$656	$2,067
Foreign exchange	18,649	85	615	17,201	244	67
Interest rate and currency	66,950	2,200	4,266	58,433	1,907	5,201
Equity [a]	—	140	21	—	96	10
Credit and other [a]	—	32	8	—	51	11
Total	$172,548	$3,005	$6,620	$144,973	$2,954	$7,356

Funding	$72,022	$1,557	$4,245	$59,649	$183	$6,648
Investments	54,747	1,063	1,171	47,213	1,978	312
Client Risk Management	14,683	295	319	13,304	428	319
Liquid asset Management	31,096	90	885	24,807	365	77
Total	$172,548	$3,005	$6,620	$144,973	$2,954	$7,356
_________
a As of June 30, 2025, there were 101 derivative instrument contracts related to IFC’s equity investment portfolio and 33 other derivative contracts recognized as derivative assets or liabilities under ASC Topic 815 (115 equity related and 33 other derivative contracts – June 30, 2024).

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 120

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE Q – DERIVATIVES (continued)
The effect of derivative instrument contracts on the consolidated statements of operations for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 is summarized as follows:

Table Q3: Impact of derivative instrument contracts on the consolidated statement of operations
(US$ in millions)		For the year ended
Derivative risk category	Consolidated Statements of Operations location	June 30, 2025	June 30, 2024	June 30, 2023
Interest rate	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$63	$104	$54
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	26	41	20
	(Loss) income from liquid asset trading activities	(114)	(26)	56
	Charges on borrowings	(484)	(691)	(407)
	Other income	11	23	18
	Net unrealized gains (losses) on loans, debt securities, borrowings and related derivatives	323	46	(248)
Foreign exchange	(Loss) income from liquid asset trading activities	(623)	737	(62)
	Foreign currency transaction (losses) gains on non-trading activities	(18)	3	(12)
	Net unrealized gains (losses) on loans, debt securities, borrowings and related derivatives	2	(6)	7
Interest rate and currency	Income (Loss) from loans and guarantees, including realized gains and losses on loans and associated derivatives	11	(6)	(9)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(58)	(43)	(109)
	(Loss) income from liquid asset trading activities	(170)	125	(209)
	Charges on borrowings	(562)	(878)	(372)
	Foreign currency transaction gains (losses) on non-trading activities	159	244	(285)
	Other income	3	3	3
	Net unrealized gains on loans, debt securities, borrowings and related derivatives	926	444	108
Equity related contracts	Gains (losses) from equity investments and associated derivatives	32	(27)	43
	Net unrealized losses on loans, debt securities, borrowings and related derivatives	—	—	(1)
Credit and other	Net unrealized (losses) gains on loans, debt securities, borrowings and related derivatives	(16)	(8)	33
	Total	$(489)	$85	$(1,372)
The income related to each derivative risk category includes realized and unrealized gains and losses.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. IFC categorizes its financial instruments into three levels based on the established fair value hierarchy. For more information regarding the fair value hierarchy and how IFC measures fair value, see Note A – Summary of Significant Accounting Policies in the June 30, 2024 audited financial statements . Readers are cautioned in using these data for purposes of evaluating the financial condition of IFC as the fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio as of June 30, 2025. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at June 30, 2025.
For the following instruments, the significant unobservable inputs and their relationship to the fair valuation movement are listed below:

Table R1: Significant unobservable inputs and its relationship to the fair valuation movement
Instrument	Significant Unobservable Input	Increase in Unobservable Input Results In
IFC Local Currency Borrowings	IFC Yield Curve	Decrease in Fair Value
Interest Rate Swaps (hedging loans and liquid assets)	Yield Curve Points	Increase in Fair Value
Interest Rate Swaps (hedging borrowings)	Yield Curve Points	Decrease in Fair Value
Currency Swaps (hedging loans and liquid assets)	Yield Curve and Exchange Rates	Increase in Fair Value
Currency Swaps (hedging borrowings)	Yield Curve and Exchange Rates	Decrease in Fair Value
Debt Securities and Loans	Discount Rates, Credit Default Spreads	Decrease in Fair Value
	Valuation Multiple, Recovery Rates	Increase in Fair Value
Equity Securities and Equity Related Derivatives	Cost of equity, discounts for lack of marketability, weighted average cost of capital	Decrease in Fair Value
	Growth rates, return on assets, perpetual growth rates, Enterprise Value (EV)/to Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA), EV/Sales, price to book value and other valuation multiples and volatilities	Increase in Fair Value
The methodologies used and key assumptions made to estimate fair values as of June 30, 2025 and June 30, 2024, are summarized below.
Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are U.S. Treasuries. U.S. Treasuries and U.S. Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using executable or indicative dealer quotes from the market and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
There were no liquid assets classified as Level 3 as of June 30, 2025 or June 30, 2024.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 122

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of June 30, 2025 and as of June 30, 2024 are presented below.

Table R2:
June 30, 2025
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$115	Discount rate	11.5 - 22.1	18.6
	Market comparables	72	Valuation multiples [a]
	Recent transactions	40
	Other techniques	17
Total preferred shares		244
Other loans and debt securities	Discounted cash flows	8,849	Credit default swap spreads	0.0 - 8.6	2.3
			Expected recovery rates	0.0 - 97.5	45.3
	Recent transactions	804
	Other techniques	413
Total other loans and debt securities		10,066
Total		$10,310
________
a Includes valuation techniques with multiple significant inputs, therefore the range and weighted average are not provided.

Table R2.1:
June 30, 2024
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$14	Discount rate	10.7 - 16.0	12.4
	Market comparables	47	Valuation multiples [a]
	Recent transactions	158
	Other techniques	19
Total preferred shares		238
Other loans and debt securities	Discounted cash flows	7,550	Credit default swap spreads	0.0 - 20.5	2.7
			Expected recovery rates	0.0 - 95.0	44.1
	Recent transactions	1,677
	Other techniques	416
Total other loans and debt securities		9,643
Total		$9,881
________
a Includes valuation techniques with multiple significant inputs, therefore the range and weighted average are not provided.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing were also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

Table R3: Significant inputs used in valuing borrowings classified as Level 2
Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of June 30, 2025, IFC had bond issuances with a total fair value of $216 million classified as level 3 ($83 million – June 30, 2024) in Azerbaijanian manat, Bangladeshi taka, Jamaican dollar, Mongolian tugrik and Uzbekistan sum where the significant unobservable inputs were yield curve data.
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of June 30, 2025 and June 30, 2024 are presented below:

Table R4: Significant inputs used in valuing the various classes of derivative instruments classified as Level 2
Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

Table R5: Significant inputs used in valuing the various classes of derivative instruments classified as Level 3
(US$ in millions)	June 30, 2025
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$1
	Variable strike price options	118	Contractual strike price [a]
Interest rate swap assets	Vanilla swaps	1	Yield curve points [a]
Currency swap assets	Vanilla swaps	87	Yield curve points, exchange rates [a]
Interest rate and currency swap liabilities	Vanilla swaps	(30)	Yield curve points, exchange rates [a]
Total		$177
_________
a In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

Table R5.1:
(US$ in millions)	June 30, 2024
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$—	Volatilities	24.3 -28.1	27.8
	Variable strike price options	86	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	120	Yield curve points, exchange rates [a]
Interest rate and currency swap liabilities	Vanilla swaps	(7)	Yield curve points, exchange rates [a]
Total		$199
_________
a In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 124

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate, price to book and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of June 30, 2025 and June 30, 2024 are presented below.

Table R6: Valuation techniques and significant unobservable inputs for equity securities classified as Level 3
(US$ in millions)	June 30, 2025
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$292	Cost of equity (%)	12.9 -34.2	15.7
Institutions			Asset growth rate (%)	(11.3) - 56.6	5.9
			Return on assets (%)	0.5 - 5.3	2.2
			Perpetual growth rate (%)	3.0 - 15.0	5.7
	Market comparables	349	Price to book value	0.3 - 3.7	2.1
			EV/Sales	1.0 - 14.7	6.5
			Other valuation multiples [a]
	Listed price (adjusted)	174	Discount for lack of marketability (%)	20.0 - 30.0	29.6
	Recent transactions	828
	Other techniques	263
	Associated options [b]	2
Total banking and other financial institutions		1,908
Funds	Recent transactions	91
	Other techniques	89
	Market comparables	—
Total funds		180
Others	Discounted cash flows	1,150	Weighted average cost of capital (%)	7.7 - 21.4	11.3
			Cost of equity (%)	10.6 - 32.0	17.4
	Market comparables	440	EV/Sales	0.6 - 13.9	5.6
			EV/EBITDA	9.8 - 20.2	13.2
			Price to book value	1.0 - 1.7	1.6
			Other valuation multiples [a]
	Recent transactions	334
	Other techniques	136
	Associated options [b]	66
Total others		2,126
Total		$4,214
________
a Includes price/earnings ratio and price/sales ratio, the range and weighted average are not provided due to the immaterial amounts.
b Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

Table R6.1:
(US$ in millions)	June 30, 2024
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$317	Cost of equity (%)	12.2 - 34.4	15.2
Institutions			Asset growth rate (%)	(8.6) - 56.6	4.5
			Return on assets (%)	(0.6) - 6.2	1.9
			Perpetual growth rate (%)	3.0 - 15.0	5.4
	Market comparables	509	Price to book value	0.3 - 4.9	2.9
			Other valuation multiples [a]
			EV/Sales	2.1 - 11.2	7.4
	Listed price (adjusted)	237	Discount for lack of marketability (%)	20.0 - 30.0	27.6
	Recent transactions	634
	Other techniques	132
	Associated options [b]	46
Total banking and other financial institutions		1,875
Funds	Recent transactions	123
	Other techniques	85
	Market comparables	2
Total funds		210
Others	Discounted cash flows	942	Weighted average cost of capital (%)	7.9 - 26.1	11.8
			Cost of equity (%)	10.8 - 23.9	15.3
	Market comparables	645	EV/Sales	0.7 - 19.1	5.4
			EV/EBITDA	6.2 - 22.0	12.6
			Price to book value	0.6 - 2.2	1.5
			Other valuation multiples [a]
	Recent transactions	480
	Other techniques	96
	Associated options [b]	103
Total others		2,266
Total		$4,351
________
a Includes price/earnings ratio and price/sales ratio, the range and weighted average are not provided due to the immaterial amounts.
b Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 126

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities as of June 30, 2025 and June 30, 2024 are summarized below:

Table R7: Estimated fair values of financial assets, financial liabilities, and off-balance sheet instruments
	June 30, 2025			June 30, 2024
(US$ in millions)	Carrying value		Fair value	Carrying value		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$51,419		$51,419	$40,314		$40,314
Investments:
Loans at amortized cost, net of reserve against losses	40,282		41,924	34,648		35,711
Loans accounted for at fair value under the Fair Value Option	1,947		1,947	1,789		1,789
Total loans	42,229		43,871	36,437		37,500
Equity investments accounted for at fair value	11,777	[a]	11,772	11,121	[a]	11,118
Debt securities accounted for at fair value as available-for-sale	544		544	811		811
Debt securities accounted for at fair value under the Fair Value Option	12,970		12,970	10,378		10,378
Total debt securities	13,514		13,514	11,189		11,189
Total investments	$67,520		$69,157	$58,747		$59,807
Total derivative assets	3,005		3,005	2,954		2,954
Other investment-related financial assets	—		2	—		2
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$4,893		$4,893	$1,541		$1,541
Market, IBRD, IDA and other borrowings outstanding	71,450		71,453	55,755		55,754
Total derivative liabilities	6,620		6,620	7,356		7,356
_________
a Includes $5 million as of June 30, 2025 ($3 million – June 30, 2024) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.

The fair value of loan commitments, as an off-balance sheet financial instrument, amounted to $30 million as of June 30, 2025 ($39 million – June 30, 2024). Fair values of loan commitments are based on present value of loan commitment fees.
Fair value hierarchy
As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement. The following tables provide information as of June 30, 2025 and June 30, 2024, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis:
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

Table R8: Fair value hierarchy - Financial assets and liabilities
	June 30, 2025
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time deposits with maturities greater than three months [a]	$—	$3,496	$—	$3,496
Trading securities:
Asset-backed securities	—	5,468	—	5,468
Corporate debt securities [b]	—	4,972	—	4,972
Government obligations	18,122	5,149	—	23,271
Total trading securities	18,122	15,589	—	33,711
Loans:
Loans	—	128	1,814	1,942
Loans measured at net asset value [c]				5
Total Loans (outstanding principal balance $1,985)	—	128	1,814	1,947
Equity investments:
Banking and other financial institutions	700	3	1,908	2,611
Funds	—	11	180	191
Others	699	5	2,126	2,830
Equity investments measured at net asset value [c]				6,140
Total equity investments	1,399	19	4,214	11,772
Debt securities:
Corporate debt securities	—	4,376	7,667	12,043
Preferred shares	—	—	244	244
Asset-backed securities	—	89	585	674
Debt securities measured at net asset value [c]				553
Total debt securities	—	4,465	8,496	13,514
Derivative assets:
Interest rate	—	547	1	548
Foreign exchange	—	85	—	85
Interest rate and currency	—	2,113	87	2,200
Equity and other	—	—	140	140
Credit and Other derivative contracts	—	32	—	32
Total derivative assets	—	2,777	228	3,005
Total assets at fair value	$19,521	$26,474	$14,752	$67,445
Borrowings
Structured bonds	$—	$5,425	$—	$5,425
Unstructured bonds	—	63,152	216	63,368
Total borrowings (outstanding principal balance $74,313) [d]	—	68,577	216	68,793
Derivative liabilities:
Interest rate	—	1,710	—	1,710
Foreign exchange	—	615	—	615
Interest rate and currency	—	4,236	30	4,266
Equity and other	—	—	21	21
Credit and Other derivative contracts	—	8	—	8
Total derivative liabilities	—	6,569	51	6,620
Total liabilities at fair value	$—	$75,146	$267	$75,413
_______
a Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b Includes securities priced at par plus accrued interest, which approximates fair value.
c In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheets.
d Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.3 billion, with a fair value of $1.8 billion as of June 30, 2025.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 128

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

Table R8.1
	June 30, 2024
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time Deposits with maturities greater than three months [a]	$—	$751	$—	$751
Trading securities:
Asset-backed securities	—	5,058	—	5,058
Corporate debt securities [b]	—	2,429	—	2,429
Government obligations	16,784	4,284	—	21,068
Total trading securities	16,784	11,771	—	28,555
Loans:
Loans	—	113	1,671	1,784
Loans measured at net asset value [c]				5
Total Loans (outstanding principal balance $1,851)	—	113	1,671	1,789
Equity investments:
Banking and other financial institutions	603	16	1,875	2,494
Funds	—	12	210	222
Others	480	6	2,266	2,752
Equity investments measured at net asset value [c]				5,650
Total equity investments	1,083	34	4,351	11,118
Debt securities:
Corporate debt securities	—	2,437	7,170	9,607
Preferred shares	—	—	238	238
Asset-backed securities	—	—	802	802
Debt securities measured at net asset value [c]				542
Total debt securities	—	2,437	8,210	11,189
Derivative assets:
Interest rate	—	656	—	656
Foreign exchange	—	244	—	244
Interest rate and currency	—	1,787	120	1,907
Equity and other	—	—	96	96
Credit and Other derivative contracts	—	51	—	51
Total derivative assets	—	2,738	216	2,954
Total assets at fair value	$17,867	$17,844	$14,448	$56,356
Borrowings:
Structured bonds	$—	$4,309	$—	$4,309
Unstructured bonds	—	48,827	83	48,910
Total borrowings (outstanding principal balance $60,365) [d]	—	53,136	83	53,219
Derivative liabilities:
Interest rate	—	2,067	—	2,067
Foreign exchange	—	67	—	67
Interest rate and currency	—	5,194	7	5,201
Equity and other	—	—	10	10
Credit and Other derivative contracts	—	11	—	11
Total derivative liabilities	—	7,339	17	7,356
Total liabilities at fair value	$—	$60,475	$100	$60,575
_________
a Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b Includes securities priced at par plus accrued interest, which approximates fair value.
c In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheets.
d Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.6 billion, with a fair value of $1.7 billion as of June 30, 2024.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2025, June 30, 2024, and June 30, 2023.

Table R9: Carrying value of Level 3 financial assets and financial liabilities
	For the year ended June 30, 2025
(US$ in millions)	Balance as of July 1, 2024	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of June 30, 2025	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at year end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at year end
		Net income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$64	$—	$(64)	$—	$—	$—
Government and agency obligations	—	1	—	132	—	(133)	—	—	—
Total trading securities	—	1	—	196	—	(197)	—	—	—
Loans	1,671	61	—	82	—	—	1,814	79	—
Equity investments:
Banking and other financial institutions	1,875	126	—	(53)	—	(40)	1,908	59	—
Funds	210	(2)	—	(28)	—	—	180	(2)	—
Others	2,266	(127)	—	(36)	26	(3)	2,126	(236)	—
Total equity investments	4,351	(3)	—	(117)	26	(43)	4,214	(179)	—
Debt securities:
Corporate debt securities	7,170	172	69	1,737	1,503	(2,984)	7,667	189	27
Preferred shares	238	(31)	(1)	38	—	—	244	(31)	(1)
Asset-backed securities	802	30	—	(135)	92	(204)	585	28	(1)
Total debt securities	8,210	171	68	1,640	1,595	(3,188)	8,496	186	25
Derivative assets:
Interest rate and currency	120	(47)	—	21	—	(7)	87	(7)	—
Interest rate	—	1	—	—	—	—	1	—	—
Equity and other	96	37		7	—	—	140	26	—
Total derivative assets	216	(9)	—	28	—	(7)	228	19	—
Total assets at fair value	$14,448	$221	$68	$1,829	$1,621	$(3,435)	$14,752	$105	$25
Borrowings:
Unstructured bonds	$(83)	$9	$—	$(161)	$—	$19	$(216)	$9	$—
Total borrowings	(83)	9	—	(161)	—	19	(216)	9	—
Derivative liabilities:
Interest rate and currency	(7)	(8)	—	(18)	—	3	(30)	(41)	—
Equity and other	(10)	(4)	—	(7)	—	—	(21)	(4)	—
Total derivative liabilities	(17)	(12)	—	(25)	—	3	(51)	(45)	—
Total liabilities at fair value	$(100)	$(3)	$—	$(186)	$—	$22	$(267)	$(36)	$—
_________
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2025.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2024 beginning balance as of June 30, 2025.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 130

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

Table R9.1:
	For the year ended June 30, 2024
(US$ in millions)	Balance as of July 01, 2023	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of June 30, 2024	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at year end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at year end
		Net income (loss)	Other comprehensive income
Loans	$1,488	$74		$227		$(118)	$1,671	$55	$—
Equity investments:
Banking and other financial institutions	1,707	85	—	83	12	(12)	1,875	106	—
Funds	159	20	—	31	—	—	210	7	—
Others	2,335	(154)	—	112	5	(32)	2,266	(228)	—
Total equity investments	4,201	(49)	0	226	17	(44)	4,351	(115)	0
Debt securities:
Corporate debt securities	5,911	(51)	49	1,639	1,157	(1,535)	7,170	(14)	15
Preferred shares	208	33	(2)	(1)	—	—	238	7	—
Asset-backed securities	723	(79)	61	43	54	—	802	(16)	(1)
Total debt securities	6,842	(97)	108	1,681	1,211	(1,535)	8,210	(23)	14
Derivative assets:
Interest rate and currency	74	27	—	39	—	(20)	120	63	—
Equity and other	124	(18)	—	(10)	—	—	96	1	—
Total derivative assets	198	9	—	29	—	(20)	216	64	—
Total assets at fair value	$12,729	$(63)	$108	$2,163	$1,228	$(1,717)	$14,448	$(19)	$14
Borrowings:
Unstructured bonds	$(228)	$14	$—	$(48)	$(4)	$183	$(83)	$14	$—
Total borrowings	(228)	14	—	(48)	(4)	183	(83)	14	—
Derivative liabilities:
Interest rate and currency	(10)	(6)	—	(5)	(1)	15	(7)	(6)	—
Equity and other	(10)	—	—	—	—	—	(10)	—	—
Total derivative liabilities	(20)	(6)	—	(5)	(1)	15	(17)	(6)	—
Total liabilities at fair value	$(248)	$8	$—	$(53)	$(5)	$198	$(100)	$8	$—
_________
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2024.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2023 beginning balance as of June 30, 2024.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

Table R9.2:
	For the year ended June 30, 2023
(US$ in millions)	Balance as of July 01, 2022	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of June 30, 2023	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at year end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at year end
		Net income (loss)	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$1	$—	$55	$—	$(56)	$—	$—	$—
Corporate debt securities	7	—	—	—	—	(7)	—	—	—
Government and agency obligations	172	(1)	—	97	—	(268)	—	—	—
Total trading securities	179	—	—	152	—	(331)	—	—	$—
Loans	1,303	30	—	101	54	—	1,488	17	—
Equity investments:
Banking and other financial institutions	1,573	28	—	68	55	(17)	1,707	12
Funds	43	12	—	104	—	—	159	5
Others	2,448	(23)	—	(137)	47	—	2,335	(145)
Total equity investments	4,064	17	—	35	102	(17)	4,201	(128)	—
Debt securities:
Corporate debt securities	4,070	(106)	105	2,218	574	(950)	5,911	88	3
Preferred shares	184	49	(54)	29	—	—	208	(17)	(4)
Asset-backed securities	817	4	5	(103)	—	—	723	13	8
Total debt securities	5,071	(53)	56	2,144	574	(950)	6,842	84	7
Derivative assets:
Interest rate and currency	35	(7)	—	55	12	(21)	74	65	—
Equity and other	77	53	—	(6)	—	—	124	58	—
Total derivative assets	112	46	—	49	12	(21)	198	123	—
Total assets at fair value	$10,729	$40	$56	$2,481	$742	$(1,319)	$12,729	$96	$7
Borrowings:
Unstructured bonds	$(232)	$(12)	$1	$(121)	$(4)	$140	$(228)	$(12)	$1
Total borrowings	(232)	(12)	1	(121)	(4)	140	(228)	(12)	1
Derivative liabilities:
Interest rate and currency	(34)	15	—	(2)	(4)	15	(10)	(2)	—
Equity and other	(4)	(6)	—	—	—	—	(10)	(6)	—
Total derivative liabilities	(38)	9	—	(2)	(4)	15	(20)	(8)	—
Total liabilities at fair value	$(270)	$(3)	$1	$(123)	$(8)	$155	$(248)	$(20)	$1
_________
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2023.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2022 beginning balance as of June 30, 2023.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 132

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2025, June 30, 2024, and June 30, 2023.

Table R10: Gross purchases, sales, issuances and settlements - Level 3 financial assets and financial liabilities
	For the year ended June 30, 2025
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$64	$—	$—	$—	$64
Government and agency obligations	132	—	—	—	132
Total trading securities	196	—	—	—	196
Loans	—	(21)	255	(152)	82
Equity investments:
Banking and other financial institutions	320	(296)	—	(77)	(53)
Funds	227	(2)	—	(253)	(28)
Others	347	(234)	—	(149)	(36)
Total equity investments	894	(532)	—	(479)	(117)
Debt securities:
Corporate debt securities	3,154	(19)	—	(1,398)	1,737
Preferred shares	40	—	—	(2)	38
Asset-backed securities	61	—	—	(196)	(135)
Total debt securities	3,255	(19)	—	(1,596)	1,640
Derivative assets:
Interest rate and currency	—	—	27	(6)	21
Equity and other	—	—	—	7	7
Total derivative assets	—	—	27	1	28
Total assets at fair value	$4,345	$(572)	$282	$(2,226)	$1,829
Borrowings:
Unstructured bonds	$—	$—	$(161)	$—	$(161)
Total borrowings	—	—	(161)	—	(161)
Derivative liabilities:
Interest rate and currency	—	—	(12)	(6)	(18)
Equity and other	—	—	—	(7)	(7)
Total derivative liabilities	—	—	(12)	(13)	(25)
Total liabilities at fair value	$—	$—	$(173)	$(13)	$(186)

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

Table R10.1
	For the year ended June 30, 2024
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Loans	—	—	454	(227)	227
Equity investments:
Banking and other financial institutions	176	(84)	—	(9)	83
Funds	234	—	—	(203)	31
Others	428	(329)	—	13	112
Total equity investments	838	(413)	—	(199)	226
Debt securities:
Corporate debt securities	2,454	—	—	(815)	1,639
Preferred shares	33	(20)	—	(14)	(1)
Asset-backed securities	339	—	—	(296)	43
Total debt securities	2,826	(20)	—	(1,125)	1,681
Derivative assets:
Interest rate and currency	—	—	39	—	39
Equity and other	—	—	—	(10)	(10)
Total derivative assets	—	—	39	(10)	29
Total assets at fair value	$3,664	$(433)	$493	$(1,561)	$2,163
Borrowings:
Unstructured bonds	$—	$—	$(48)	$—	$(48)
Total borrowings	—	—	(48)	—	(48)
Derivative liabilities:
Interest rate and currency	—	—	(5)	—	(5)
Total derivative liabilities	—	—	(5)	—	(5)
Total liabilities at fair value	$—	$—	$(53)	$—	$(53)
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 134

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE R – FAIR VALUE MEASUREMENTS (continued)

Table R10.2:
	For the year ended June 30, 2023
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$67	$—	$—	$(12)	$55
Government and agency obligations	97	—	—	—	97
Total trading securities	164	—	—	(12)	152
Loans	—	(37)	297	(159)	101
Equity investments:
Banking and other financial institutions	116	(61)	—	13	68
Funds	146	(1)	—	(41)	104
Others	203	(416)	—	76	(137)
Total equity investments	465	(478)	—	48	35
Debt securities:
Corporate debt securities	3,141	(2)	—	(921)	2,218
Preferred shares	112	(78)	—	(5)	29
Asset-backed securities	148	—	—	(251)	(103)
Total debt securities	3,401	(80)	—	(1,177)	2,144
Derivative assets:
Interest rate and currency	—	—	53	2	55
Equity and other	—	—	—	(6)	(6)
Total derivative assets	—	—	53	(4)	49
Total assets at fair value	$4,030	$(595)	$350	$(1,304)	$2,481
Borrowings:
Unstructured bonds	$—	$—	$(121)	$—	$(121)
Total borrowings	—	—	(121)	—	(121)
Derivative liabilities:
Interest rate and currency	—	—	(4)	2	(2)
Total derivative liabilities	—	—	(4)	2	(2)
Total liabilities at fair value	$—	$—	$(125)	$2	$(123)
The following table summarizes the line items on the consolidated statements of operations where gains and losses are reported by major types of financial assets and financial liabilities:

Table R11: Gains and losses reflected in the consolidated statements of operations
Instruments	Line item on the consolidated statements of operations
Trading securities	Income from liquid asset trading activities
Loans	Income from Loans and guarantees including realized gains and losses on loans and associated derivatives
Equity investments	Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives
Debt securities	Income from debt securities and realized gains and losses on debt securities and associated derivatives
Loans, debt securities, borrowings and related derivatives	Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE S – SEGMENT REPORTING
The President is the Chief Operating Decision Maker (CODM), who regularly reviews operational performance and financial measures of IFC to assess performance and allocate resources.
IFC’s business comprises three segments: investment services, treasury services, and upstream and advisory services. The investment services segment consists primarily of lending and investing in debt (loans and debt securities) and equity securities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Upstream and advisory services includes providing advisory services to government and private sector clients to create markets and mobilize private capital, and engages in early stage project development activities to develop bankable investment projects. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and upstream and advisory services segments are detailed in Notes D, C, and U, respectively. An analysis of IFC’s major components of income and expense by business segment for the years ended June 30, 2025, June 30, 2024 and June 30, 2023, is provided below:

Table S1: Income and expense by business segment
	For the year ended June 30, 2025
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$3,373	$—	$—	$3,373
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(56)	—	—	(56)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	517	—	—	517
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	819	—	—	819
Release of provision for losses on available-for-sale debt securities	6	—	—	6
Income from liquid asset trading activities	—	2,298	—	2,298
Charges on borrowings	(2,327)	(1,269)	—	(3,596)
Upstream and advisory services income	—	—	259	259
Service fees and other income	343	—	—	343
Administrative expenses	(1,489)	(48)	(142)	(1,679)
Upstream and advisory services expenses	—	—	(373)	(373)
Other, net	17	2	5	24
Foreign currency transaction losses on non-trading activities	(43)	—	—	(43)
Income (loss) before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	1,160	983	(251)	1,892
Net unrealized (losses) gains on loans, debt securities, borrowings and related derivatives	(384)	499	—	115
Net income (loss)	$776	$1,482	$(251)	$2,007
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 136

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE S – SEGMENT REPORTING (continued)

Table S1.1: Income and expense by business segment
	For the year ended June 30, 2024
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$3,204	$—	$—	$3,204
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(9)	—	—	(9)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	142	—	—	142
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	811	—	—	811
Provision for losses on available-for-sale debt securities	(12)	—	—	(12)
Income from liquid asset trading activities	—	2,391	—	2,391
Charges on borrowings	(2,284)	(1,531)	—	(3,815)
Upstream and advisory services income	—	—	268	268
Service fees and other income	319	—	—	319
Administrative expenses	(1,329)	(48)	(139)	(1,516)
Upstream and advisory services expenses	—	—	(339)	(339)
Other, net	17	2	9	28
Foreign currency transaction losses on non-trading activities	(115)	—	—	(115)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	744	814	(201)	1,357
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	182	(54)	—	128
Net income (loss)	$926	$760	$(201)	$1,485

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE S – SEGMENT REPORTING (continued)

Table S1.2: Income and expense by business segment
	For the year ended June 30, 2023
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans associated derivatives	$2,290	$—	$—	$2,290
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(22)	—	—	(22)
Income from equity investments and associated derivatives	191	—	—	191
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	518	—	—	518
Provision for losses on available-for-sale debt securities	(7)	—	—	(7)
Loss from liquid asset trading activities	—	1,464	—	1,464
Charges on borrowings	(1,375)	(1,223)	—	(2,598)
Upstream and Advisory services income	—	—	247	247
Service fees and other income	271	—	—	271
Administrative expenses	(1,201)	(53)	(176)	(1,430)
Upstream and Advisory services expenses	—	—	(317)	(317)
Other, net	15	3	8	26
Foreign currency transaction losses on non-trading activities	(86)	—	—	(86)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	594	191	(238)	547
Net unrealized gains (losses) non-trading financial instruments accounted for at fair value	175	(50)	—	125
Net income (loss)	$769	$141	$(238)	$672
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE T – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 238 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at June 30, 2025 (234 investments – June 30, 2024).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements.
IFC’s maximum exposure to loss as a result of its investments in these VIEs was $6.9 billion as of June 30, 2025 ($6.5 billion – June 30, 2024). IFC’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on IFC’s consolidated balance sheets (maximum funded exposure) but also potential losses associated with undisbursed commitments (maximum unfunded exposure). The maximum funded exposure represents the balance sheet carrying value of IFC’s investment in the VIE and reflects the initial amount of cash invested in the VIE, adjusted for principal payments received, increases or declines in fair value and any impairment in value recognized in earnings. The maximum exposure of unfunded positions represents the remaining committed but undisbursed amount.
The carrying values and the maximum exposure of IFC’s investment in these VIEs as of June 30, 2025 and June 30, 2024 are as follows:

Table T1: Carrying values and the maximum exposure of IFC’s investment in nonconsolidated VIEs
Nonconsolidated VIEs	June 30, 2025		June 30, 2024
(US$ in millions)	Carrying Value	Maximum Exposure	Carrying Value	Maximum Exposure
Assets
Investments
Loans [a]	$1,015	$1,091	$1,136	$1,271
Equity Investments	2,829	3,964	2,402	3,514
Debt Securities	1,658	1,838	1,682	1,731
Derivative Assets [b]	1	1	—	—
Liabilities
Derivative Liabilities [b]	$(51)	$(51)	$(62)	$(62)
Other Off-Balance Sheet Arrangements
Guarantees	Not Applicable	$38	Not Applicable	$39
_________
a The presented carrying value of the loans does not include the associated loan loss reserve of $48 million and $58 million as of June 30, 2025 and June 30, 2024, respectively.
b Represents Client Risk Management arrangements.
IFC is the primary beneficiary of a VIE for the building and the land at 2100 K Street. The building and land, with a combined value of $104 million, are reported under “Receivables and other assets” on IFC's consolidated balance sheets.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE U – UPSTREAM AND ADVISORY
IFC continues to address increasingly complex development challenges and is enhancing its creating markets strategy by undertaking both Upstream and Advisory activities. Specifically, IFC provides advisory services to government and private sector clients to create markets and mobilize private capital, and engages in early stage project development activities to develop bankable investment projects. IFC also works in collaboration with the IBRD and IDA to provide policy advice and develop activities that help create markets and support future transactions in multiple industries, especially in IDA eligible member countries and FCS. IFC funds this business line by a combination of cash received from IFC shareholders’ development agencies and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.
As of June 30, 2025, undisbursed donor funds of $519 million ($575 million – June 30, 2024) were included in other assets. As the undisbursed donor funds are refundable, a corresponding liability is recorded in other liabilities. IFC’s advisory services funding of $315 million ($360 million – June 30, 2024) was included in other assets.
The following table summarizes the upstream and advisory services income and expenses including the expenses out of funds sourced from government and other development partners for the years ended June 30, 2025, June 30, 2024 and June 30, 2023 :

Table U1: Upstream and advisory services income and expenses
	For the Year ended June 30,
(US$ in millions)	2025	2024	2023
Upstream and advisory services income	$259	$268	$247
Upstream and advisory services expenses	373	339	317
Sourced from government and other development partners [a]	215	220	234
_________
a The funds received from government and other development partners were also recognized as advisory services income in IFC’s consolidated statements of operations.
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) (collectively “the Pension Plans”) that cover all WBG employees, retirees and their beneficiaries. The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.
IFC uses a June 30th measurement date for its pension and other post-retirement benefit plans. All costs, assets, and liabilities associated with the Pension Plans are allocated among IBRD, IFC, and MIGA based upon their employees’ respective participation in the Pension Plans. IDA, IFC, and MIGA reimburse IBRD for their proportionate share of any contributions made to the Plans by IBRD. Contributions to the Pension Plans are calculated as a percentage of salary.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the years ended June 30, 2025, June 30, 2024 and June 30, 2023. For the years ended June 30, 2025, June 30, 2024 and June 30, 2023, the service cost of $207 million, $204 million, and $255 million, are included in “Administrative expenses”, respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other, net” in the consolidated statements of operations.

Table V1: Table P1: Net periodic pension Cost - SRP, RSBP & PEBP
	For the year ended June 30,
	SRP			RSBP			PEBP
(US$ in millions)	2025	2024	2023	2025	2024	2023	2025	2024	2023
Pension Plan Benefit costs
Service cost	$147	$141	$179	$33	$34	$42	$27	$29	$34
Other components
Interest cost	290	254	236	42	37	37	38	34	33
Expected return on plan assets	(319)	(292)	(290)	(63)	(58)	(56)	—	—	—
Amortization of unrecognized prior service cost	1	1	1	—	—	3	2	2	1
Amortization of unrecognized net actuarial gains	—	—	—	(15)	(15)	(6)	—	—	—
Sub total	(28)	(37)	(53)	(36)	(36)	(22)	40	36	34
Net periodic pension cost	$119	$104	$126	$(3)	$(2)	$20	$67	$65	$68
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP and PEBP for IFC for the years ended June 30, 2025 and June 30, 2024. Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the PEBP. The assets of the PEBP are mostly invested in fixed income, equity instruments and other fund investments.

Table V2: PBO, funded status and accumulated benefit obligations
	SRP		RSBP		PEBP
(US$ in millions)	2025	2024	2025	2024	2025	2024
Projected benefit obligations
Beginning of year	$5,538	$5,277	$787	$765	$734	$710
Service cost	147	141	33	34	27	29
Interest cost	290	254	42	37	38	34
Net entity transfers	31	(25)	2	(3)	—	—
Participant contributions	69	62	5	5	3	3
Benefits paid	(191)	(181)	(19)	(18)	(17)	(15)
Actuarial (gain) loss	(362)	10	(210)	(33)	(53)	(27)
End of year	5,522	5,538	640	787	732	734
Fair value of plan assets
Beginning of year	5,445	5,165	1,080	1,011	—	—
Net entity transfers	31	(25)	2	(3)	—	—
Participant contributions	69	62	5	5	—	—
Actual return on assets	524	371	105	72	—	—
Employer contributions	49	53	13	13	—	—
Benefits paid	(191)	(181)	(19)	(18)	—	—
End of year	5,927	5,445	1,186	1,080	—	—
Funded status [a]	405	(93)	546	293	(732)	(734)
Accumulated benefit obligations	$5,121	$5,106	$640	$787	$669	$665
_________
a Positive funded status is included in “Receivables and other assets” and negative funded status is included in “Payables and other liabilities” on the Balance Sheets.

As of June 30, 2025, the SRP and RSBP were overfunded by $405 million and $546 million, respectively. The PEBP, after reflecting IFC’s share of assets which are included in the Pension and Other Post-retirement Benefits receivable from IBRD ($859 million), was overfunded by $127 million.
During the fiscal years ended June 30, 2025 and June 30, 2024, there were no amendments made to the retirement benefit plans.
The following tables present the amounts included in Accumulated Other Comprehensive Income relating to Pension and Other Post-retirement Benefits:

Table V3: Amounts included in Accumulated other comprehensive income
	As of June 30, 2025
(US$ in millions)	SRP	RSBP	PEBP	Total
Net actuarial gain	$(837)	$(575)	$(110)	$(1,522)
Prior service cost	—	2	—	2
Net amount recognized in accumulated other comprehensive income	$(837)	$(573)	$(110)	$(1,520)

Table V3.1:
	As of June 30, 2024
(US$ in millions)	SRP	RSBP	PEBP	Total
Net actuarial gain	$(270)	$(338)	$(57)	$(665)
Prior service cost	1	2	2	5
Net amount recognized in accumulated other comprehensive income	$(269)	$(336)	$(55)	$(660)
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
Assumptions
The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and Management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.
The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, duration-adjusted change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year end yield of AA corporate bonds.
Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.
The following tables present the weighted-average assumptions used in determining the projected benefit obligations for the years ended June 30, 2025 and June 30, 2024 and the net periodic pension costs for the years ended June 30, 2025, June 30, 2024 and June 30, 2023:

Table V4: Weighted average assumptions used to determine projected benefit obligations
	SRP		RSBP		PEBP
(In percent, except years)	2025	2024	2025	2024	2025	2024
Discount rate	5.50	5.30	5.60	5.40	5.50	5.30
Rate of compensation increase	4.80	5.20			4.80	5.20
Health care growth rates – at end of fiscal year			6.00	5.40
Ultimate health care growth rate			4.00	4.40
Year in which ultimate rate is reached			2033	2031
Interest crediting rate	5.00	5.40	n.a	n.a	5.00	5.40

Table V5: Weighted average assumptions used to determine net periodic pension cost
	SRP			RSBP			PEBP
(In percent, except years)	2025	2024	2023	2025	2024	2023	2025	2024	2023
Discount rate	5.30	4.90	4.40	5.40	4.90	4.50	5.30	4.90	4.50
Expected return on plan assets	5.90	5.70	5.90	5.90	5.70	5.90
Rate of compensation increase	5.20	5.10	5.30				5.20	5.10	5.30
Health care growth rates – at end of fiscal year				5.40	5.40	5.80
Ultimate health care growth rate				4.40	4.20	4.40
Year in which ultimate rate is reached				2031	2031	2031
Interest crediting rate	5.40	5.20	5.40	n.a	n.a	n.a	5.40	5.20	5.40
The medical cost trend rate can significantly affect the reported post-retirement benefit income or costs and benefit obligations for the RSBP. For the fiscal year ended June 30, 2025, the net actuarial gains were primarily attributable to the decrease in the expected inflation assumption and an increase in the nominal discount rate, offset by changes in demographic experience. In addition, there was an increase in the value of the plan assets that exceeded the expected asset returns. For the fiscal year ended June 30, 2024, the actuarial gains were primarily due to an increase in the value of the plan assets in excess of expected asset returns which was partially offset by the actuarial losses attributable to the increase in inflation assumptions and demographic experience.

The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
Investment Strategy
The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the SRP and RSBP (the Plans) are invested. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the Plans. The SAA for the Plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.
The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. The last SAA review, effective July 1, 2024, resulted in an increased allocation to Credit Strategies from 6% to 7% and Real Assets from 13% to 15% while reducing the Public Equities allocation from 31% to 29% and Market Neutral Hedge Funds from 10% to 9%.
The following table presents the policy asset allocation at June 30, 2025 and the actual asset allocations at June 30, 2025 and June 30, 2024 by asset category for the SRP and RSBP.

Table V6: Policy and actual asset allocations
	SRP			RSBP
	Policy Allocation 2025 (%)	Actual Allocation %		Policy Allocation 2025 (%)	Actual Allocation %
		2025	2024		2025	2024
Asset class
Public equity	29%	25%	22%	29%	25%	23%
Fixed income and cash	20	19	19	20	20	19
Private equity	20	24	27	20	23	26
Real assets [a]	15	14	14	15	15	15
Market neutral hedge funds	9	9	9	9	9	8
Credit strategies	7	8	8	7	7	8
Other [b]	—	1	1	—	1	1
Total	100%	100%	100%	100%	100%	100%
_________
a Includes public and private real estate, infrastructure and timber. b Includes authorized investments that are outside the policy allocations primarily in hedge funds.
Significant concentrations of risk in plan assets
The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2025, the largest exposure to a single counterparty was 12% and 13% of the plan assets in SRP and RSBP, respectively (10% and 12%, respectively – June 30, 2024).
Risk management practices
Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification is central to the overall investment strategy and risk management approach for the Plans. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on an ongoing basis.
Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, are carried out on a regular basis which provides helpful information for assessing the impact on the portfolios caused by market risk factors. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.
Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles.
Fair value measurements and disclosures
All plan assets are measured at fair value on a recurring basis. The following tables present the fair value hierarchy of major categories of plan assets as of June 30, 2025 and June 30, 2024:

Table V7: Plan assets fair value hierarchy
	June 30, 2025
	SRP			RSBP
(US$ in millions)	Level 1	Level 2	Total	Level 1	Level 2	Total
Debt securities
Discount notes and time deposits	$2	$2	$4	$1	$1	$2
Securities purchased under resale agreements	32	—	32	9	—	9
Government and agency securities	743	100	843	160	23	183
Corporate and convertible bonds	—	83	83	—	18	18
Asset-backed securities	—	43	43	—	9	9
Mortgage-backed securities	—	133	133	—	25	25
Total debt securities	777	361	1,138	170	76	246
Equity securities
US common stocks	151	—	151	24	—	24
Non-US common stocks	413	—	413	93	—	93
Real estate investment trusts (REITs)	40	—	40	7	—	7
Total equity securities	604	—	604	124	—	124
Other funds at NAV [a]
Commingled funds	—	—	944	—	—	180
Private equity funds	—	—	1,397	—	—	271
Private credit	—	—	448	—	—	85
Hedge funds	—	—	561	—	—	107
Real asset funds (including real estate,infrastructure and timber)	—	—	796	—	—	169
Total other funds	—	—	4,146	—	—	812
Derivative assets/ liabilities	2	—	2	—	—	—
Other assets/ liabilities [b], net	—	—	37	—	—	4
Total Assets	$1,383	$361	$5,927	$294	$76	$1,186
_________
a Investments measured at fair value using NAV as a practical expedient have not been included under the fair value hierarchy.
b Includes receivables and payables carried at amounts that approximate fair value.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 144

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

Table V7.1:
	June 30, 2024
	SRP			RSBP
(US$ in millions)	Level 1	Level 2	Total	Level 1	Level 2	Total
Debt securities
Discount notes and time deposits	$2	$8	$10	$1	$2	$3
Securities purchased under resale agreements	46	—	46	9	—	9
Government and agency securities	534	58	592	128	11	139
Corporate and convertible bonds	—	77	77	—	17	17
Asset-backed securities	—	35	35	—	8	8
Mortgage-backed securities	—	87	87	—	19	19
Total debt securities	582	265	847	138	57	195
Equity securities
US common stocks	147	—	147	25	—	25
Non-US common stocks	421	—	421	76	—	76
Real estate investment trusts (REITs)	37	—	37	6	—	6
Total equity securities	605	—	605	107	—	107
Other funds at NAV [a]
Commingled funds	—	—	790	—	—	155
Private equity funds	—	—	1,470	—	—	276
Private credit	—	—	449	—	—	84
Hedge funds	—	—	538	—	—	103
Real asset funds (including real estate,infrastructure and timber)	—	—	726	—	—	155
Total other funds	—	—	3,973	—	—	773
Derivative assets/ liabilities	2	—	2	—	—	—
Other assets/ liabilities [b], net	—	—	18	—	—	5
Total Assets	$1,189	$265	$5,445	$245	$57	$1,080
_________
a Investments measured at fair value using NAV as a practical expedient have not been included under the fair value hierarchy.
b Includes receivables and payables carried at amounts that approximate fair value.

Valuation methods and assumptions
The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of plan assets. Investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on Management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.
Debt securities
Debt securities include discount notes, securities purchased under resale agreements, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns, domestic and foreign corporations. Debt securities also include investments in ABS such as collateralized mortgage obligations and MBS. These securities are valued by independent pricing vendors either at quoted prices in active markets or valuation techniques incorporating observable market inputs such as dealer quotes, yield curves, interest rates, volatilities, foreign exchange rates, credit curves and other market data for the same or similar securities. Some debt securities require significant unobservable inputs, involving judgement in their valuation Management believes its estimates of fair value are reasonable based on sourcing securities prices from multiple independent third-party vendors and consistent periodic reviews over valuations. Money market instruments and securities purchased under resale agreements are reported at discounted face value which approximates fair value.
Equity securities
Equity securities (including Real Estate Investment Trusts) represent investments in entities in various industries and countries. Investments in public equity listed on securities exchanges are valued at the quoted closing price on the last business day of the reporting period.
The notes to consolidated financial statements are an integral part of these statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE V – PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
Commingled funds
Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on the valuation of underlying investments.
Private equity funds
Private equity funds include investments primarily in buyout, venture, growth capital, and secondary funds across North America, Europe and Asia in a variety of sectors. Many of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Private credit funds
Private credit funds include investments primarily in several direct lending funds that provide private financing to medium-sized companies, and funds focused on opportunistic credit, specialty financing and asset-based lending. The funds with these strategies offer attractive yields with downside protection compared to public credit markets. Many of these funds are in the investment phase of their life cycle. Private credit investments do not have a readily determinable fair value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Real asset funds (including real estate, infrastructure and timber)
Real asset funds include investments in core real estate, non-core real estate investments (such as debt, value add, and opportunistic equity investments) and infrastructure. Real asset investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Hedge funds
Hedge funds consist of investments in equity fundamental, equity quantitative, fixed income arbitrage, multi strategy, macro discretionary, macro quantitative, volatility arbitrage, and merger arbitrage strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) monthly, taking into consideration the latest audited financial statements of the funds.
Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Since the reporting of those asset classes is done with a lag, management estimates are based on the latest available information considering underlying market fundamentals and significant events through the balance sheets date.
Investment in derivatives
Investment in derivatives such as equity or bond futures, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating observable market inputs.
Estimated future benefits payments
The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation:

Table V8: Expected benefit payments
(US$ in millions)	SRP	RSBP	PEBP
July 1, 2025 – June 30, 2026	$227	$15	$26
July 1, 2026 – June 30, 2027	242	16	28
July 1, 2027 – June 30, 2028	261	18	31
July 1, 2028 – June 30, 2029	277	20	33
July 1, 2029 – June 30, 2030	293	21	36
July 1, 2030 – June 30, 2035	1,734	138	220
Expected contributions
IFC’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee (PFC), which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IFC during the fiscal year beginning July 1, 2025 is $51 million and $10 million, respectively.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 146

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING ASSETS AND LIABILITIES
IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheets. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below. The gross and net positions include derivative assets of $248 million and derivative liabilities of $350 million as of June 30, 2025, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

Table W1: Gross[a] and net positions of derivative contracts
	June 30, 2025
	Gross amount presented in the consolidated balance sheets		Amounts subject to legally enforceable master netting agreements	Collateral received/pledged		Net amount
(US$ in millions)
Derivative assets	$4,702	[a]	$2,828	$310	[b]	$1,564
Resale agreements	946		204	742		—
Total assets	$5,648		$3,032	$1,052		$1,564

Derivative liabilities	$7,901	[a]	$2,828	$3,288		$1,785
Repurchase and securities lending agreements	4,586		204	4,382		—
Total liabilities	$12,487		$3,032	$7,670		$1,785

Table W1.1:
	June 30, 2024
	Gross amount presented in the consolidated balance sheets		Amounts subject to legally enforceable master netting agreements	Collateral received/pledged		Net amount
(US$ in millions)
Derivative assets	$4,351	[a]	$2,439	$468	[b]	$1,444
Resale agreements	—		—	—		—
Total assets	$4,351		$2,439	$468		$1,444

Derivative liabilities	$8,612	[a]	$2,439	$4,521		$1,652
Repurchase and securities lending agreements	1,051		—	1,050		1
Total liabilities	$9,663		$2,439	$5,571		$1,653
_________
a Gross amount presented in the consolidated balance sheets includes accrued income of $1,697 million ($1,397 million - June 30, 2024) included in receivables and other assets and accrued expenses of $1,281 million ($1,256 million - June 30, 2024) included in payables and other liabilities.

b Includes cash collateral only as of June 30, 2025 and June 30, 2024 respectively.
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (ISDA) Agreements. ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (CSA) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to-market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheets for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheets. Since October 2023, IFC started posting securities as collateral. IFC recognizes a receivable on its balance sheets for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of June 30, 2025 and June 30, 2024, no collateral received was rehypothecated under securities lending agreements.

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING ASSETS AND LIABILITIES (continued)
The table below summarizes IFC's collateral pledged and received under CSAs as of June 30, 2025, and June 30, 2024:

Table W2: Collateral pledged and received under CSA
(US$ in millions)	June 30, 2025	June 30, 2024
Cash collateral received	$346	$498
Cash collateral pledged	1,263	1,220
Trading securities pledged (fair value)	2,126	3,378
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $93 million as of June 30, 2025 ($91 million – June 30, 2024). As of June 30, 2025, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $48 million would be required to be posted against net liability positions with counterparties as of June 30, 2025 ($63 million – June 30, 2024).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and to liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements by IFC was $946 million securities held as of June 30, 2025 ($0 – June 30, 2024).
The following table presents an analysis of IFC’s repurchase agreements by (1) class of collateral pledged and (2) their remaining contractual maturity as of June 30, 2025 and June 30, 2024:

Table W3: Repurchase agreements - Categorized by remaining contractual maturity
	Remaining Contractual Maturity of the Agreements – June 30, 2025
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$995	$1,764	$1,827	$4,586
Total Repurchase agreements	$—	$995	$1,764	$1,827	$4,586
	Plus: cash collateral payable				346
	Less: accrued interest on cash collateral and repos, net.				(39)
Securities sold under repurchase agreements and payable for cash collateral received					$4,893

Table W3.1:
	Remaining Contractual Maturity of the Agreements – June 30, 2024
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$191	$331	$529	$1,051
Total Repurchase agreements	$—	$191	$331	$529	$1,051
	Plus cash collateral payable				498
	Less: accrued interest on cash collateral and repos, net.				(8)
Securities sold under repurchase agreements and payable for cash collateral received					$1,541
As of both June 30, 2025 and June 30, 2024, IFC has no repurchase-to-maturity transactions nor securities lending transactions outstanding.
NOTE X – CONTINGENCIES
From time to time, IFC may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IFC has been named as a defendant or co-defendant, as of and for the fiscal year ended June 30, 2025, is not expected to have a material adverse effect on IFC's financial position, results of operations or cash flows.
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 148

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2024
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
25_06XXXXX	AUD	125,000,000	82,475,000	3.20	24-Jul-24
25_09XXXXX	AUD	100,000,000	65,620,000	3.15	26-Jul-24
25_12XXXXX	AUD	25,000,000	16,321,250	3.64	01-Aug-24
25_18XXXXX	AUD	50,000,000	32,877,500	3.64	09-Aug-24
	Sum Of Notional	300,000,000	197,293,750
25_10XXXXX	AZN	43,000,000	25,294,118	6.75	30-Jul-24
25_25XXXXX	AZN	68,000,000	40,000,000	6.60	03-Sep-24
	Sum Of Notional	111,000,000	65,294,118
25_15XXXXX	BRL	75,000,000	13,038,830	10.75	02-Aug-24
25_14XXXXX	BRL	75,000,000	13,092,661	—	05-Aug-24
25_19XXXXX	BRL	50,000,000	9,078,117	10.75	12-Aug-24
25_20XXXXX	BRL	50,000,000	9,137,343	10.75	19-Aug-24
25_40XXXXX	BRL	50,000,000	9,132,587	10.75	26-Sep-24
	Sum Of Notional	300,000,000	53,479,538
25_02XXXXX	GBP	500,000,000	640,400,000	4.25	10-Jul-24
25_05XXXXX	GBP	35,000,000	45,468,500	4.25	18-Jul-24
25_08XXXXX	GBP	50,000,000	64,377,500	5.50	25-Jul-24
25_11XXXXX	GBP	25,000,000	32,138,750	4.25	30-Jul-24
25_13XXXXX	GBP	75,000,000	95,853,750	5.50	01-Aug-24
25_16XXXXX	GBP	45,000,000	57,096,000	4.25	06-Aug-24
25_17XXXXX	GBP	25,000,000	31,726,250	5.50	08-Aug-24
25_21XXXXX	GBP	250,000,000	326,012,500	4.13	21-Aug-24
25_24XXXXX	GBP	25,000,000	32,931,250	4.25	30-Aug-24
25_29XXXXX	GBP	125,000,000	163,493,750	4.13	09-Sep-24
25_31XXXXX	GBP	300,000,000	391,545,000	3.88	12-Sep-24
25_32XXXXX	GBP	90,000,000	118,903,500	4.13	17-Sep-24
25_36XXXXX	GBP	25,000,000	33,211,250	4.25	20-Sep-24
	Sum Of Notional	1,570,000,000	2,033,158,000
25_03XXXXX	MXN	250,000,000	14,017,382	7.75	10-Jul-24
	Sum Of Notional	250,000,000	14,017,382
25_500XXXX	RWF	13,293,000,000	10,109,130	10.50	26-Jul-24
	Sum Of Notional	13,293,000,000	10,109,130
25_30XXXXX	SEK	2,600,000,000	250,955,562	2.13	12-Sep-24
25_33XXXXX	SEK	400,000,000	39,306,437	2.13	18-Sep-24
	Sum Of Notional	3,000,000,000	290,261,999
24_126XXXX	USD	2,000,000,000	2,000,000,000	4.25	02-Jul-24
25_01XXXXX	USD	50,000,000	50,000,000	4.71	09-Jul-24
25_07XXXXX	USD	50,000,000	50,000,000	4.30	25-Jul-24
25_22XXXXX	USD	25,000,000	25,000,000	3.92	22-Aug-24
25_23XXXXX	USD	15,000,000	15,000,000	3.91	23-Aug-24
25_26XXXXX	USD	12,000,000	12,000,000	3.92	29-Aug-24
25_27XXXXX	USD	800,000,000	800,000,000	5.24	29-Aug-24
25_28XXXXX	USD	100,000,000	100,000,000	5.24	06-Sep-24
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 149

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
25_35XXXXX	USD	150,000,000	150,000,000	3.58	19-Sep-24
25_34XXXXX	USD	65,000,000	65,000,000	3.55	20-Sep-24
25_37XXXXX	USD	50,000,000	50,000,000	3.58	24-Sep-24
25_38XXXXX	USD	150,000,000	150,000,000	3.68	25-Sep-24
25_39XXXXX	USD	50,000,000	50,000,000	3.55	25-Sep-24
25_41XXXXX	USD	50,000,000	50,000,000	3.56	30-Sep-24
	Sum Of Notional	3,567,000,000	3,567,000,000
25_04XXXXX	UZS	325,000,000,000	25,791,440	17.50	19-Jul-24
25_501XXXX	UZS	250,820,790,000	19,843,401	16.95	08-Aug-24
	Sum Of Notional	575,820,790,000	45,634,841

TOTAL NEW MARKET BORROWINGS			6,276,248,758

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
20_04XXXXX	AUD	750,000,000	499,650,000	1.45	22-Jul-24
22_13XXXXX	AUD	350,000,000	233,170,000	1.45	22-Jul-24
22_65XXXXX	AUD	200,000,000	133,240,000	1.45	22-Jul-24
	Sum Of Notional	1,300,000,000	866,060,000
19_201XXXX	BRL	200,000,000	36,381,496	6.75	27-Aug-24
21_175XXXX	BRL	50,000,000	9,095,374	6.75	27-Aug-24
21_98XXXXX	BRL	100,000,000	18,190,748	6.75	27-Aug-24
22_26XXXXX	BRL	50,000,000	9,095,374	6.75	27-Aug-24
	Sum Of Notional	400,000,000	72,762,992
20_34XXXXX	CAD	750,000,000	552,221,772	1.38	13-Sep-24
	Sum Of Notional	750,000,000	552,221,772
24_02XXXXX	CLP	8,600,000,000	9,200,026	7.52	05-Jul-24
	Sum Of Notional	8,600,000,000	9,200,026
23_42XXXXX	CNY	300,000,000	41,311,787	2.68	15-Jul-24
23_37XXXXX	CNY	300,000,000	42,465,850	2.37	19-Sep-24
	Sum Of Notional	600,000,000	83,777,637
24_10XXXXX	HKD	300,000,000	38,554,712	4.65	05-Aug-24
24_19XXXXX	HKD	120,000,000	15,391,818	4.60	22-Aug-24
	Sum Of Notional	420,000,000	53,946,530
23_02XXXXX	HUF	22,000,000,000	61,367,662	9.50	15-Jul-24
23_05XXXXX	HUF	30,000,000,000	82,738,079	11.00	25-Jul-24
	Sum Of Notional	52,000,000,000	144,105,741
15_78_B3XX	JPY	500,000,000	3,095,113	2.75	10-Jul-24
14_111_B1X	JPY	500,000,000	3,094,921	3.00	11-Jul-24
	Sum Of Notional	1,000,000,000	6,190,034
19_519XXXX	KZT	659,769,257	1,381,716	8.30	18-Jul-24
22_36XXXXX	KZT	7,500,000,000	15,600,300	8.50	16-Sep-24
22_57XXXXX	KZT	3,500,000,000	7,280,140	8.50	16-Sep-24
	Sum Of Notional	11,659,769,257	24,262,156
22_25_B1XX	MXN	1,000,000,000	51,410,313	—	23-Aug-24
	Sum Of Notional	1,000,000,000	51,410,313
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 150

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
20_09XXXXX	NZD	600,000,000	352,920,000	1.75	29-Jul-24
20_197XXXX	NZD	65,000,000	38,233,000	1.75	29-Jul-24
	Sum Of Notional	665,000,000	391,153,000
18_718_1XX	PHP	165,641,920	2,982,927	6.34	19-Sep-24
	Sum Of Notional	165,641,920	2,982,927
23_09XXXXX	RON	90,000,000	19,757,206	8.15	08-Aug-24
	Sum Of Notional	90,000,000	19,757,206
21_213XXXX	USD	100,000,000	100,000,000	0.38	01-Jul-24
23_44XXXXX	USD	50,000,000	50,000,000	4.42	17-Jul-24
24_12XXXXX	USD	12,000,000	12,000,000	5.10	09-Aug-24
15_20XXXXX	USD	100,000,000	100,000,000	2.70	20-Aug-24
21_150XXXX	USD	30,000,000	30,000,000	0.25	22-Aug-24
23_57XXXXX	USD	10,000,000	10,000,000	4.70	28-Aug-24
23_151XXXX	USD	100,000,000	100,000,000	4.33	03-Sep-24
22_23XXXXX	USD	75,000,000	75,000,000	0.47	03-Sep-24
22_32XXXXX	USD	25,000,000	25,000,000	0.43	10-Sep-24
22_41XXXXX	USD	35,000,000	35,000,000	0.44	23-Sep-24
	Sum Of Notional	537,000,000	537,000,000

TOTAL MATURED MARKET BORROWINGS			2,814,830,334

Matured IBRD and IDA Borrowings
15_30XXXXX	USD	33,910,760	33,910,760	1.84	16-Sep-24
	Sum Of Notional	33,910,760	33,910,760

TOTAL MATURED IBRD AND IDA BORROWINGS			33,910,760

Net increase in Short-term Borrowings for the quarter ended September 30, 2024			25,458,522

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 151

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2024
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
25_47XXXXX	AUD	14,000,000	9,375,100	4.20	17-Oct-24
25_55XXXXX	AUD	24,000,000	15,618,000	5.73	29-Nov-24
25_58XXXXX	AUD	700,000,000	450,695,000	4.90	05-Dec-24
	Sum Of Notional	738,000,000	475,688,100
25_503XXXX	AZN	33,999,000	19,999,412	7.55	16-Dec-24
	Sum Of Notional	33,999,000	19,999,412
25_46XXXXX	BRL	325,000,000	57,492,106	10.75	16-Oct-24
25_50XXXXX	BRL	100,000,000	17,572,839	10.75	23-Oct-24
25_59XXXXX	BRL	100,000,000	16,421,035	10.75	09-Dec-24
	Sum Of Notional	525,000,000	91,485,980
25_60XXXXX	CLP	15,000,000,000	15,436,863	5.00	10-Dec-24
	Sum Of Notional	15,000,000,000	15,436,863
25_49XXXXX	CNY	638,000,000	89,596,675	2.00	22-Oct-24
25_57XXXXX	CNY	553,000,000	76,129,903	2.00	06-Dec-24
	Sum Of Notional	1,191,000,000	165,726,578
25_43XXXXX	GBP	125,000,000	163,643,750	4.13	10-Oct-24
25_48XXXXX	GBP	25,000,000	32,556,250	4.13	21-Oct-24
	Sum Of Notional	150,000,000	196,200,000
25_56XXXXX	MNT	102,500,000,000	29,970,760	9.20	29-Nov-24
	Sum Of Notional	102,500,000,000	29,970,760
25_502XXXX	RWF	17,991,480,000	13,108,069	10.50	13-Nov-24
	Sum Of Notional	17,991,480,000	13,108,069
25_61XXXXX	SEK	2,000,000,000	182,980,943	2.31	17-Dec-24
	Sum Of Notional	2,000,000,000	182,980,943
25_42XXXXX	USD	165,000,000	165,000,000	5.30	03-Oct-24
25_44XXXXX	USD	120,000,000	120,000,000	5.30	11-Oct-24
25_45XXXXX	USD	25,000,000	25,000,000	3.96	17-Oct-24
25_51YYYYY	USD	50,000,000	50,000,000	5.30	28-Oct-24
25_52XXXXX	USD	100,000,000	100,000,000	4.52	13-Nov-24
25_53XXXXX	USD	40,000,000	40,000,000	4.33	14-Nov-24
25_54XXXXX	USD	50,000,000	50,000,000	4.60	20-Nov-24
25_62XXXXX	USD	90,000,000	90,000,000	4.16	20-Dec-24
	Sum Of Notional	640,000,000	640,000,000

TOTAL NEW MARKET BORROWINGS			1,830,596,705
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
20_64XXXXX	AUD	2,594,000	1,713,467	0.81	28-Oct-24
	Sum Of Notional	2,594,000	1,713,467
24_30XXXXX	AZN	17,000,000	10,000,000	6.00	06-Dec-24
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 152

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
24_37XXXXX	AZN	18,700,000	11,000,000	6.00	06-Dec-24
	Sum Of Notional	35,700,000	21,000,000
20_53XXXXX	BRL	20,000,000	3,479,350	3.50	13-Nov-24
18_109XXXX	BRL	46,000,000	7,937,741	0.50	18-Nov-24
21_59_B1XX	BRL	59,900,000	10,424,280	—	19-Nov-24
	Sum Of Notional	125,900,000	21,841,371
21_103XXXX	CLP	25,000,000,000	25,238,504	0.50	23-Dec-24
22_110XXXX	CLP	25,000,000,000	25,238,504	0.50	23-Dec-24
	Sum Of Notional	50,000,000,000	50,477,008
24_39XXXXX	CNY	652,000,000	91,643,182	3.00	15-Oct-24
24_54XXXXX	CNY	537,000,000	74,244,079	2.45	12-Nov-24
	Sum Of Notional	1,189,000,000	165,887,261
Medium and Long-Term Matured Market Borrowings
23_13XXXXX	GBP	250,000,000	317,675,000	2.88	18-Dec-24
	Sum Of Notional	250,000,000	317,675,000
20_579XXXX	GEL	100,000,000	35,842,294	9.41	27-Dec-24
	Sum Of Notional	100,000,000	35,842,294
24_51XXXXX	HKD	100,000,000	12,863,887	4.50	08-Nov-24
	Sum Of Notional	100,000,000	12,863,887
15_508XXXX	INR	1,500,000,000.00	17,844,928	7.97	19-Oct-24
15_510YYYY	INR	1,280,000,000	15,186,659	6.30	25-Nov-24
17_510XXXX	INR	6,670,000,000	79,136,733	6.30	25-Nov-24
17_510_2XX	INR	5,000,000,000	59,322,889	6.30	25-Nov-24
17_510_3XX	INR	1,000,000,000.00	11,864,578	6.30	25-Nov-24
17_510_4XX	INR	10,100,000,000.00	119,832,235	6.30	25-Nov-24
17_510_5XX	INR	6,100,000,000.00	72,373,924	6.30	25-Nov-24
18_510XXXX	INR	10,000,000,000	118,645,777	6.30	25-Nov-24
18_510_2XX	INR	5,500,000,000	65,255,177	6.30	25-Nov-24
18_510_3XX	INR	3,200,000,000	37,966,649	6.30	25-Nov-24
	Sum Of Notional	50,350,000,000	597,429,549
15_70XXXXX	JPY	400,000,000	2,603,065	0.10	18-Dec-24
	Sum Of Notional	400,000,000	2,603,065
24_654XXXX	KZT	822,294,000	1,569,263	13.90	17-Dec-24
	Sum Of Notional	822,294,000	1,569,263
22_549XXXX	LKR	90,918,180	312,702	8.00	16-Dec-24
	Sum Of Notional	90,918,180	312,702
20_63XXXXX	NOK	500,000,000	45,634,595	1.63	29-Oct-24
20_74XXXXX	NOK	250,000,000	22,817,297	1.63	29-Oct-24
	Sum Of Notional	750,000,000	68,451,892
20_47XXXXX	PEN	35,000,000	9,395,847	3.25	07-Oct-24

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 153

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
	Sum Of Notional	35,000,000	9,395,847
20_69XXXXX	RON	14,900,000	3,252,884	2.85	01-Nov-24
	Sum Of Notional	14,900,000	3,252,884
22_78XXXXX	RUB	581,000,000	5,927,967	7.25	12-Nov-24
	Sum Of Notional	581,000,000	5,927,967
20_52XXXXX	USD	2,000,000,000	2,000,000,000	1.38	16-Oct-24
20_65XXXXX	USD	2,695,000	2,695,000	1.20	28-Oct-24
21_63XXXXX	USD	25,000,000	25,000,000	0.39	04-Nov-24
21_72XXXXX	USD	50,000,000	50,000,000	0.43	19-Nov-24
22_100XXXX	USD	100,000,000	100,000,000	0.91	02-Dec-24
23_45XXXXX	USD	25,000,000	25,000,000	4.63	24-Oct-24
22_69XXXXX	USD	25,000,000	25,000,000	0.68	29-Oct-24
	Sum Of Notional	14,900,000	3,252,884
22_78XXXXX	RUB	581,000,000	5,927,967	7.25	12-Nov-24
	Sum Of Notional	581,000,000	5,927,967
20_52XXXXX	USD	2,000,000,000	2,000,000,000	1.38	16-Oct-24
20_65XXXXX	USD	2,695,000	2,695,000	1.20	28-Oct-24
21_63XXXXX	USD	25,000,000	25,000,000	0.39	04-Nov-24
21_72XXXXX	USD	50,000,000	50,000,000	0.43	19-Nov-24
22_100XXXX	USD	100,000,000	100,000,000	0.91	02-Dec-24
23_45XXXXX	USD	25,000,000	25,000,000	4.63	24-Oct-24
22_69XXXXX	USD	25,000,000	25,000,000	0.68	29-Oct-24
23_52_B1XX	USD	15,120,000	15,120,000	5.00	15-Nov-24
24_50_B1XX	USD	100,000,000	100,000,000	5.45	29-Nov-24
	Sum Of Notional	2,342,815,000	2,342,815,000
20_71XXXXX	UYU	120,000,000	2,880,115	10.00	04-Nov-24
	Sum Of Notional	120,000,000	2,880,115
22_55XXXXX	UZS	425,000,000,000	33,196,750	11.00	18-Oct-24
	Sum Of Notional	425,000,000,000	33,196,750
16_77XXXXX	ZAR	1,000,000,000	55,444,820	8.72	10-Dec-24
	Sum Of Notional	1,000,000,000	55,444,820

TOTAL MATURED MARKET BORROWINGS			3,750,580,142

Net increase in Short-term Borrowings for the quarter ended December 31, 2024			400,570,834
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 154

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2025
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
25_70XXXXX	AUD	1,000,000,000	619,750,000	4.45	17-Jan-25
25_102XXXX	AUD	1,200,000,000	746,220,000	4.50	28-Feb-25
	Sum Of Notional	2,200,000,000	1,365,970,000
25_85XXXXX	AZN	12,000,000	7,058,824	7.50	10-Feb-25
	Sum Of Notional	12,000,000	7,058,824
25_64XXXXX	BRL	325,000,000	54,050,458	11.50	16-Jan-25
25_69XXXXX	BRL	200,000,000	33,261,820	10.75	16-Jan-25
25_78XXXXX	BRL	100,000,000	17,071,838	—	29-Jan-25
25_91XXXXX	BRL	75,000,000	13,129,677	10.75	18-Feb-25
25_101XXXX	BRL	350,000,000	60,303,239	12.75	27-Feb-25
25_110XXXX	BRL	250,000,000	43,109,023	12.75	13-Mar-25
	Sum Of Notional	1,300,000,000	220,926,055
25_76XXXXX	CHF	155,000,000	170,161,379	0.64	12-Feb-25
	Sum Of Notional	155,000,000	170,161,379
25_73XXXXX	COP	225,000,000,000	52,120,735	10.00	22-Jan-25
	Sum Of Notional	225,000,000,000	52,120,735
25_96XXXXX	DOP	250,000,000	4,010,266	7.50	26-Feb-25
	Sum Of Notional	250,000,000	4,010,266
25_72XXXXX	GBP	750,000,000	914,700,000	4.50	17-Jan-25
25_79XXXXX	GBP	65,000,000	80,726,750	4.50	29-Jan-25
25_81XXXXX	GBP	25,000,000	31,025,000	4.25	31-Jan-25
25_88XXXXX	GBP	25,000,000	31,187,500	4.50	13-Feb-25
25_94XXXXX	GBP	25,000,000	31,523,750	4.50	20-Feb-25
25_106XXXX	GBP	100,000,000	127,410,000	4.25	04-Mar-25
25_107XXXX	GBP	135,000,000	173,110,500	4.50	05-Mar-25
25_109XXXX	GBP	100,000,000	129,565,000	4.25	13-Mar-25
25_118XXXX	GBP	120,000,000	155,598,000	4.25	24-Mar-25
	Sum Of Notional	1,345,000,000	1,674,846,500
25_97XXXXX	HKD	100,000,000	12,862,977	3.67	27-Feb-25
25_99XXXXX	HKD	100,000,000	12,862,977	3.71	27-Feb-25
25_114XXXX	HKD	400,000,000	51,465,811	3.46	20-Mar-25
25_117XXXX	HKD	300,000,000	38,594,392	3.51	24-Mar-25
	Sum Of Notional	900,000,000	115,786,157
25_66XXXXX	MXN	250,000,000	12,050,516	7.75	21-Jan-25
25_84XXXXX	MXN	2,000,000,000	97,880,639	—	04-Feb-25
25_87XXXXX	MXN	105,000,000	5,107,712	9.00	12-Feb-25
	Sum Of Notional	2,355,000,000	115,038,867
25_71XXXXX	NOK	2,000,000,000	177,716,170	4.16	22-Jan-25
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 155

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
	Sum Of Notional	2,000,000,000	177,716,170
25_98XXXXX	RON	60,000,000	12,645,689	6.00	26-Feb-25
	Sum Of Notional	60,000,000	12,645,689
25_83XXXXX	SEK	500,000,000	45,236,997	1.13	04-Feb-25
	Sum Of Notional	500,000,000	45,236,997
25_63XXXXX	USD	40,000,000	40,000,000	4.54	15-Jan-25
25_65XXXXX	USD	465,000,000	465,000,000	4.75	16-Jan-25
25_68XXXXX	USD	185,000,000	185,000,000	4.50	16-Jan-25
25_67XXXXX	USD	32,000,000	32,000,000	4.64	17-Jan-25
25_75XXXXX	USD	2,000,000,000	2,000,000,000	4.50	21-Jan-25
25_74XXXXX	USD	50,000,000	50,000,000	4.67	23-Jan-25
25_80XXXXX	USD	300,000,000	300,000,000	4.75	29-Jan-25
25_77XXXXX	USD	50,000,000	50,000,000	5.39	05-Feb-25
25_86XXXXX	USD	50,000,000	50,000,000	4.30	07-Feb-25
25_89XXXXX	USD	1,000,000,000	1,000,000,000	4.70	13-Feb-25
25_90XXXXX	USD	200,000,000	200,000,000	4.50	14-Feb-25
25_92XXXXX	USD	50,000,000	50,000,000	4.55	18-Feb-25
25_93XXXXX	USD	100,000,000	100,000,000	4.77	25-Feb-25
25_95XXXXX	USD	30,000,000	30,000,000	4.71	26-Feb-25
25_100XXXX	USD	100,000,000	100,000,000	4.85	27-Feb-25
25_104XXXX	USD	100,000,000	100,000,000	4.83	28-Feb-25
25_103XXXX	USD	22,000,000	22,000,000	4.80	04-Mar-25
25_108XXXX	USD	150,000,000	150,000,000	4.70	05-Mar-25
25_111XXXX	USD	100,000,000	100,000,000	4.38	13-Mar-25
25_112XXXX	USD	50,000,000	50,000,000	4.57	17-Mar-25
25_113XXXX	USD	50,000,000	50,000,000	4.59	19-Mar-25
25_116XXXX	USD	40,000,000	40,000,000	4.05	21-Mar-25
25_115XXXX	USD	9,000,000	9,000,000	3.92	24-Mar-25
25_119XXXX	USD	50,000,000	50,000,000	4.70	24-Mar-25
25_120XXXX	USD	150,000,000	150,000,000	4.00	27-Mar-25
25_121XXXX	USD	200,000,000	200,000,000	4.70	31-Mar-25
	Sum Of Notional	5,573,000,000	5,573,000,000
25_82XXXXX	UZS	260,000,000,000	20,022,610	15.00	05-Feb-25
	Sum Of Notional	260,000,000,000	20,022,610
25_105XXXX	ZAR	500,000,000	26,979,849	8.25	04-Mar-25
	Sum Of Notional	500,000,000	26,979,849

TOTAL NEW MARKET BORROWINGS			9,581,520,098
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
23_600_1XX	AZN	4,372,740	2,572,200	6.00	15-Jan-25
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 156

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
23_600_2XX	AZN	4,129,810	2,429,300	6.00	15-Jan-25
	Sum Of Notional	8,502,550	5,001,500
20_589XXXX	BDT	800,000,000	6,584,362	7.10	12-Feb-25
	Sum Of Notional	800,000,000	6,584,362
16_134XXXX	BRL	30,000,000	5,180,274	—	10-Mar-25
	Sum Of Notional	30,000,000	5,180,274
18_216XXXX	CNY	18,600,000	2,545,853	3.85	10-Feb-25
	Sum Of Notional	18,600,000	2,545,853
24_79XXXXX	DOP	500,000,000	8,020,533	7.50	26-Feb-25
	Sum Of Notional	500,000,000	8,020,533
19_54XXXXX	GBP	500,000,000	645,975,000	1.38	07-Mar-25
20_42XXXXX	GBP	225,000,000	290,688,750	1.38	07-Mar-25
22_33XXXXX	GBP	50,000,000	64,597,500	1.38	07-Mar-25
22_45XXXXX	GBP	25,000,000	32,298,750	1.38	07-Mar-25
22_47XXXXX	GBP	30,000,000	38,758,500	1.38	07-Mar-25
22_49XXXXX	GBP	30,000,000	38,758,500	1.38	07-Mar-25
22_54XXXXX	GBP	50,000,000	64,597,500	1.38	07-Mar-25
22_56XXXXX	GBP	25,000,000	32,298,750	1.38	07-Mar-25
22_66XXXXX	GBP	65,000,000	83,976,750	1.38	07-Mar-25
	Sum Of Notional	1,000,000,000	1,291,950,000
24_31XXXXX	HKD	90,000,000	11,583,235	4.32	11-Mar-25
24_33XXXXX	HKD	300,000,000	38,602,338	4.43	13-Mar-25
	Sum Of Notional	390,000,000	50,185,573
15_81XXXXX	JPY	1,000,000,000	6,467,678	0.10	03-Feb-25
15_82XXXXX	JPY	500,000,000	3,233,839	0.10	03-Feb-25
15_112XXXX	JPY	600,000,000	4,049,676	0.10	13-Mar-25
15_132XXXX	JPY	300,000,000	2,002,938	0.98	19-Mar-25
15_133XXXX	JPY	1,100,000,000	7,352,450	0.10	24-Mar-25
15_134XXXX	JPY	500,000,000	3,342,023	0.10	24-Mar-25
	Sum Of Notional	4,000,000,000	26,448,604
19_519XXXX	KZT	659,769,257	1,259,522	8.30	21-Jan-25
	Sum Of Notional	659,769,257	1,259,522
19_147XXXX	MXN	20,000,000	971,128	—	06-Feb-25
21_127_B1X	MXN	1,560,000,000	75,613,084	—	10-Feb-25
19_186XXXX	MXN	100,000,000	4,908,228	—	14-Feb-25
	Sum Of Notional	1,680,000,000	81,492,440
18_718_1XX	PHP	165,641,920	2,893,839	6.34	20-Mar-25
	Sum Of Notional	165,641,920	2,893,839
20_167XXXX	SEK	3,000,000,000	297,128,255	0.38	24-Mar-25
20_172XXXX	SEK	450,000,000	44,569,238	0.38	24-Mar-25
	Sum Of Notional	3,450,000,000	341,697,493
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 157

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_105XXXX	TRY	30,000,000	824,222	—	24-Feb-25
15_128XXXX	TRY	30,000,000	824,221	—	24-Feb-25
16_132XXXX	TRY	250,000,000	6,868,509	—	24-Feb-25
16_164XXXX	TRY	100,000,000	2,747,404	—	24-Feb-25
16_175XXXX	TRY	100,000,000	2,747,404	—	24-Feb-25
16_189XXXX	TRY	200,000,000	5,494,807	—	24-Feb-25
16_20XXXXX	TRY	30,000,000	824,221	—	24-Feb-25
16_27XXXXX	TRY	200,000,000	5,494,807	—	24-Feb-25
16_39XXXXX	TRY	160,000,000	4,395,846	—	24-Feb-25
16_54XXXXX	TRY	200,000,000	5,494,807	—	24-Feb-25
16_69XXXXX	TRY	200,000,000	5,494,807	—	24-Feb-25
16_81XXXXX	TRY	100,000,000	2,747,404	—	24-Feb-25
16_92XXXXX	TRY	300,000,000	8,242,211	—	24-Feb-25
17_03XXXXX	TRY	100,000,000	2,747,404	—	24-Feb-25
17_22XXXXX	TRY	200,000,000	5,494,807	—	24-Feb-25
18_29XXXXX	TRY	50,000,000	1,373,702	—	24-Feb-25
	Sum Of Notional	2,250,000,000	61,816,583
20_112XXXX	USD	50,000,000	50,000,000	1.80	08-Jan-25
20_115XXXX	USD	50,000,000	50,000,000	1.68	10-Jan-25
22_105XXXX	USD	50,000,000	50,000,000	1.08	13-Jan-25
22_108XXXX	USD	25,000,000	25,000,000	1.04	21-Jan-25
20_141XXXX	USD	100,000,000	100,000,000	1.56	13-Feb-25
23_101YYYY	USD	5,000,000	5,000,000	9.51	18-Feb-25
21_154XXXX	USD	25,000,000	25,000,000	0.35	26-Feb-25
22_43XXXXX	USD	50,000,000	50,000,000	0.60	28-Feb-25
	Sum Of Notional	355,000,000	355,000,000
23_108XXXX	UZS	434,000,000,000	33,601,266	16.00	21-Feb-25
22_130XXXX	UZS	108,371,000,000	8,404,110	10.20	28-Feb-25
22_134XXXX	UZS	108,924,000,000	8,431,721	10.20	07-Mar-25
	Sum Of Notional	651,295,000,000	50,437,097

TOTAL MATURED MARKET BORROWINGS			2,290,513,673

Matured IBRD and IDA Borrowings
15_30XXXXX	USD	27,358,250	27,358,250	1.84	17-Mar-25
	Sum Of Notional	27,358,250	27,358,250

TOTAL MATURED IBRD AND IDA BORROWINGS			27,358,250

Net decrease in Short-term Borrowings for the quarter ended March 31, 2025			415,177,292

The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 158

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2025
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
25_133XXXX	AUD	150,000,000	97,162,500	3.20	07-May-25
25_141XXXX	AUD	100,000,000	64,165,000	4.60	22-May-25
	Sum Of Notional	250,000,000	161,327,500
25_135XXXX	BRL	225,000,000	39,648,625	10.75	13-May-25
	Sum Of Notional	225,000,000	39,648,625
25_127XXXX	GBP	100,000,000	132,650,000	4.00	16-Apr-25
25_131XXXX	GBP	600,000,000	800,760,000	3.88	07-May-25
25_136XXXX	GBP	50,000,000	66,455,000	3.88	16-May-25
25_142XXXX	GBP	150,000,000	202,455,000	3.88	23-May-25
25_147XXXX	GBP	200,000,000	270,130,000	3.88	10-Jun-25
	Sum Of Notional	1,100,000,000	1,472,450,000
25_123XXXX	HKD	100,000,000	12,850,580	3.50	02-Apr-25
25_132XXXX	HKD	5,000,000,000	643,347,465	3.12	08-May-25
25_139XXXX	HKD	200,000,000	25,544,415	2.63	21-May-25
25_153XXXX	HKD	700,000,000	89,171,975	2.82	25-Jun-25
	Sum Of Notional	6,000,000,000	770,914,435
25_130XXXX	NOK	1,500,000,000	144,892,538	3.97	08-May-25
25_134XXXX	NOK	2,000,000,000	191,876,892	3.97	13-May-25
	Sum Of Notional	3,500,000,000	336,769,430
25_504XXXX	RON	80,325,000	17,997,580	8.20	19-May-25
	Sum Of Notional	80,325,000	17,997,580
25_122XXXX	USD	50,000,000	50,000,000	5.04	02-Apr-25
25_124XXXX	USD	100,000,000	100,000,000	4.72	09-Apr-25
25_126XXXX	USD	50,000,000	50,000,000	4.80	16-Apr-25
25_128XXXX	USD	100,000,000	100,000,000	4.61	17-Apr-25
25_129XXXX	USD	50,000,000	50,000,000	8.00	21-Apr-25
25_137XXXX	USD	30,000,000	30,000,000	4.17	19-May-25
25_138XXXX	USD	30,000,000	30,000,000	4.43	20-May-25
25_140XXXX	USD	24,000,000	24,000,000	5.07	29-May-25
25_144XXXX	USD	35,000,000	35,000,000	4.61	04-Jun-25
25_143XXXX	USD	35,000,000	35,000,000	4.85	10-Jun-25
25_146XXXX	USD	40,000,000	40,000,000	4.88	11-Jun-25
25_148XXXX	USD	100,000,000	100,000,000	4.61	11-Jun-25
25_145XXXX	USD	29,000,000	29,000,000	4.90	12-Jun-25
25_151XXXX	USD	30,000,000	30,000,000	4.58	17-Jun-25
25_152XXXX	USD	100,000,000	100,000,000	3.99	18-Jun-25
25_149XXXX	USD	50,000,000	50,000,000	5.50	23-Jun-25
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 159

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
25_154XXXX	USD	2,000,000,000	2,000,000,000	3.88	30-Jun-25
	Sum Of Notional	2,853,000,000	2,853,000,000
25_125XXXX	UZS	195,000,000,000	15,030,860	13.83	10-Apr-25
	Sum Of Notional	195,000,000,000	15,030,860
25_150XXXX	ZAR	3,168,000,000	176,114,964	—	13-Jun-25
	Sum Of Notional	3,168,000,000	176,114,964
TOTAL NEW MARKET BORROWINGS			5,843,253,394
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_119XXXX	AUD	125,000,000	79,218,750	4.00	03-Apr-25
15_168XXXX	AUD	50,000,000	31,687,500	4.00	03-Apr-25
15_46XXXXX	AUD	250,000,000	158,437,500	4.00	03-Apr-25
15_51XXXXX	AUD	150,000,000	95,062,500	4.00	03-Apr-25
15_63XXXXX	AUD	100,000,000	63,375,000	4.00	03-Apr-25
15_75XXXXX	AUD	125,000,000	79,218,750	4.00	03-Apr-25
16_13XXXXX	AUD	50,000,000	31,687,500	4.00	03-Apr-25
16_44XXXXX	AUD	25,000,000	15,843,750	4.00	03-Apr-25
16_52XXXXX	AUD	25,000,000	15,843,750	4.00	03-Apr-25
16_53XXXXX	AUD	25,000,000	15,843,750	4.00	03-Apr-25
16_58XXXXX	AUD	50,000,000	31,687,500	4.00	03-Apr-25
16_64XXXXX	AUD	25,000,000	15,843,750	4.00	03-Apr-25
16_87XXXXX	AUD	50,000,000	31,687,500	4.00	03-Apr-25
16_89XXXXX	AUD	25,000,000	15,843,750	4.00	03-Apr-25
19_56XXXXX	AUD	100,000,000	63,375,000	4.00	03-Apr-25
20_162XXXX	AUD	75,000,000	47,531,250	4.00	03-Apr-25
22_103XXXX	AUD	100,000,000	63,375,000	4.00	03-Apr-25
22_98XXXXX	AUD	50,000,000	31,687,500	4.00	03-Apr-25
23_18XXXXX	AUD	100,000,000	63,375,000	4.00	03-Apr-25
	Sum Of Notional	1,500,000,000	950,625,000
20_206XXXX	CNY	72,000,000	10,049,830	—	30-Jun-25
21_05XXXXX	CNY	38,500,000	5,373,867	—	30-Jun-25
	Sum Of Notional	110,500,000	15,423,697
19_227XXXX	EUR	113,000,000	121,983,500	—	02-Apr-25
	Sum Of Notional	113,000,000	121,983,500
20_631XXXX	GEL	100,000,000	36,337,209	9.49	14-Apr-25
	Sum Of Notional	100,000,000	36,337,209
24_122XXXX	HKD	200,000,000	25,477,869	4.25	11-Jun-25
22_152XXXX	HKD	200,000,000	25,477,869	3.18	23-Jun-25
22_153XXXX	HKD	200,000,000	25,480,141	3.29	23-Jun-25
	Sum Of Notional	400,000,000	76,435,879
15_149XXXX	JPY	300,000,000	2,096,436	1.28	14-Apr-25
The notes to consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 160

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_156XXXX	JPY	450,000,000	3,136,544	0.10	28-Apr-25
15_161XXXX	JPY	300,000,000	2,055,780	2.38	14-May-25
	Sum Of Notional	1,050,000,000	7,288,760
24_654XXXX	KZT	822,294,000	1,603,381	13.90	16-Jun-25
	Sum Of Notional	822,294,000	1,603,381
21_691XXXX	RON	80,325,000	17,997,580	2.29	19-May-25
	Sum Of Notional	80,325,000	17,997,580
20_205XXXX	RUB	322,200,000	4,103,936	3.50	30-Jun-25
	Sum Of Notional	322,200,000	4,103,936
18_292XXXX	SEK	500,000,000	50,834,706	0.90	12-May-25
19_237XXXX	SEK	500,000,000	50,834,706	0.90	12-May-25
19_263XXXX	SEK	100,000,000	10,166,941	0.90	12-May-25
19_273XXXX	SEK	100,000,000	10,166,941	0.90	12-May-25
19_79XXXXX	SEK	500,000,000	50,834,706	0.90	12-May-25
	Sum Of Notional	1,700,000,000	172,838,000
24_46XXXXX	USD	100,000,000	63,000,000	5.49	24-Apr-25
24_114_B1X	USD	63,000,000	75,000,000	5.95	05-May-25
24_115_B1X	USD	75,000,000	100,000,000	5.91	08-May-25
24_53XXXXX	USD	25,000,000	25,000,000	5.12	13-May-25
24_56XXXXX	USD	50,000,000	50,000,000	5.10	28-May-25
24_61_B1XX	USD	50,000,000	50,000,000	5.10	12-Jun-25
	Sum Of Notional	263,000,000	363,000,000
23_146XXXX	UZS	150,000,000,000	11,627,907	14.25	02-May-25
24_06XXXXX	UZS	100,000,000,000	7,751,938	14.25	02-May-25
25_501XXXX	UZS	22,801,890,000	1,758,026	16.95	15-Apr-25
	Sum Of Notional	272,801,890,000	21,137,871
22_549XXXX	LKR	90,918,180	301,954	8.00	16-Jun-25
	Sum Of Notional	90,918,180	301,954
TOTAL MATURED MARKET BORROWINGS			1,789,076,769

Net decrease in Short-term Borrowings for the quarter ended June 30, 2025			94,806,067

The notes to consolidated financial statements are an integral part of these statements.